Exhibit 2.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

PART II OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT INCOMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985 (AS AMENDED). If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised pursuant to the Financial Services and Markets Act 2000 or from an appropriately authorised independent financial adviser if you arc taking advice in a territory outside the United Kingdom.

If you have sold or otherwise transferred all of your lastminute.com Shares, please send this document and the accompanying Forms of Proxy as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. If you have sold or transferred part of your holding of lastminute.com Shares, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities, nor is it a solicitation of any vote or approval, in any jurisdiction in which such solicitation is unlawful.

This document is not being posted to persons with registered addresses in Canada and must not be mailed, forwarded, distributed or sent in or into Canada.

Recommended Acquisition

of

lastminute.com plc

by

Travelocity Europe Limited

an indirect wholly owned subsidiary of

Sabre, Inc.

by means of a

SCHEME OF ARRANGEMENT

under section 425 of the Companies Act 1985

Your attention is drawn to the letter from the Chairman of lastminute.com in Part I of this document, which contains the unanimous recommendation of the lastminute.com Directors that you vote in favour of the Scheme at the Court Meeting and in favour of the special resolution to be proposed at the Extraordinary General Meeting.

Notices of the Court Meeting and the Extraordinary General Meeting, each of which will be held at Arundel House, 13-15 Arundel Street, London WC2R 3DX on 29 June, 2005, are set out at the end of this document. The Court Meeting will start at 10:00 a.m. and the Extraordinary General Meeting at 10:15 a.m. (or, if later, immediately following the conclusion or adjournment of the Court Meeting).

Shareholders will find enclosed with this document a white Form of Proxy for use in connection with the Court Meeting and a pink Form of Proxy for use in connection with the Extraordinary General Meeting. Whether or not you intend to attend the meetings in person, please complete and sign both the enclosed Forms of Proxy in accordance with the instructions printed thereon and return them as soon as possible to Lloyds TSB Registrars so as to arrive at least 48 hours before the relevant meeting. If the white Form of Proxy for the Court Meeting is not lodged by the above time, it may be handed to the Chairman of the Court Meeting before the start of that meeting. However, in the case of the Extraordinary General Meeting, unless the pink Form of Proxy is lodged by the above time, it will be invalid. The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the Extraordinary General Meeting, or any adjournment thereof, if you so wish and are so entitled. Alternatively, if you hold your shares in uncertified form (i.e. in CREST), you may vote using the CREST Proxy Voting Service in accordance with the procedure set out in the CREST Manual.

If you have any questions regarding the action you should take, please contact the lastminute.com shareholder helpline on O870 241 8114 (from within the UK) or +44 190 327 6330 (from outside the UK).

Merrill Lynch is acting exclusively for lastminute.com and for no-one else in connection with the Acquisition and will not be responsible to anyone other than lastminute.com for providing the protections afforded to clients of Merrill Lynch or for providing advice relating to the Acquisition.

UBS is acting exclusively for lastminute.com and for no one else in connection with the Acquisition and will not be responsible to anyone other than lastminute.com for providing the protections afforded to clients of UBS or for providing advice relating to the Acquisition.

JPMorgan Cazenove is acting exclusively for lastminute.com and for no one else in connection with the Acquisition and will not be responsible to anyone other than lastminute.com for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice relating to the Acquisition.

Morgan Stanley is acting exclusively for Travelocity Europe, Sabre and Sabre Holdings and for no-one else in connection with the Acquisition and will not be responsible to anyone other than Travelocity Europe, Sabre and Sabre Holdings for providing the protections afforded to clients of Morgan Stanley or for providing advice relating to the Acquisition.

IMPORTANT NOTICES

The ability of lastminute.com Shareholders who are not resident in the United Kingdom or the United States to vote their lastminute.com Shares at the Court Meeting and the Extraordinary General Meeting, or to execute and deliver Forms of Proxy appointing another person to vote at those meetings on their behalf, may be affected by the laws of the jurisdiction in which they are located. Persons who are not resident in the United Kingdom or the United States should inform themselves of, and observe, any applicable requirements.

Whether or not a lastminute.com Shareholder’s lastminute.com Shares are voted at the Court Meeting or the Extraordinary General Meeting) if the Scheme becomes effective, those lastminute.com Shares will be cancelled (or, as applicable, transferred) pursuant to the Scheme in return for the payment of 165 pence per lastminute.com Share.

The statements contained herein are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of lastminute.com except where otherwise stated.

CAUTIONARY NOTE REGARDING
FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of lastminute.com, the lastminute.com Group, Travelocity Europe, Sabre and/or Sabre Holdings and certain plans and objectives of the boards of directors of lastminute.com, Travelocity Europe, Sabre and/or Sabre Holdings with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”,  “goal”, “believe”, “will”, “may”, “should”, “would”, “could” or other words of similar meaning. These statements are based on assumptions and assessments made by the boards of directors of lastminute.com. Travelocity Europe, Sabre and/or Sabre Holdings (as applicable) in the light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this document could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements.

Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. lastminute.com. Travelocity Europe, Sabre and/or Sabre Holdings assume no obligation to update or correct the information contained in this document.

DEALING DISCLOSURE REQUIREMENTS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control “relevant securities” (within the definition set out in the Code) of lastminute.com, owns or controls, or becomes the owner or controller, directly or indirectly of one per cent. or more of any class of relevant securities of lastminute.com is generally required under the provisions of Rule 8 of the Code to notify a Regulatory Information Service and the Panel by not later than 12:00 noon (London time) on the business day following the date of the transaction of every dealing in such relevant securities during the period to the date on which the Scheme becomes effective or is withdrawn (or, if applicable, the takeover offer becomes or is declared unconditional as to acceptances or lapses or is withdrawn). A copy of such notification on the appropriate form should be faxed to the Panel by that time on +44 (0) 20 7236 7013 or e-mailed to:

monitoring@disclosure.org.uk

In the event of any doubt as to the application of these requirements, the Panel should be consulted on +44 (0) 20 7638 0129. Dealings by lastminute.com, Travelocity Europe or their respective “associates” (within the definition set out in the Code) in any class of relevant securities of lastminute.com or referable thereto until the end of such period should also be disclosed.

Please consult your financial adviser if you believe that Rule 8 of the Code may be applicable to you.

TO VOTE ON THE ACQUISITION

Whether or not you plan to attend the Court Meeting and the Extraordinary General Meeting:

1.      Complete and return the WHITE Form of Proxy, to be received by no later than 10:00 a.m. on 27 June, 2005; and

2.      Complete and return the PINK Form of Proxy, to be received by no later than 10:15 a.m. on 27 June, 2005.

Please note that in the event that the Scheme becomes effective, lastminute.com Shareholders will not incur any dealing costs.

If you have any questions regarding the action you
should take, please contact the lastminute.com
shareholder helpline on

0870 241 8114 (from within the UK)

or +44 190 327 6330 (from outside the UK).

The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the Extraordinary General Meeting, or any adjournment thereof, if you so wish and are so entitled.

IT IS IMPORTANT THAT, FOR THE COURT MEETING IN PARTICULAR, AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COURT MAY BE SATISFIED THAT THERE IS A FAIR AND REASONABLE REPRESENTATION OF LASTMINUTE.COM SHAREHOLDER OPINION. YOU ARE THEREFORE STRONGLY URGED TO SIGN AND RETURN YOUR FORMS OF PROXY AS SOON AS POSSIBLE.

This page should be read in conjunction with ACTION TO BE TAKEN on pages 4, 10 and 27 of this document and the rest of this document.

ACTION TO BE TAKEN

The Court Meeting and the Extraordinary General Meeting will be held at Arundel House, 13-15 Arundel Street, London WC2R 3DX on 29 June, 2005. The Court Meeting will start at 10:00 a.m. and the Extraordinary General Meeting at 10:15 a.m. (or, if later, immediately following the conclusion or adjournment of the Court Meeting). Implementation of the Scheme requires the approval of lastminute.com Shareholders at both of these meetings.

Shareholders will find enclosed with this document a white Form of Proxy for use in connection with the Court Meeting and a pink Form of Proxy for use in connection with the Extraordinary General Meeting. Whether or not you intend to attend the meetings in person, please complete and sign both the enclosed Forms of Proxy in accordance with the instructions printed thereon and return them as soon as possible to Lloyds TSB Registrars so as to arrive no later than:

White Forms of Proxy for the Court Meeting	10:00 a.m. on 27 June, 2005#

Pink Forms of Proxy for the Extraordinary General Meeting	10:15 a.m. on 27 June, 2005

#Alternatively, white Forms of Proxy (but NOT pink Forms of Proxy) may be handed to the Chairman of the Court Meeting on 29 June, 2005 and will still be valid.

If you hold lastminute.com Shares in uncertificated form (i.e. in CREST) you may vote using the CREST Proxy Voting Service in accordance with the procedures set out in the CREST Manual (please also refer to the accompanying notes to the Notice of Extraordinary General Meeting set out at the end of this document). Proxies submitted via CREST (under CREST participant ID 7RA01) must be received by Lloyds TSB Registrars no later than 10:00 a.m. on 27 June, 2005 in the case of the Court Meeting and by 10:15 a.m. on 27 June, 2005 in the case of the Extraordinary General Meeting.

The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the Extraordinary General Meeting, or any adjournment thereof, if you so wish and are so entitled.

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of lastminute.com Shareholder opinion. You are therefore strongly urged to sign and return your Forms of Proxy as soon as possible.

If you have any questions regarding the action you should take, please contact the lastminute.com shareholder helpline on
0870 241 8114 (from within the UK)
or +44 190 327 6330 (from outside the UK).

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time for lodging Forms of Proxy for

Court Meeting (white form)	10:00 a.m. on 27 June, 2005(1)

Extraordinary General Meeting (pink form)	10:15 a.m. on 27 June, 2005(1)

Voting Record Time for Court Meeting and Extraordinary General Meeting	6:00 p.m. on 27 June, 2005

Court Meeting	10:00 a.m. on 29 June, 2005

Extraordinary General Meeting	10:15 a.m. (or, if later, immediately following the conclusion or adjournment of the Court Meeting) on 29 June, 2005

Hearing Date (to sanction the Scheme and confirm the reduction of capital)	19 July, 2005

Scheme Record Time	6:00 p.m. on 19 July, 2005(2)

Last day of dealings in, and for registration of transfers of, lastminute.com Shares	19 July, 2005(2)

Effective Date	20 July, 2005(3)

Cancellation of listing of lastminute.com Shares	20 July, 2005(3)

Latest date for despatch of cheques and payment through CREST	3 August, 2005(3)

Unless otherwise stated, all references to times in this document are to London times.

(1)           Please see “Action to be taken” on pages 4, 10 and 27 of this document.

(2)           Assuming a Hearing Date of 19 July, 2005, Dealings in lastminute.com Shares will be suspended with effect from the close of business on this date. In accordance with normal settlement procedures, dealings in lastminute.com Shares after the third business day prior to the Scheme Record Time will not be registered prior to the Scheme Record Time.

(3)           These dates are indicative only and will depend, among other things, on the date upon which the Court sanctions the Scheme.

Part I

LETTER FROM THE CHAIRMAN OF LASTMINUTE.COM

lastminute.com

Directors:	Registered office:

Brian Collie (Chairman)	39 Victoria Street
Brent Hoberman (Chief Executive Officer)	London
Ian McCaig (Chief Operating Officer)	SW1H 0EE
Alan Barber (Non-Executive Director)
Sven Boinet (Non-Executive Director)	Registered in England
Bob Collier (Non-Executive Director)	and Wales with
Martha Lane Fox (Non-Executive Director)	number 03852152
Agnes Touraine (Non-Executive Director)

6 June, 2005

To lastminute.com Shareholders and, for information only, to holders of lastminute.com Convertible Bonds and participants in the lastminute.com Share Schemes

Dear lastminute.com Shareholder,

Recommended acquisition of lastminute.com by Travelocity Europe, an indirect wholly owned subsidiary of Sabre

1.             Introduction

On 12 May, 2005, Sabre and lastminute.com announced that they had reached agreement on the terms of a recommended cash acquisition by Sabre of lastminute.com for 165 pence per lastminute.com Share to be effected by means of a scheme of arrangement under section 425of the Companies Act. The Acquisition will be made by Travelocity Europe, a private limited liability company wholly owned indirectly by Sabre, established for the purpose of the Acquisition.

I am writing to you on behalf of the lastminute.com Board to explain the background to and terms of the Acquisition and to explain why the lastminute.com Directors consider the terms of the Acquisition to be fair and reasonable and why they are unanimously recommending that lastminute.com Shareholders should vote in favour of the Scheme and the special resolution to be proposed at the Extraordinary General Meeting.

The lastminute.com Directors have irrevocably undertaken to vote in favour of the Scheme, and to procure that their spouses and children do so, in respect of their own beneficial holdings of lastminute.com Shares. Dotcom Investment Holdings Inc. (a company wholly owned by a trust of which Brent Hoberman is a potential beneficiary) has also irrevocably undertaken to vote in favour of the Scheme in respect of its holding of lastminute.com Shares. Taken together, the holdings of the directors of lastminute.com and their spouses and children and Dotcom Investment Holdings Inc. represent approximately 7.2 per cent. of the existing issued share capital of lastminute.com.

2.             Summary of terms of the Acquisition

It is intended that the Acquisition will be implemented by way of the Scheme, the full details of which are set out in the explanatory statement in Part II of this document.

If the Scheme becomes effective, all the Scheme Shares will be cancelled (or transferred) and, in exchange, lastminute.com Shareholders on the register at the Scheme Record Time will receive:

for each lastminute.com Share under the Scheme                                                                                                                                                                     165 pence in cash

The terms of the Acquisition represent a premium of approximately:

•              57 per cent, over the closing middle-market price of 105 pence per lastminute.com Share on 10 May, 2005, being the last business day prior to the date of the announcement by lastminute.com confirming it had received an approach which might or might not result in an offer for lastminute.com; and

•              47 per cent, over lastminute.com average share price for the 30 days to 10 May, 2005.

The terms of the Acquisition value the whole of the Diluted Share Capital of lastminute.com at approximately £577 million and imply an enterprise value for lastminute.com of approximately £606 million, including gross debt as at 31 March, 2005 of approximately £69 million and cash at bank and in hand as at 31 March, 2005 of approximately £40 million.

The Acquisition, which will be made by Travelocity Europe, is subject to the conditions set out in Part III of this document, including the approval of the terms of the Scheme by lastminute.com Shareholders and the sanction of the Scheme by the Court.

The approval required at the Court Meeting will be a majority in number of lastminute.com Shareholders representing 75 per cent. in value of the shares held by such holders present and voting either in person or by proxy at the Court Meeting.

In addition, a special resolution approving the Scheme, authorising the lastminute.com Directors to implement the Scheme, approving the alteration of lastminute.com’s articles of association and (unless, no later than 6:00 p.m. on the date immediately prior to the Hearing Date, the lastminute.com Directors have elected to designate all the Scheme Shares as Transfer Shares) sanctioning the related reduction of capital, must be passed by lastminute.com Shareholders representing 75 per cent. of the votes cast at the Extraordinary General Meeting.

The Scheme will not be completed unless all the conditions set out in Pan III (Conditions to the implementation of the Scheme and the Acquisition) of this document have been satisfied or, if permitted, waived by no later than the time of the Court hearing to sanction the Scheme. The conditions set a date of 31 July, 2005 (or such later date as lastminute.com and Travelocity Europe may agree) by which they must be satisfied or, if permitted, waived. On 24 May, 2005, the German Federal Cartel Office notified Sabre and lastminute.com that the conditions for a prohibition under section 36 paragraph 1 of the German Act Against Restraints of Competition are not met; accordingly the condition set out at paragraph 2(A)(ii) of Part III has been satisfied.

3.             Background to and reasons for recommending the Acquisition

lastminute.com is Europe’s leading online independent travel and leisure group, lastminute.com operates in five key geographical market-places throughout Europe and has established approximately 15,000 supplier relationships. The company has overseen the number of subscribers to its weekly newsletter expand from 2.8 million in September 2000 to over 10.4 million today and has now served over 7 million customers. TTV generated by lastminute.com has grown from £34.2 million in the financial year ended 30 September, 2000 to £992.3 million in the financial year ended 30 September, 2004.

The interim results for the six months ended 31 March, 2005, published on 12 May, 2005, demonstrate that this growth is continuing, with a 57 per cent. rise in TTV versus the same period last year and the order book doubling since the first quarter of 2005.

The European online travel sector has, however, been consolidating steadily. The acquisitions of ebookers and Gullivers Travel by Cendant completed at the beginning of 2005 were two of the most recent transactions in a process which has resulted in the emergence of a small number of large, trans-continental operators in this sector.

Against this background, Sabre approached lastminute.com concerning a possible offer for lastminute.com. The proposed combination with Sabre represents a natural fit, combining Sabre’s market knowledge, US online travel experience and global distribution system with lastminute.com branding and presence in Europe.

The Acquisition represents an opportunity for lastminute.com Shareholders to realise the value of their investment today at an attractive premium to the market value of the business as it stood prior to the announcement by lastminute.com confirming it had received an approach which might or might not result in an offer for lastminute.com. lastminute.com Shareholders will also benefit from not incurring dealing costs for the sale of their shares. The lastminute.com Directors recognise the value that lastminute.com’s unique business model, brand name, reputation and market position hold for Sabre and believe that the terms of the Acquisition reflect this.

4.                                      Implementation Agreement

lastminute.com, Travelocity Europe and Sabre have entered into the Implementation Agreement which contains certain assurances and confirmations between the parties, including in relation to the implementation of the Scheme on a timely basis, the convening of a meeting of Bondholders and the conduct of business of lastminute.com in the ordinary course prior to the Effective Date. Under the Implementation Agreement, Travelocity Europe has reserved the right to make an Offer for lastminute.com and has undertaken to do so if the Scheme is not sanctioned by the Court following approval by lastminute.com Shareholders. The Implementation Agreement also provides for the payment by lastminute.com to Sabre of an inducement fee in certain circumstances and for certain exclusivity arrangements.

An overview of the terms of the Implementation Agreement is set out in paragraph 5 of Part II of this document.

5.                                      Management and employees

Following completion of the Acquisition it is intended that. Brent Hoberman, currently Chief Executive Officer of lastminute.com, will become Chief Executive Officer of the combined lastminute.com and Travelocity European operations, reporting to Michelle Peluso, who is the President and Chief Executive Officer of Travelocity globally. Damon Tassone, currently President of the European division of Travelocity, will become Deputy Chief Executive Officer reporting to Brent Hoberman. Other key lastminute.com and Travelocity management are expected to continue as senior executives within the combined organisation.

Sabre has given assurances to the lastminute.com Board that, following the Acquisition, the existing employment rights, including pension rights, of all employees of the lastminute.com Group will be fully safeguarded.

6.                                      lastminute.com Share Schemes

Participants in the lastminute.com Share Schemes are being written to separately regarding the impact of the Acquisition upon the lastminute.com Share Schemes.

7.                                      lastminute.com Convertible Bonds

A separate proposal (which is subject to the Scheme becoming effective) is being put to holders of the lastminute.com Convertible Bonds.

8.                                      UK and US Taxation

Your attention is drawn to paragraphs 16 and 17 of Part II of this document. If you are in any doubt about your tax position, or you are subject to taxation in any jurisdiction other than the UK or the US, you are strongly advised to consult an appropriate professional independent financial adviser immediately.

9.                                      Action to be taken

The Scheme will require the approval of lastminute.com Shareholders at the Court Meeting to be held at Arundel House, 13-15 Arundel Street, London WC2R 3DX on 29 June, 2005 at 10:00 a.m. Implementation of the Scheme will also require the passing by lastminute.com Shareholders of the special resolution to be proposed at the Extraordinary General Meeting to be held at Arundel House, 13-15 Arundel Street, London WC2R 3DX on 29 June, 2005 at 10:15 a.m. (or, if later, immediately following the conclusion or adjournment of the Court Meeting) and also the subsequent sanction of the Court. Further details of the Court Meeting, the Extraordinary General Meeting and the resolution to be proposed are set out in paragraph 11 of Part II of this document. If the Scheme becomes effective it will be binding on all lastminute.com Shareholders, including any lastminute.com Shareholders who did not vote to approve the Scheme.

You will find enclosed with this document:

•                                          a white Form of Proxy for use in respect of the Court Meeting; and

•                                          a pink Form of Proxy for use in respect of the Extraordinary General Meeting.

Whether or not you intend to attend the meetings, please complete and sign the Forms of Proxy and return them in accordance with the instructions printed thereon to lastminute.com’s registrar, Lloyds TSB Registrars, so as to arrive as soon as possible and, in any event, at least 48 hours before the time fixed for the relevant meeting. If the white Form of Proxy relating to the Court Meeting is not lodged by that time, it may still be handed to the Chairman of the Court Meeting at that meeting. However, in the case of the Extraordinary General Meeting, unless the pink Form of Proxy is lodged so as to be received by the time mentioned in the instructions printed on the pink Form of Proxy, it will be invalid. The completion and return of a Form of Proxy will not prevent a lastminute.com Shareholder from attending and voting in person at the Court Meeting and the Extraordinary General Meeting (or any adjournments thereof) if he wishes to do so.

Alternatively, if you hold lastminute.com Shares in uncertificated form (i.e. in CREST) you may vote using the CREST Proxy Voting Service in accordance with the procedures set out in the CREST Manual (please also refer to the notes to the Notice of Extraordinary General Meeting set out at the end of this document). Proxies submitted via CREST (under CREST participant ID 7RA01) must be transmitted so as to be received by Lloyds TSB Registrars by not later than 48 hours before the time fixed for the relevant meeting.

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of lastminute.com Shareholder opinion. You are therefore strongly urged to sign and return your Forms of Proxy as soon as possible.

10.                               Further information

Your attention is drawn to the letter from Merrill Lynch and UBS set out in Part II of this document (being the explanatory statement pursuant to section 426 of the Companies Act).

11.                               Recommendation

The lastminute.com Board, which has been so advised by Merrill Lynch and UBS, considers the terms of the Acquisition to be fair and reasonable. In providing advice to the lastminute.com Board, Merrill Lynch and UBS have taken account of the commercial assessments of the lastminute.com Board.

The lastminute.com Board believes that the terms of the Acquisition are in the best interests of lastminute.com Shareholders as a whole and, accordingly, unanimously recommends lastminute.com

Shareholders to vote in favour of the Scheme and the special resolution to be proposed at the Extraordinary General Meeting. The lastminute.com Directors have irrevocably undertaken to vote in favour of the Scheme, and to procure that their spouses and children do so, in respect of their own beneficial holdings of lastminute.com Shares. Dotcom Investment Holdings Inc. (a company wholly owned by a trust of which Brent Hoberman is a potential beneficiary) has also irrevocably undertaken to vote in favour of the Scheme in respect of its holding of lastminute.com Shares. Taken together, the holdings of the directors of lastminute.com and their spouses and children and Dotcom Investment Holdings Inc. represent approximately 7.2 per cent, of the existing issued share capital of lastminute.com.

Yours faithfully,

/s/ Brian Collie
Brian Collie
Chairman

If you have any questions regarding the action you should take, please contact the lastminute.com shareholder helpline on
0870 241 8114 (from within the UK)
or +44 190 327 6330 (from outside the UK).

Part II

EXPLANATORY STATEMENT

(in compliance with section 426 of the Companies Act)

Merrill Lynch International	UBS Limited
Merrill Lynch Financial Centre	1 Finsbury Avenue
2 King Edward Street	London EC2M 2PP
London EClA 1HQ

6 June, 2005

To lastminute.com Shareholders and, for information only, to holders of lastminute.com Convertible Bonds and to participants in the lastminute.com Share Schemes

Dear lastminute.com Shareholder,

Recommended acquisition of lastminute.com by Travelocity Europe, an indirect wholly owned subsidiary of Sabre

1.                                      Introduction

On 12 May, 2005, Sabre and lastminute.com announced they had reached agreement on the terms of a recommended cash acquisition of lastminute.com at a price of 165 pence per lastminute.com Share to be effected by means of a scheme of arrangement under section 425 of the Companies Act. The Acquisition will be made by Travelocity Europe, a private limited liability company wholly owned indirectly by Sabre, established for the purpose of the Acquisition.

We have been authorised by the lastminute.com Directors to write to you to explain the terms of the Acquisition and the Scheme and to provide you with other relevant information. The Scheme is set out in full in Part VII of this document. Your attention is also drawn to the information in the other parts of this document including Part IV (Financial Information relating to the lastminute.com Group), Part V (Financial Information relating to the Sabre Group) and Part VI (Additional Information).

Statements made or referred to in this explanatory statement in relation to the recommendation of the lastminute.com Directors reflect the views of the lastminute.com Directors and (other than as stated below) the information in this explanatory statement is the responsibility of the lastminute.com Directors (on the bases set out in paragraph 1(A) of Part VI). Statements in this explanatory statement regarding the Sabre Group and the directors of Sabre and Travelocity Europe are the responsibility of the directors of Sabre and Travelocity Europe (on the bases set out in paragraph 1(B) of Part VI).

2.                                      Recommendation

Your attention is drawn to the letter from the Chairman of lastminute.com set out in Part I of this document, which forms part of this explanatory statement and which, amongst other things, states that the lastminute.com Board, which has been so advised by Merrill Lynch and UBS, considers the terms of the Acquisition to be fair and reasonable and, accordingly, unanimously recommends lastminute.com Shareholders to vote in favour of the Scheme and the special resolution to be proposed at the Extraordinary General Meeting. The lastminute.com Directors have irrevocably undertaken to vote in favour of the Scheme, and to procure that their spouses and children do so, in respect of their own beneficial holdings of lastminute.com Shares. Dotcom Investment Holdings Inc. (a company wholly owned by a trust of which Brent Hoberman is a potential beneficiary) has also irrevocably undertaken to vote in favour of the Scheme in respect of its holding of lastminute.com Shares. Taken together, the holdings of the directors of lastminute.com and their spouses and children and Dotcom Investment Holdings Inc. represent approximately 7.2 per cent. of the existing issued share capital of lastminute.com.

In providing advice to the lastminute.com Board, Merrill Lynch and UBS have taken account of the commercial assessments of the lastminute.com Board.

3.             The Acquisition

The Acquisition will be effected by means of a scheme of arrangement between lastminute.com and its shareholders under section 425 of the Companies Act.

The procedure involves an application by lastminute.com to the Court to sanction the Scheme and confirm the cancellation (or transfer) of all the existing lastminute.com Shares, in consideration for which lastminute.com Shareholders on the register at the Scheme Record Time will receive cash as described below. Under the Scheme, the lastminute.com Directors will be granted the absolute discretion to designate all or any of the Scheme Shares as Transfer Shares and under the Implementation Agreement (described in paragraph 5 of this Part II), Travelocity Europe may require lastminute.com to designate shares as Transfer Shares for the purposes of the Scheme. lastminute.com Shares transferred under the Scheme will be acquired fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any), made or paid on or after the date of the Announcement. lastminute.com Shareholders on the register at the Scheme Record Time will receive the same consideration irrespective of whether their shares are cancelled or transferred pursuant to the Scheme.

The purpose of the Scheme is to provide for Travelocity Europe to become the owner of the whole of the issued share capital of lastminute.com, to be achieved by:

(i)            the cancellation of the Cancellation Shares held by lastminute.com Shareholders and the application of the reserve arising from such cancellation in paying up in full a number of new lastminute.com Shares which is equal to the number of Cancellation Shares cancelled and issuing those new lastminute.com Shares to Travelocity Europe; and/or

(ii)           the transfer of the Transfer Shares by lastminute.com Shareholders to Travelocity Europe.

Holders of Scheme Shares who are on the register of lastminute.com at the Scheme Record Time will then receive cash on the following basis:

for each lastminute.com Share under the Scheme                                                       165 pence in cash

The terms of the Acquisition represent a premium of approximately:

•              57 per cent. over the closing middle-market price of 105 pence per lastminute.com Share on 10 May, 2005, being the last business day prior to the date of the announcement by lastminute.com confirming it had received an approach which might or might not result in an offer for lastminute.com; and

•              47 per cent. over lastminute.com’s average share price for the 30 days to 10 May, 2005.

The terms of the Acquisition value the whole of the Diluted Share Capital of lastminute.com at approximately £577 million and imply an enterprise value for lastminute.com of approximately £606 million, including gross debt as at 31 March, 2005 of approximately £69 million and cash at bank and in hand as at 31 March, 2005 of approximately £40 million.

4.             Approval of the Scheme

Approval of the Scheme will be sought from lastminute.com Shareholders at the Court Meeting and the Extraordinary General Meeting.

In order to become effective, the Scheme must be approved by a majority in number of lastminute.com Shareholders representing at least 75 per cent. in value of the lastminute.com Shares that are voted at the Court Meeting.

In addition, a special resolution approving the Scheme, authorising the lastminute.com Directors to implement the Scheme, approving the alteration of lastminute.com’s articles of association and (unless, no later than 6:00 p.m. on the date immediately prior to the Hearing Date, the lastminute.com Directors have elected to designate all the Scheme Shares as Transfer Shares) sanctioning the related reduction of capital, must be passed by lastminute.com Shareholders representing 75 per cent. of the votes cast at the Extraordinary General Meeting.

The Scheme will not be completed unless all the conditions set out in Part III (Conditions to the Implementation of the Scheme and the Acquisition) have been satisfied or, if permitted, waived by no later than the time of the Court hearing to sanction the Scheme. The conditions set a date of 31 July, 2005 (or such later date as lastminute.com and Travelocity Europe may agree) by which they must be satisfied or, if permitted, waived. On 24 May, 2005, the German Federal Cartel Office notified Sabre and lastminute.com that the conditions for a prohibition under section 36 paragraph 1 of the German Act Against Restraints of Competition are not met; accordingly the condition set out at paragraph 2(A)(ii) of Part III has been satisfied.

Subject to (i) the passing of the resolutions proposed at the Court Meeting and the Extraordinary General Meeting, (ii) the satisfaction or waiver of the conditions (as referred to above) and (iii) the sanction of the Court at the Court hearing, the Scheme will become effective upon delivery of a copy of the Court order sanctioning the Scheme and (unless, no later than 6:00 p.m. on the date immediately prior to the Hearing Date, the lastminute.com Directors have elected to designate all the Scheme Shares as Transfer Shares) confirming the reduction of capital consequent upon the cancellation of the Cancellation Shares and registration of the order confirming such reduction of capital.

If the Scheme becomes effective, it will be binding on all lastminute.com Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the Extraordinary General Meeting.

It is proposed that the Scheme will (subject to the passing of the special resolution to amend the articles of association of lastminute.com at the Extraordinary General Meeting) extend to any lastminute.com Shares issued under the lastminute.com Share Schemes or otherwise before 6:00 p.m. on the day preceding the Hearing Date. The Scheme will not extend to lastminute.com Shares issued after that time.

Travelocity Europe has agreed to instruct counsel to appear on its behalf at the Court hearing to sanction the Scheme and to undertake to the Court to be bound by the Scheme in so far as it relates to Travelocity Europe.

5.             Implementation Agreement

lastminute.com, Travelocity Europe and Sabre have entered into the Implementation Agreement which contains certain assurances and confirmations between the parties, including in relation to the implementation of the Scheme on a timely basis, the convening of a meeting of Bondholders and the conduct of business of lastminute.com in the ordinary course prior to the Effective Date. Under the Implementation Agreement, Travelocity Europe has reserved the right to make an Offer for lastminute.com and has undertaken to do so if the Scheme is not sanctioned by the Court following approval by lastminute.com Shareholders.

Inducement fee

lastminute.com has agreed to pay an inducement fee to Sabre of one per cent. of the value of the aggregate offer price for the lastminute.com Shares, calculated by reference to (i) the price per issued lastminute.com Share offered by Sabre or Travelocity Europe (as the case may be) from time to time and (ii) an amount equal to the price per issued lastminute.com Share offered by Sabre or Travelocity Europe (as the case may be) from time to time less the exercise price, in respect of each lastminute.com Share under option at a price which is equal to or less than the offer price, together with an amount in respect of any VAT recoverable by lastminute.com (if applicable), if:

(a)           prior to the date on which the Scheme lapses or is withdrawn or the Court declines to sanction such Scheme, an Alternative Proposal (or any amended version of any Alternative Proposal) is announced and such Alternative Proposal becomes wholly unconditional; or

(b)           Sabre or Travelocity Europe has announced a firm intention to acquire the lastminute.com Shares by way of an Offer, and prior to the date on which the Offer (or any revision thereof) lapses or is withdrawn, an Alternative Proposal (or any amended revision of any Alternative Proposal) is announced and becomes wholly unconditional; or

(c)           the lastminute.com Directors withdraw or adversely modify their recommendation to lastminute.com Shareholders to vote in favour of the Scheme and/or the resolution at the Extraordinary General Meeting, provided that Sabre does not withdraw or lapse its support for the Scheme other than in circumstances where (i) prior to an Alternative Proposal lapsing or being withdrawn the Court adjourns the Court Meeting and lastminute.com adjourns the Extraordinary General Meeting; and (ii) following such Alternative Proposal lapsing or having been withdrawn, the Court Meeting and the Extraordinary General Meeting are not held within 28 days of such Alternative Proposal lapsing or being withdrawn; or

(d)           Sabre or Travelocity Europe has announced a firm intention to acquire the lastminute.com Shares by way of an Offer and the lastminute.com Directors withdraw or adversely modify their recommendation to lastminute.com Shareholders to accept such Offer provided that following such withdrawal or adverse modification of the recommendation Sabre does not withdraw or lapse its Offer (or any revision thereof) until either: (i) at least 14 days after an Alternative Proposal has lapsed or been withdrawn, or (if a shorter period) (ii) the final day on which the Panel permits the Offer to be declared unconditional as to acceptances; or

(e)           the Panel allows Sabre to withdraw its support for the Scheme (or if Sabre has announced a firm intention to acquire the lastminute.com Shares by way of an Offer, the Panel allows Sabre to withdraw such Offer) by reason of a breach of either of the conditions set out in paragraphs 2(E) or 2(G) of Part III  (Conditions to the implementation of the Scheme and the Acquisition) or because the Implementation Agreement is terminable for breach of certain covenants relating to the conduct of lastminute.com’s business prior to completion of the Acquisition or obligations to be performed by lastminute.com if the circumstances are of such material significance to Travelocity Europe that the Panel permits the Scheme to be withdrawn, provided that (if the breach is remediable within the timeframe contemplated for effecting the Scheme) lastminute.com has been given such period as is reasonable in the light of that timetable (not exceeding 15 days) to remedy the same and has not so remedied it within such time.

lastminute.com has represented to Sabre and Travelocity Europe that it has not entered into any inducement fee or similar arrangement in connection with an Alternative Proposal with any third party which is not acting in concert with Sabre. lastminute.com has undertaken that it will not enter into any arrangement in respect of any inducement fee or similar arrangement in connection with an Alternative Proposal with any competing offeror except if (i) the inducement fee or similar arrangement is not entered into until the date which is ten days after the announcement by the competing offeror of a firm intention to make an offer or a pre-conditional offer which is, in each case, at an offer price which is higher than the price offered by Travelocity Europe for the lastminute.com Shares (a “Competing Offer”); or (ii) its obligation to pay such fee has no effect if, prior to the date which is ten days after the announcement of a Competing Offer, Sabre and Travelocity Europe announce a revision of the terms of the Acquisition which provides for a price per lastminute.com Share which is no less than the price offered by the competing offeror and the revised terms of the Acquisition are no less favourable to the lastminute.com Shareholders taking account of all the circumstances including, without limitation, the obligations to pay inducement fees to Sabre and (if Sabre or Travelocity Europe does not revise the terms of the Acquisition) the competing offeror. lastminute.com has also undertaken that, in any event, the terms of any inducement fee agreed with a competing offeror shall be no more favourable to the competing offeror than the terms of the inducement fee provided for in the Implementation Agreement; and that it shall not enter into any arrangement in respect of any inducement fee or similar arrangement in respect of an Alternative Proposal with more than one competing offeror.

Non-solicitation

lastminute.com has further agreed that it shall not (i) solicit, initiate or otherwise seek to procure any Alternative Proposal (including, without limitation, by disclosing due diligence information) or (ii) enter into or continue any discussions, negotiations, correspondence or arrangement relating to any Alternative Proposal (save to the extent that the lastminute.com Directors (having taken appropriate legal advice) reasonably consider that they would be in breach of their fiduciary duties not to do so).

lastminute.com shall notify Sabre immediately in writing of any approach that is made to it and shall keep Sabre informed as to the progress of any such approach. lastminute.com shall also notify Sabre of any request for information received by it under Rule 20.2 of the Code.

Once the lastminute.com Directors are satisfied that the terms of an Alternative Proposal are no less favourable than the terms of the Acquisition and that the Alternative Proposal is capable of being implemented, lastminute.com shall notify Sabre immediately in writing of the material terms of such Alternative Proposal.

If an Alternative Proposal is announced for lastminute.com, lastminute.com has undertaken that it will not withdraw the Scheme for a period of 72 hours from the time of that announcement and if, within that time, Sabre communicates to lastminute.com a revision to the terms of the Acquisition, so that the terms of the Acquisition, as so revised, provide for a price in cash per lastminute.com share no less than the price offered under the Competing Offer, and the terms of the Acquisition, as so revised, are otherwise no less favourable to lastminute.com shareholders than the terms of the Competing Offer taking into account all circumstances, including, without limitation, any obligation to pay any inducement fee, the lastminute.com Directors will continue to recommend the Acquisition and withdraw any recommendation of the Competing Offer.

LTIP Awards

Upon the Scheme being sanctioned by the Court, the Remuneration Committee of the lastminute.com Board (the “Remuneration Committee”) would be entitled to release a proportion of the LTIP Awards, subject to satisfaction of performance targets on such date and taking into account the length of the relevant holding period completed at that date. lastminute.com (on behalf of the Remuneration Committee) has agreed that all outstanding LTIP Awards granted in 2004 will lapse; and the Remuneration Committee will release a pro rata portion of no more than 25per cent. of the outstanding awards granted in 2005, in each case depending on the proportionate satisfaction of the relevant performance requirements on the date of release and Sabre has agreed to procure that Sabre Holdings will grant stock awards of equivalent value under and subject to the rules of the Sabre Holdings 2005 Amended and Restated Long Term Incentive Plan in replacement of all LTIP Awards which are not released and which therefore lapse. The replacement stock awards will have vesting provisions for performance-based vesting, upon achievement of specific financial performance criteria as well as a five year time-based vesting provision if the performance criteria are not met.

Alternative means of implementing the Acquisition

Travelocity Europe has reserved the right to elect to implement the Acquisition by way of a takeover offer, in which case a separate Offer Document will be despatched to lastminute.com Shareholders. In that event, the Offer will be made (so far as applicable) on the same terms and subject to the same conditions as the Scheme, subject to an acceptance condition set at 90 per cent. of the shares to which the Offer relates (and otherwise, subject to such amendments as lastminute.com may agree). Travelocity Europe has undertaken to lastminute.com (subject to the approval of the Panel) that if the Scheme is approved by the requisite majorities at the Court Meeting and the Extraordinary General Meeting but is not sanctioned by the Court, Travelocity Europe will make an Offer (on the terms described above) within 28 days after the Hearing Date.

6.             Background to and reasons for recommending the Acquisition

The details of the background to and reasons for recommending the Acquisition are set out in full in paragraph 3 of the letter from the Chairman of lastminute.com in Part I of this document.

7.             Sabre’s reasons for the Acquisition

The transaction is consistent with Sabre’s strategy of extending its role as a travel retailer, focusing on merchandising content, packages, and growing its international points of sale while, at the same time, broadening the products and services it offers to all customers through its travel distribution platform.

This proposed acquisition would provide Travelocity greater scale and the leading position in European online travel, including strong positions in the UK, France, Germany, Italy, Scandinavia and Spain.

lastminute.com’s position as Europe’s leading online independent travel agent and leisure group, and its diverse mix of flights, holidays, hotels, car hire and non-travel, is aligned with Travelocity’s strategy of continuing to expand its range of offerings to consumers, beyond basic air travel. Greater global scale would also extend the reach of the Sabre, Travelocity, and lastminute.com businesses, delivering their consumers a greater range of international travel options, and increased sales opportunities for their supplier partners.

Europe is the world’s largest leisure travel marketplace. In 2004, online penetration reached nine per cent., but it is expected to more than double to 20 per cent, by the end of 2006.

The Sabre management team has spent a significant amount of time analysing the strategic fit of Travelocity and lastminute.com and firmly believes that the combination is highly complementary and offers strategic, financial, and operational benefits.

Sabre has identified a number of areas for cost savings and revenue synergies to Travelocity. Areas of opportunity include streamlining marketing spending across brands, centralising operations and administrative functions, consolidating platforms, sharing technologies and supplier relationships.

Sabre expects the proposed acquisition, post deal integration costs, to be neutral to Sabre Holdings’ fully diluted adjusted earnings per share for the financial year ending 31 December, 2005 (after adjustment for stock compensation and intangible amortisation from merger and acquisition activity) (“Adjusted EPS”). Sabre expects the proposed acquisition, post deal integration costs, to be significantly accretive to Sabre Holdings’ fully diluted Adjusted EPS for the financial year ending 31 December, 2006. This statement is not intended to provide a forecast or estimate of the profits for any financial period of either Sabre Holdings or lastminute.com or to imply that the profits of either company for the financial years ending 31 December, 2005 or 31 December, 2006 will be greater than those for the preceding financial periods. Neither should this statement be interpreted to mean that Sabre Holdings’ earnings per share for 2005 and subsequent periods will necessarily exceed or match those for prior periods. On a US GAAP basis, without adjustments, the proposed acquisition is expected to be dilutive to fully diluted earnings per share for both 2005 and 2006 as Sabre Holdings amortises the intangible assets it acquires over their expected life.

8.             Branding

After closing of the Acquisition, Travelocity will evaluate its brands country by country with the intention of positioning lastminute.com as the lead brand in most countries in which it operates. Travelocity is likely to operate multiple brands in Europe to maintain the broadest possible online presence, while achieving efficiencies in marketing spending and by sharing key technologies and platforms.

9.             Information on the lastminute.com Group

lastminute.com, Europe’s leading online independent travel and leisure group, operates directly in fourteen European countries and participates in three international joint ventures, providing travel and leisure inspirations and solutions to customers. At 31 March, 2005, lastminute.com had over 10 million subscribers to its weekly newsletter. The business is based on the idea of matching supply and demand. lastminute.com offers consumers opportunities to acquire airline tickets, hotel rooms, holidays (both self-packaged and third party packages), car hire, entertainment tickets, restaurant reservations and food delivery, speciality services, gifts and auctions.

Having completed fourteen acquisitions in the past three years, lastminute.com now owns and operates online brands including holidayautos.com, travelprice.com, dcgriftour.com, travelselect.com, travel41ess.co.uk, eXhilaration.co.uk, medhotels.com, first-option.co.uk, gemstonetravel.com, onlinetravel.com and lastminuite.de.

lastminute.com seeks to differentiate itself by packaging and delivering products and services, such as restaurant reservations, entertainment tickets and gifts, in convenient, novel and distinctive ways. The company has been successful in developing a distinctive and widely recognised brand, which is intended to communicate spontaneity and a sense of adventure to a youthful target demographic.

lastminute.com was founded by Brent Hoberman and Martha Lane Fox in 1998. Brent Hoberman remains as Chief Executive Officer of the company, which currently employs approximately 2,000 people throughout Europe.

A copy of the announcement made on 12 May, 2005 by lastminute.com to the London Stock Exchange of the unaudited results of lastminute.com for the 3 and 6 months ended 31 March, 2005 is set out in Part IV of this document.

For the year ended 30 September, 2004, lastminute.com reported TTV, pre-exceptional earnings before interest, tax, depreciation and amortisation and profit before tax of £992.3 million, £24.1 million and £4.6 million, respectively. Pro forma TTV was approximately £1,071 million. Consolidated net assets as at 30 September, 2004 were £95.2 million, including cash at bank and in hand of £85.9 million.

On 4 October, 2004, lastminute.com made a statement illustrating how 2004 pro forma financials, together with potential cost savings and assumptions as to TTV growth, could lead to a certain level of earnings before interest, tax, depreciation and amortisation for the financial year to 30 September, 2005. It is a general requirement of the Code that such statements be reported on by the company’s reporting accountants and financial advisers. However, this statement was not intended to be a profit forecast for the year to 30 September, 2005 and is not (and, when made, was not) capable of being reported on to the standard required by Rule 28 of the Code. This is principally because a substantial portion of lastminute.com’s earnings before interest, tax, depreciation and amortisation is earned in the fourth quarter. with correspondingly low visibility at this stage as to the outcome for the full year. lastminute.com Shareholders should therefore not place any reliance on this statement in determining any action they should take in relation to the Acquisition.

Your attention is drawn to the financial information in respect of lastminute.com contained in Part IV of this document.

10.          Information on the Sabre Group

(A)          Travelocity Europe

The Acquisition will be effected by Travelocity Europe. a newly incorporated English private limited company which is an indirect wholly owned subsidiary of Sabre Holdings. Travelocity Europe forms part of the Travelocity business division of the Sabre Group (see below).

(B)          Sabre Holdings

Sabre Holdings is a world leader in travel commerce, marketing travel products and providing distribution and technology solutions for the travel industry. Sabre Holdings operates in multiple travel distribution channels: the travel agency channel, the consumer-direct channel and the business-direct channel. Through the Sabre® global distribution system, subscribers can access information about, and can book reservations for, among other things, airline trips, hotel stays, car rentals, cruises and tour packages. The Sabre Travel Network™ business operates the global distribution system and markets and distributes travel-related products and services through the travel agency channel. Sabre Holdings engages in consumer-direct and business-direct travel marketing and distribution through its Travelocity® business (see below). In addition, the Sabre Airline Solutions™ business is a leading provider of technology and services, including development and consulting services, to airlines and other travel providers.

In 2004, approximately 67.5 per cent. of Sabre Holdings’ revenue was generated from Sabre Travel Network, 21.9 per cent. from Travelocity and 10.6 per cent. from Sabre Airline Solutions based on segment results that include intersegment revenues.

(C)          Sabre

Sabre is the principal operating subsidiary and sole direct subsidiary of Sabre Holdings. Sabre or its direct or indirect subsidiaries conduct all the business of the Sabre Group. Sabre operates the Sabre Travel Network and Sabre Airline Solutions businesses.

Sabre Travel Network Business

Sabre Travel Network markets and distributes travel-related products and services through the travel agency and corporate channels. Travel agencies, both online and brick and mortar, subscribe to its services. The business provides travel agency subscribers information about and the ability to purchase travel-related products and services from airlines, hotels, car rental companies, cruise lines and others. The business also provides travel agency office automation tools, enables travel agencies to provide services via the Internet and provides reservation management, distribution and technology services to hotel properties.

Sabre Airline Solutions Business

Sabre Airline Solutions is a global leader in providing passenger management solutions, software products and related services, and consulting services to help airlines simplify operations and lower costs. Over 200 airlines worldwide use one or more products in Sabre Airline Solutions’ portfolio to increase revenues and improve operations. More than 100 airlines worldwide rely on Sabre Airline Solutions for its airline reservation suite products, with nine new carriers added and four carrier renewals for SabreSonic passenger management in 2004. In addition, more than 100 clients worldwide have turned to Sabre Airline Solutions consulting group for strategic, commercial and operational consulting.

Travelocity® Business

With millions of registered users and booking US$4.9 billion of travel in 2004, the Travelocity business markets and distributes travel-related products and services directly to individuals, including leisure travellers and business travellers, through Travelocity websites and contact centers, and websites owned by its supplier and distribution partners. Travelocity customers can access offerings, pricing and information about airlines, hotels, car rental companies, cruise lines, vacation and last-minute travel packages and other travel-related services. For business travellers, the Travelocity Business™ online corporate travel agency provides the integrated online corporate travel technology and full-service offering of the GetThere® product along with the online expertise of Travelocity.

(D)          Business Trends

Factors Influencing the Travel Industry, Particularly Airlines: Sabre’s revenues are highly dependent on the travel and transportation industries, and particularly on airlines. Most of Sabre’s revenue is derived from airlines, hotel operators, car rental companies, cruise operators, and other suppliers in the travel and transportation industries. Sabre’s revenue increases and decreases with the level of travel and transportation transactions processed by its systems. Consequently, Sabre’s revenues are highly subject to declines in, or disruptions to, travel and transportation due to factors entirely out of Sabre’s control. In addition, Sabre depends on a relatively small number of major airlines for a significant portion of its revenues. Several of these airlines are experiencing financial difficulty, some (including United Air Lines, Inc., U.S. Airways, Inc. and ATA Holdings Corporation) have sought bankruptcy protection and still others may consider bankruptcy relief.

Supplier Efforts to Control Travel Distribution: Airlines have been working aggressively for several years to divert transactions away from GDS networks and towards alternative travel distribution channels, including websites that they control and online travel agencies that book directly with those airlines. The efforts of suppliers to divert transactions away from independent distributors (such as online and conventional travel agencies using the Sabre GDS) towards supplier-direct channels (such as supplier-controlled websites and call centres) is referred to as “channel shift.” Over the last two years, Sabre has experienced a slowing in the rate of channel shift, which its attributes partly to its current pricing options for suppliers (discussed below), and partly due to a rebound in corporate travel. The slowing of channel shift is an encouraging indicator, but it is not clear if this pattern will continue over the long-term.

Competition and Consolidation: The marketplace for travel distribution is intensely competitive. Sabre routinely faces new competitors and new methods of travel distribution. Suppliers and third parties seek to create distribution systems that book directly with travel suppliers at a reduced cost. Many of these alternative travel distribution channels are in start-up or developing mode, are well-financed and have yet to fully define their functionality and costs. Those new travel distribution technologies may contribute to “channel shift” (see Supplier Efforts to Control Travel Distribution above). In addition, a new breed of competitors is entering the travel marketplace. Both established and start up search engine companies are attempting to enter the travel marketplace by leveraging search technology to aggregate travel search results across supplier, travel agent and other websites. These search engines and alternative travel distribution channels pose a threat to Sabre’s businesses as they may have the effect of diverting customers from its online sites and its Sabre GDS, putting pressure on Sabre’s revenues, pricing and operating margins. Sabre also faces consolidation among suppliers, travel marketing and distribution competitors, and online and conventional travel agencies, which may offer them negotiating leverage and other advantages of scale.

Pricing Options for Suppliers: Primarily to ensure that Sabre’s customers had access to the most comprehensive airline fares, in 2002 and 2003 Sabre introduced alternative booking fee pricing options, such as the Direct Connect Availability 3-Year Pricing Option (“DCA 3-Year Pricing Option”), to airlines that participate in the Sabre GDS. Through the DCA 3-Year Pricing Option, participating airlines committed to the highest level of participation in the Sabre system for three years. Participating airlines provide all Sabre GDS users with broad access to schedules, seat availability and published fares, including web fares and other promotional fares but excluding certain fares such as “opaque” fares (where the airline’s identity is not disclosed until after the sale) and private discounts. Participating airlines also furnish generally the same customer perquisites and amenities to passengers booked through the Sabre GDS as those afforded through other GDSs and websites. Airlines selecting this option under their Sabre GDS participating carrier agreements receive a discount from the standard DCA booking fee rates which is fixed for the term of the agreement. Sabre’s DCA 3-Year Pricing Option agreements prepared Sabre for GDS industry deregulation in the United States, by giving it access to virtually all of a participating carrier’s content and eliminating “fare confusion” in the marketplace.

With the deregulation of the GDS industry in mid-2004, (described below under Computer Reservation System Industry Regulation.), Sabre has new flexibility to price its services based upon a variety of factors. Sabre has already implemented new pricing models for some suppliers. For example, during the second quarter of 2004, Sabre completed two “opt-in” agreements with international carriers that are generally similar to its DCA 3-Year Pricing Option agreements. For bookings created in the participating carriers’ home countries, those opt-in agreements offer a deeper discount than under the DCA 3-Year Pricing Option, which offers participating airlines smaller discounts across multiple regions. These agreements provide discounts only to those Sabre GDS subscribers that accept lowered customer incentive rates. As of 31 March, 2005, approximately 50 per cent. of the global direct air bookings were subject to Sabre’s current discount pricing options (DCA 3-Year Pricing Option and “Opt-In” agreements).

Sabre is evaluating various other options for pricing its services to suppliers. Pricing options might be offered to airlines according to their operational needs, such as pricing that varies with the volume of an airline’s transactions through the Sabre GDS or pricing that differs between long-haul or short-haul trips. Sabre will offer airlines a choice of multiple pricing schedules. Although Sabre cannot be certain about the impact of new pricing models on its revenues, its goal with any new models will be to match its pricing programs with the value that it provides to suppliers while maintaining a neutral impact to the average unit revenue in the Sabre Travel Network business. Sabre’s goal is to have these new models, and new agreements with many airlines, in place before the expiration of its DCA 3-Year Pricing Option agreements in 2005 and 2006.

Changing the Sabre Travel Network Business Model: Sabre is also taking actions both to strengthen its core Sabre GDS business with enhanced content and capabilities and to take advantage of the opportunities available in merchandising as it benefits from the insight it gains from having travel distribution and travel marketing assets in one integrated portfolio. Although the vast majority of Sabre’s travel distribution revenues are derived from booking fees paid by travel suppliers, it recently entered into agreements that do not follow this traditional business model, and it is evaluating the desirability of more of these agreements. For example, in 2004 Sabre entered into an agreement in which it charged a transaction fee to the travel agency (rather than a booking fee to the travel supplier).

Investments in Travelocity: The development of Travelocity continues to be a strategic focus for Sabre. For example, during the second quarter of 2003, Travelocity launched a new technology platform (Travelocity TotalTrip) to enable the marketing of higher margin packaging products. Travelocity is also investing and may continue to look for ways to invest in developing products and segments that it believes offer rapid growth opportunities, such as in the business-direct segment and online distribution in Europe and Asia.

Net Rate Hotel Program: In an effort to provide additional choices to consumers, Travelocity is increasingly promoting its net rate hotel program, commonly referred to in the industry as the “merchant model hotel program”, due to the fact that Travelocity is the merchant of record for credit card purposes. Under the merchant model, Travelocity facilitates transactions between travel suppliers and travelers for the booking of and payment for travel accommodations. To facilitate the provision of travel accommodations to travelers, Travelocity enters into agreements with travel suppliers for the right to market their products, services and other content offerings at pre-determined net rates. Merchant model travel offerings can include air travel, hotel stays, and dynamically packaged combinations (via Travelocity TotalTrip and Last Minute Deals). Travelocity markets those offerings to travelers at a price that includes an amount sufficient to pay the travel supplier for its charge for providing the travel accommodations, along with any applicable taxes on that charge, as well as additional amounts representing Travelocity’s service fees. For this type of business model, Travelocity requires pre-payment by the traveler at the time of booking. Merchant content is beneficial for travelers because they can often book travel at a price lower than regularly published offerings. For Travelocity, the merchant model generally delivers higher service fee revenue per transaction than comparable transactions under an agency commission booking fee model and Travelocity experiences improved operating cash flows as a result of receiving pre-payments from customers while paying suppliers after the travel occurs. Travelocity generally does not purchase and resell travel accommodations and does not have any obligations with respect to travel accommodations listed online that does not sell. For merchant model transactions, Travelocity recognises as revenue the amount paid by the traveler for products, fees and services minus the amount paid to the travel supplier.

Travelocity’s business strategy depends on merchant model bookings as a significant source of future revenue growth and increased margins. Travelocity’s strategy calls for Travelocity to increase or maintain the number of hotel rooms it can market under its merchant model hotel program, based upon arrangements it makes directly with individual hotel properties and hotel chains.

Computer Reservation System Industry Regulation: Aspects of Sabre’s travel marketing and distribution businesses are subject to the Computer Reservation Systems (“CRS”) regulations in the European Union, Canada and Peru. These regulations generally govern GDS services for airlines and travel agencies, but not for non-airline suppliers (except rail suppliers in limited circumstances). Among the topics addressed in some of the current regulations are:

•              no preferencing CRS displays based upon airline identity;

•              equal treatment of airlines by the CRS;

•              equal participation by airlines that have an ownership interest in a CRS; and

•              limits on travel agency contract terms.

All CRS regulations promulgated by the US Department of Transportation that were applicable in the United States expired on 31 July, 2004. Sabre believes that this deregulation in the United States will enhance its opportunities to creatively market airline services and freely negotiate with travel agencies. However, deregulation also presents challenges associated with maintaining participation levels in the Sabre GDS by travel suppliers who are no longer subject to equal participation regulations.

Transport Canada issued final rules on 7 May, 2004, eliminating all CRS regulations in Canada, except rules prohibiting screen preference and discrimination in providing the right to participate in service enhancements. In addition, regulators in the European Union are reviewing their CRS regulations for possible changes, which may include some level of deregulation. It is not clear whether or when any amendments in the European Union will take effect nor what form they may take.

11.          Meetings and conditions

The Scheme will require the approval of lastminute.com Shareholders at the Court Meeting to be held on 29 June, 2005 and the implementation of the Scheme requires the approval of lastminute.com Shareholders at the separate Extraordinary General Meeting to be held on 29 June, 2005. The Court Meeting is being held at the direction of the Court to seek the approval of lastminute.com Shareholders of the Scheme. The Extraordinary General Meeting is being convened to enable lastminute.com to implement the Scheme and to amend the articles of association as described in paragraph (B) below.

Notices of the Court Meeting and the Extraordinary General Meeting are set out at the end of this document. Only lastminute.com Shareholders on the register at the Voting Record Time will be entitled to attend and vote at these meetings.

(A)          Court Meeting

The Court Meeting has been convened at the direction of the Court for 29 June, 2005 to enable lastminute.com Shareholders to consider and, if thought fit, approve the Scheme (with or without any modification or addition which the Court may impose). At the Court Meeting, voting will be by poll so that each lastminute.com Shareholder attending in person or voting by proxy will be entitled to one vote for each Scheme Share held. The statutory majority required at the Court Meeting is a simple majority in number of lastminute.com Shareholders representing 75 per cent. in value of shares held by such holders present and voting in person or by proxy. Any lastminute.com Shares held by Sabre Holdings or its subsidiaries will not constitute Scheme Shares and such shares (if any) will not be voted at the Court Meeting.

It is important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair and reasonable representation of lastminute.com Shareholder opinion.

(B)          Extraordinary General Meeting

The Extraordinary General Meeting has been convened for the same date as the Court Meeting and will take place at the same venue directly after the conclusion of the Court Meeting. lastminute.com Shareholders will be asked to consider and, if thought fit, pass a special resolution to approve the Scheme, authorise the lastminute.com Directors to implement the Scheme, reduce and subsequently restore the share capital of lastminute.com in respect of the Cancellation Shares in accordance with the Scheme (unless, no later than 6:00 p.m. on the date immediately prior to the Hearing Date, the lastminute.com Directors have elected to designate all of the Scheme Shares as Transfer Shares) and make certain amendments to lastminute.com’s articles of association.

The proposed amendments to lastminute.com’s articles of association would provide for any lastminute.com Shares issued after the Extraordinary General Meeting and at or prior to 6:00 p.m. on the day preceding the Hearing Date to be subject to the Scheme and for any lastminute.com Shares issued to any person other than a member of the Sabre Group after that time to be automatically exchanged for cash consideration on the same terms as the Scheme (or, if the Scheme does not become effective and a member of the Sabre Group becomes entitled to exercise rights under section 429 of the Companies Act in respect of lastminute.com Shares pursuant to any takeover offer by such company for lastminute.com, on the terms of such Offer). This will avoid any person (other than a member of the Sabre Group) being left with lastminute.com Shares after the Relevant Date. It is anticipated that the listing of the lastminute.com Shares will be cancelled and they will be withdrawn from trading on the Effective Date (if the Scheme becomes effective) or, if any member of the Sabre Group makes a takeover offer for lastminute.com which becomes wholly unconditional, following such offer becoming wholly unconditional.

The proposed changes to the articles of association of lastminute.com are set out in the Notice of Extraordinary General Meeting at the end of this document.

(C)          Conditions

The Scheme will not be completed unless all the conditions set out in Part III (Conditions to the Implementation of the Scheme and the Acquisition) of this document have been satisfied or, if permitted, waived by no later than the time of the Court hearing to sanction the Scheme. The conditions set a date of 31 July, 2005 (or such later date as lastminute.com and Travelocity Europe may agree) by which they must be satisfied or, if permitted, waived. On 24 May, 2005, the German Federal Cartel Office notified Sabre and lastminute.com that the conditions for a prohibition under section 36 paragraph I of the German Act Against Restraints of Competition are not met; accordingly the condition set out at paragraph 2(A)(ii) of Part III has been satisfied.

Subject to (i) the passing of the resolutions proposed at the Court Meeting and the Extraordinary General Meeting, (ii) the satisfaction or waiver of the conditions (as referred to above) and (iii) the sanction of the Court at the Court hearing, the Scheme will become effective upon delivery of a copy of the Court order sanctioning the Scheme and (unless, no later than 6:00 p.m. on the date immediately prior to the Hearing Date, the lastminute.com Directors have elected to designate all the Scheme Shares as Transfer Shares) confirming the reduction of capital consequent upon the cancellation of the Cancellation Shares and registration of the order confirming such reduction of capital.

12.          lastminute.com Share Schemes

The Scheme will (subject to the passing of the special resolution to, inter alia, amend the articles of association of lastminute.com at the Extraordinary General Meeting) extend to any lastminute.com Shares issued under the lastminute.com Share Schemes or otherwise at or before 6:00 p.m. on the day preceding the Hearing Date. The Scheme will not extend to lastminute.com Shares issued under the lastminute.com Share Schemes or otherwise after that time.

Participants in the lastminute.com Share Schemes are being written to separately regarding the impact of the Acquisition upon the lastminute.com Share Schemes.

13.          lastminute.com Convertible Bonds

The Scheme will (subject to the passing of the special resolution to, inter alia, amend the articles of association of lastminute.com at the Extraordinary General Meeting) extend to any lastminute.com Shares issued upon conversion of lastminute.com Convertible Bonds at or before 6.00 p.m. on the day preceding the Hearing Date. The Scheme will not extend to lastminute.com Shares issued upon conversion of lastminute.com Convertible Bonds after that time.

A separate proposal (which is subject to the Scheme becoming effective) is being put to holders of the lastminute.com Convertible Bonds.

14.          lastminute.com Directors and the effect of the Scheme on their interests

The lastminute.com Directors have irrevocably undertaken to vote in favour of the Scheme, and to procure that their spouses and children do so, in respect of their own beneficial holdings of lastminute.com Shares. Dotcom Investment Holdings Inc. (a company wholly owned by a trust of which Brent Hoberman is a potential beneficiary) has also irrevocably undertaken to vote in favour of the Scheme in respect of its beneficial holding of lastminute.com Shares. Taken together, the holdings of the directors of lastminute.com and their spouses and children and Dotcom Investment Holdings Inc. represent approximately 7.2 per cent. of the existing issued share capital of lastminute.com.

Details of the interests of the lastminute.com Directors in the share capital of lastminute.com are set out in paragraph 4 of Part VI of this document lastminute.com Shares held by lastminute.com Directors will be subject to the Scheme. Proposals (which will be subject to the Scheme becoming effective) will also be made to certain lastminute.com Directors, in common with the other participants in the lastminute.com Share Schemes, in respect of their options and awards under such plans (see paragraph 12 above) and certain lastminute.com Directors will benefit, in common with other participants in the lastminute.com long term incentive plan, from the arrangements in respect of the release of the LTIP Awards described in paragraph 5 of this explanatory statement.

Particulars of the service contracts and letters of appointment of the lastminute.com Directors are set out in paragraph 8 of Part VI of this document.

Save as detailed above, the effect of the Scheme on the interests of the lastminute.com Directors does not differ from its effect on the like interests of any other person.

15.          Settlement, share certificates and de-listing

Share certificates and transfers

If the Scheme becomes effective, no action will be required from lastminute.com Shareholders. On the Effective Date, share certificates for Scheme Shares will cease to be valid and should be destroyed. Entitlements to Scheme Shares held within the CREST system will be cancelled on the Effective Date.

Transfers of Scheme Shares will not be registered after the Scheme Record Time.

lastminute.com Shares held in certificated form

Cheques for the consideration due under the Scheme to lastminute.com Shareholders who hold their lastminute.com Shares in certificated form will be despatched within 14 days of the Effective Date (which is expected to be 20 July, 2005) to lastminute.com Shareholders on the register at the Scheme Record Time, at the addresses appearing at such time in the register or, in the case of joint holders, to the holder whose name stands first in such register in respect of the joint holdings concerned or in accordance with any special instructions regarding communications. All documents and remittances sent through the post will be sent at the risk of the person(s) entitled thereto.

lastminute.com Shares held in uncertificated form (i.e. in CREST)

lastminute.com Shareholders who hold their lastminute.com Shares in uncertificated form will have the consideration due under the Scheme paid within 14 days of the Effective Date by means of CREST by Travelocity Europe procuring the creation of an assured payment obligation in favour of such lastminute.com Shareholder’s payment bank for the amount due, in accordance with the CREST assured payment arrangements. Any holding of lastminute.com Shares credited to a stock account within CREST will be disabled with effect from the Scheme Record Time.

Travelocity Europe reserves the right to settle all or any part of the consideration due to lastminute.com Shareholders who hold lastminute.com Shares in CREST, by way of cheque.

Cancellation of listing and trading

Application will be made to the UK Listing Authority for the listing of the lastminute.com Shares to be cancelled and to the London Stock Exchange for them to cease to be admitted to trading with effect from the Effective Date.

16.          United Kingdom taxation

The following comments are intended as a general guide to the position under current law and Inland Revenue practice in the UK. They relate only to certain limited aspects of the UK tax treatment of lastminute.com Shareholders who are resident or ordinarily resident in the UK or who are temporarily non-resident in the UK for UK tax purposes and who hold their lastminute.com Shares beneficially as investments (otherwise than through a personal equity plan or individual savings account) and who did not acquire their lastminute.com Shares by reason of the employment of any person. If you are in any doubt as to your tax position, or are subject to taxation in a jurisdiction other than the UK, it is recommended that you consult an appropriate professional adviser without delay.

(A)          Taxation of Chargeable Gains

Liability to UK taxation of chargeable gains will depend on each lastminute.com Shareholder’s own circumstances. The cancellation or transfer of existing lastminute.com Shares in consideration for a cash payment will constitute a disposal of such lastminute.com Shares for the purposes of UK taxation of chargeable gains. Such a disposal may give rise to a liability to UK taxation of chargeable gains, depending on the lastminute.com Shareholder’s individual circumstances (including the availability of exemptions, reliefs and allowable losses) and, in particular, the shareholder’s base cost in his holding of lastminute.com Shares.

For lastminute.com Shareholders who are subject to corporation tax, indexation allowance on the acquisition cost of the lastminute.com Shares should be available until the date of disposal of the lastminute.com Shares. Indexation allowance increases the acquisition cost of an asset for tax purposes in line with the rise in the retail prices index and thus reduces the amount of the chargeable gain on disposal of the asset. Indexation allowance cannot be used to create or increase a loss. lastminute.com Shareholders who are individuals may benefit from taper relief which will reduce the amount of chargeable gain according to how long, measured in years, the lastminute.com Shares have been held.

(B)          Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

No stamp duty or SDRT will be payable by holders of lastminute.com Shares as a result of the Scheme.

17.          United States federal income tax

The following summary describes certain material United States federal income tax consequences of the Scheme. This summary addresses only US federal income tax consequences to US holders (as defined below) and certain non-US holders (as defined below) that hold lastminute.com Shares as capital assets at all relevant times and certain non-US holders that receive cash as consideration for the cancellation or transfer of their lastminute.com Shares pursuant to the Scheme. This summary does not purport to be a complete analysis or description of all potential US federal tax considerations that may be relevant to a US holder in light of its particular circumstances. In particular, this summary does not address any of the tax consequences to holders of lastminute.com Shares that may be subject to special tax treatment under US tax laws including, without limitation, US expatriates, banks, financial institutions, real estate investment trusts, personal holding companies, insurance companies, brokers and dealers in securities or currencies, traders that use the mark to market election, persons who hold the lastminute.com Shares as part of a “straddle” or as part of a “hedging,” “conversion” or “constructive sale” transaction or whose “functional currency” is not the United States dollar and persons who acquired their lastminute.com Shares through the exercise of employee stock options or otherwise as compensation. Further, this summary does not address:

•              the US federal income tax consequences to stockholders in, or partners or beneficiaries of, an entity which is a holder of the lastminute.com Shares:

•              the US federal estate and gift or alternative minimum tax consequences of the purchase, ownership and cancellation or transfer of the lastminute.com Shares; or

•              any state, local or foreign tax consequences of the purchase, ownership and sale of the lastminute.com Shares.

This summary is based on the US Internal Revenue Code of 1986, as amended, US Treasury regulations promulgated thereunder, judicial decisions, rulings and administrative pronouncements, all as in effect on the date of this document, and all of which are subject to change or changes in interpretation, possibly on a retroactive basis.

As used herein, a “US holder” is:

•              a citizen or resident of the United States;

•              a corporation created or organised in or under the laws of the United States, any state thereof or the
District of Columbia;

•              an estate if its income is subject to United States federal income taxation regardless of its source; or

•              a trust if (1) a United States court can exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (2) the trust has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

As used herein, a “non-US holder” is a non-resident alien individual, a foreign corporation, a foreign estate or a foreign trust for US federal income tax purposes.

This summary of certain material US federal income tax consequences of the Scheme is for information purposes only and does not constitute tax advice. It docs not address all the tax consequences that may be relevant to US holders and certain non-US holders in light of their particular circumstances. Accordingly, each holder of lastminute.com Shares is strongly urged to consult its own tax adviser to determine the particular tax consequences to the holder, including the application and effect of any US federal, state, local or foreign income or other tax consequences of the cancellation or transfer of the lastminute.com Shares pursuant to the Scheme.

(A)          Certain US federal income tax consequences of the Scheme

The receipt of cash by a US holder as consideration for the cancellation or transfer of its lastminute.com Shares pursuant to the Scheme will be a taxable transaction for US federal income tax purposes. Accordingly, a US holder generally will recognise capital gain or loss equal to the difference, if any, between the amount realised and the US holder’s adjusted basis in its lastminute.com Shares surrendered. Any gain or loss will be US source capital gain or loss for foreign tax credit purposes, and will be treated as long term capital gain or loss if, on the Effective Date, the US holder’s holding period with respect to its lastminute.com Shares exceeds one year. Long-term capital gains recognised by US holders that are individuals, trusts or estates are generally subject to US federal income taxation at a maximum tax rate of 15 per cent. Capital gains of corporate US holders are generally taxable at the regular tax rates applicable to corporations. The deductibility of losses is subject to significant limitations. If a US holder acquired blocks of lastminute.com Shares at different times and at different prices, it generally must determine its adjusted tax basis and holding period separately with respect to each block of lastminute.com Shares.

The amount realised by a US holder of lastminute.com Shares will be an amount equal to the US Dollar value of the Pounds Sterling that it receives at the spot rate in effect on the settlement date of the cancellation or transfer if either the US holder uses the cash method of accounting or the US holder uses the accrual method and properly elects to determine the US Dollar value as of the settlement date. (This general rule applies notwithstanding that the lastminute.com Shares may be treated as disposed of on a date other than the settlement date.) The cash basis (and if it elects, the accrual basis) US holder will have an adjusted basis in its lastminute.com Shares equal to the US Dollar value at the spot rate in effect on the settlement date of the purchase of such Shares. If a US holder uses the accrual method of accounting but does not make an election to determine the US Dollar value of the Pounds Sterling on the settlement date, then the value would be determined on the Effective Date.

Subject to the discussion below under “Backup withholding and information reporting”, a non-US holder of lastminute.com Shares generally will not be subject to US federal income or withholding tax on any gain realised on the cancellation or transfer of its lastminute.com Shares unless: (a) the gain is (or is treated as) effectively connected with the conduct by the non-US holder of a trade or business within the United States and, where a tax treaty applies, is attributable to a US permanent establishment of that non-US holder (and, in which case, if the non-US holder is a foreign corporation, it also may be subject to a branch profits tax at 30 per cent. or a lower treaty rate, if applicable); or (b) in the case of any gain realised by an individual non-US holder, the non-US holder is present in the United States for 183 days or more in the taxable year of the Scheme and certain other conditions are met.

(B)           Foreign currency gain or loss

A US holder of lastminute.com Shares that receives Pounds Sterling as consideration for the cancellation or transfer of its lastminute.com Shares pursuant to the Scheme will have a tax basis in the Pounds Sterling equal to the US Dollar amount realised. A US holder who converts the Pounds Sterling on the settlement date or trade date (whichever date the taxpayer was required to use to calculate the US Dollar value of the cash consideration pursuant to the Scheme) generally should not recognise any exchange gain or loss in respect of the payment. A US holder that does not convert the foreign currency on the settlement date or trade date, as applicable, will recognise exchange gain or loss on the subsequent conversion or other disposition of the Pounds Sterling received by the holder. Any exchange gain or loss realised generally will be treated as US source ordinary income or loss. US holders should consult their own tax advisers as to the application of these rules to their particular circumstances.

(C)           Backup withholding and information reporting

US holders generally will be subject to information reporting to the Internal Revenue Service (the “IRS”) with respect to the payments of the cash consideration made to them pursuant to the Scheme. In addition, under recent US tax legislation, Sabre Group may be required to file, in accordance with forms or regulations to be prescribed by the IRS, a return with the IRS disclosing, among other things, the name and address of and the amount of consideration paid to each lastminute.com Shareholder pursuant to the Scheme, together with other (as yet unspecified) information.

Furthermore, backup withholding at a current rate of 28 per cent. generally will apply to a US holder that docs not provide a correct taxpayer identification number or appropriate proof of an applicable exemption from backup withholding and otherwise comply with all applicable requirements of the backup withholding rules. Corporations generally are exempt from backup withholding. Non-US holders may be required to comply with applicable certification procedures to establish that they are not US holders in order to avoid the application of the backup withholding rules. Backup withholding is not an additional tax, and amounts withheld under the backup withholding rules may be credited or claimed as a refund against a US holder’s US federal income tax liability, provided that the US holder furnishes all required information to the IRS in a timely manner.

18.          Overseas shareholders

The implications of the Acquisition for persons resident in, or citizens of, jurisdictions outside the UK and US (“overseas shareholders”) may be affected by the laws of the relevant jurisdiction. Such overseas shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of each overseas shareholder to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with any other necessary formalities which arc required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction. This document is not being posted to persons with registered addresses in Canada and must not be mailed, forwarded, distributed or sent in or into Canada.

19.          Action to be taken

The Scheme will require the approval of lastminute.com Shareholders at the Court Meeting to be held at Arundel House, 13-15 Arundel Street, London WC2R 3DX on 29 June, 2005 at 10:00 a.m. Implementation of the Scheme will also require the passing by lastminute.com Shareholders of the special resolution to be proposed at the Extraordinary General Meeting to be held at Arundel House, 13-15 Arundel Street, London WC2R 3DX on 29 June, 2005 at 10:15 a.m. (or, if later, immediately following the conclusion or adjournment of the Court Meeting) and the subsequent sanction of the Court. Further details of the Court Meeting, the Extraordinary General Meeting and the resolution to be proposed are set out in paragraph 11 of this explanatory statement. If the Scheme becomes effective it will be binding on all lastminute.com Shareholders, including any lastminute.com Shareholders who did not vote to approve the Scheme.

You will find enclosed with this document:

•              a white Form of Proxy for use in respect of the Court Meeting; and

•              a pink Form of Proxy for use in respect of the Extraordinary General Meeting.

Whether or not you intend to attend the meetings, please complete and sign the Forms of Proxy and return them in accordance with the instructions printed thereon to lastminute.com’s registrar, Lloyds TSB Registrars, so as to arrive as soon as possible and in any event at least 48 hours before the time fixed for the relevant meeting. If the white Form of Proxy relating to the Court Meeting is not lodged by that time, it may still be handed to the Chairman of the Court Meeting at that meeting. However, in the case of the Extraordinary General Meeting, unless the pink Form of Proxy is lodged so as to be received by the time mentioned in the instructions printed on the pink Form of Proxy, it will be invalid. The completion and return of a Form of Proxy will not prevent a lastminute.com Shareholder from attending and voting in person at the Court Meeting and the Extraordinary General Meeting (or any adjournments thereof) if he wishes to do so.

Alternatively, if you hold you lastminute.com Shares in uncertificated form (i.e. in CREST) you may vote using the CREST Proxy Voting Service in accordance with the procedures set out in the CREST Manual (please also refer to the notes to the Notice of Extraordinary General Meeting set out at the end of this document). Proxies submitted via CREST (under CREST participant ID 7RA01) must be transmitted so as to be received by Lloyds TSB Registrars by not later than 48 hours before the time fixed for the relevant meeting.

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of lastminute.com Shareholder opinion. You are therefore strongly urged to sign and return your Forms of Proxy as soon as possible.

Yours faithfully,

Mervyn Metcalf		Tom Cooper
Director of Investment Banking		Managing Director
for and on behalf of
Merrill Lynch International		Sean Bennett
Executive Director
for and on behalf of
UBS Limited

If you have any questions regarding the action you should take, please contact the lastminute.com shareholder helpline on
0870 241 8114 (from within the UK)
or +44 190 327 6330 (from outside the UK).

Part III

CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND
THE ACQUISITION

The Acquisition is conditional upon the Scheme becoming unconditional and effective by not later than 31 July, 2005 or such later date as lastminute.com and Travelocity Europe may, with the consent of the Panel, agree and the Court may allow.

1.             The Scheme is conditional on:

(A)          approval of the Scheme by a majority in number of the lastminute.com Shareholders who vote representing not less than 75 per cent. in value of the Scheme Shares voted, either in person or by proxy, at the Court Meeting or at any adjournment thereof;

(B)           the resolution in connection with or required to approve and implement the Scheme being duly passed by the requisite majority at the Extraordinary General Meeting of lastminute.com or at any adjournment thereof; and

(C)           the sanction of the Scheme and the confirmation of any reduction of capital involved therein by the Court (and in either case, with or without modifications on terms acceptable to lastminute.com and Travelocity Europe) and an office copy of the Order of the Court being delivered by lastminute.com for registration to the Registrar of Companies in England and Wales and registration of the Order confirming any reduction of capital involved in the Scheme with the Registrar of Companies in England and Wales.

2.             The Acquisition is also conditional upon (and the necessary action to make the Scheme effective will not be taken unless the following conditions are satisfied or (if capable of waiver) waived):

(A)          satisfaction of the following conditions, or their satisfaction subject only to the Scheme becoming effective:

(i)            to the extent that the Acquisition is to be examined in whole or in part by the European Commission as a result of a decision under Article 22(3) of Council Regulation (EC) 139/2004 (as amended) (the “EC Regulation”), the European Commission taking a decision (or being deemed to have taken a decision under Article 10(6) of the EC Regulation) under Article 6(1)(b) or, if the European Commission has initiated proceedings pursuant to Article 6(1)(c), under Article 8(2) of the EC Regulation, declaring the Acquisition compatible with the common market, without imposing any conditions or obligations that are not on terms reasonably satisfactory to Sabre or lastminute.com;

(ii)           to the extent that the European Commission does not have jurisdiction under the EC Regulation as outlined in condition (i) above and to the extent that the German Act Against Restraints of Competition (“GWB”) is applicable, (a) the German Federal Cartel Office (the “Bundeskartellamt”) notifying the parties that the conditions for a prohibition under section 36 paragraph I of the GWB arc not satisfied; or (b) the Bundeskartellamt clearing the notified concentration by a formal decision (Verlügung) according to section 40 paragraph 2 of the GWB; or (c) the Bundeskartellamt not informing the parties within one month from the receipt of the complete notification that it has opened an in-depth investigation according to section 40 paragraph 1 of the GWB; or (d) the Bundeskartellamt, having entered into in-depth investigations, not prohibiting the Acquisition by decision within the time period provided for in section 40 paragraph 2 of the GWB;

(iii)          to the extent that the European Commission does not have jurisdiction under the EC Regulation as outlined in condition (i) above and to the extent that the Norwegian Competition Act 2004 (the

“Competition Act”) is applicable, (a) the Norwegian Competition Authority (the “NCA”) issuing a decision of non-intervention; or (b) the NCA not intervening in the Acquisition within the relevant time periods under the Competition Act; or (c) any other approvals required under the Competition Act having been obtained without imposing any conditions or obligations that are not on terms reasonably satisfactory to Sabre or lastminute.com; and

(iv)          all necessary notifications and filings required by law or regulation (including without limitation, relating to anti-trust clearances and regulatory and compliance consents) having been made, all or any applicable waiting and other time periods (including any extensions thereof (including requests for additional information)) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or terminated and any approvals or clearances required by law or regulation having been obtained to the reasonable satisfaction of Sabre and lastminute.com, in each case, in respect of the Acquisition;

(B)           except as publicly announced by lastminute.com prior to the date of the Announcement (by the delivery of an announcement to a Regulatory Information Service) or disclosed in writing to Travelocity Europe or its professional advisers in the course of negotiations prior to the Announcement, there being (a) no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider lastminute.com Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, or (b) any event of which lastminute.com is aware which (in either case) in consequence of the Scheme or the proposed acquisition or cancellation of any shares or other securities in lastminute.com or because of a change in the control or management of lastminute.com might result in:

(i)            any moneys of a material amount borrowed by, or any material indebtedness (actual or contingent) of any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii)           any such material agreement, material arrangement, material licence, material permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or affected or any obligation or liability arising or any action being taken or arising thereunder;

(iii)          any material assets or material interests of any such member being or failing to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

(iv)          the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

(v)           to an extent which is material the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

(vi)          to an extent which is material in the context of the lastminute.com Group taken as a whole the financial or trading position of any such member being prejudiced or adversely affected;

(vii)         any such member ceasing to be able to carry on business under any name which is material to the business under which it presently does so; or

(viii)        the creation of any material liability, actual or contingent, by or of any such member;

(C)           no government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, trade agency, association, institution, body corporate or any other body, entity or person whatsoever in any jurisdiction (each a “Third Party”) having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any similar steps which would or might:

(i)            require or prevent the divestiture, or alter the terms envisaged for any proposed divestiture of which lastminute.com is aware by any member of the wider Sabre Group or any member of the wider lastminute.com Group of all or any material portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any material part of them) or to own any of their respective material assets or properties or any part thereof;

(ii)           require the divestiture by any member of the wider Sabre Group of any shares or other securities in lastminute.com;

(iii)          impose any limitation on, or result in a delay in, the ability of any member of the wider Sabre Group directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any material member of the wider lastminute.com Group or the wider Sabre Group or to exercise management control over any such member;

(iv)          otherwise materially and adversely affect the business, assets or profits of any member of the wider Sabre Group or of any member of the wider lastminute.com Group;

(v)           make the Acquisition or the proposed acquisition of any lastminute.com shares or other securities in, or control of lastminute.com by any member of the wider Sabre Group void, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose additional material conditions or obligations with respect thereto, or otherwise challenge or interfere therewith;

(vi)          require any member of the wider Sabre Group or the wider lastminute.com Group to offer to acquire any shares or other securities or interest in any member of the wider lastminute.com Group owned by any third party (other than in implementation of the Acquisition) or the wider Sabre Group where such acquisition would be material in the context of the lastminute.com Group taken as a whole or, as the case may be, the Sabre Group taken as a whole;

(vii)         impose any limitation on the ability of any member of the wider lastminute.com Group to coordinate its business, or any part of it, with the businesses of any other members; or

(viii)        result in any member of the wider lastminute.com Group ceasing to be able to carry on business under any material name under which it presently does so,

and all applicable waiting and other time periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step required under the laws of any jurisdiction in respect of the Acquisition or the acquisition or proposed acquisition of any lastminute.com Shares having expired, lapsed or been terminated;

(D)          all necessary filings or applications having been made in connection with the Acquisition and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Acquisition or the acquisition by any member of the wider Sabre Group of any shares or other securities in, or control of, lastminute.com and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals (“Authorisations”) reasonably necessary for or in respect of the Acquisition or the proposed acquisition of any shares or other securities in, or control of, lastminute.com by any member of the wider Sabre Group having been obtained in terms and in a form reasonably satisfactory to Travelocity Europe from all appropriate Third Parties or persons with whom any member of the wider lastminute.com Group has entered into contractual arrangements and all such

Authorisations reasonably necessary to carry on the business of any member of the wider lastminute.com Group remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or knowledge of any intention to revoke or not to renew any of the same at the time at which the Acquisition becomes otherwise unconditional and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

(E)           except as publicly announced by lastminute.com prior to the date of the Announcement (by the delivery of an announcement to a Regulatory Information Service) or disclosed in writing to Travelocity Europe or its professional advisers in the course of negotiations prior to the Announcement, since 30 September, 2004 no member of the wider lastminute.com Group having:

(i)            (save for lastminute.com Shares issued pursuant to the exercise of options granted under the lastminute.com Share Schemes) issued, authorised or proposed the issue of additional shares of any class (other than to another member of the lastminute.com Group);

(ii)           (save for the grant of options under the lastminute.com Share Schemes) issued or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities (other than to another member of the lastminute.com Group);

(iii)          recommended, declared, paid or made or proposed to recommend, declare, pay or make any capitalisation issue, dividend or other distribution whether payable in cash or otherwise (other than to another member of the lastminute.com Group);

(iv)          merged with or demerged any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets (other than liens arising by operation of law) or any right, title or interest in any material asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest over any material assets;

(v)           made or authorised or proposed or announced an intention to propose any change in its loan capital;

(vi)          issued, authorised or proposed the issue of any debentures (other than to another member of the lastminute.com Group) or, save in the ordinary course of business, incurred or increased any bank indebtedness of an amount (taken together with all existing bank indebtedness) in excess of £30 million or become subject to any contingent liability which is material in the context of the lastminute.com Group taken as a whole;

(vii)         purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or save in respect to the matters mentioned in sub-paragraph (i) above made any other change to any part of its share capital;

(viii)        implemented or authorised, or announced its intention to implement or undertaken any commitment in respect of, any reconstruction, amalgamation, scheme or similar transaction or arrangement;

(ix)           implemented or authorised or approved its intention to implement any transaction or arrangement or entered into or changed the terms of any contract (in each case) with any director of lastminute.com;

(x)            entered into or varied or authorised or announced its intention to enter into or vary any material contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or would (with the giving of notice, lapsing of time or satisfaction of any condition) be materially restrictive on any business of any member of the wider lastminute.com Group or the wider Sabre Group or which involves or would (with the giving of notice, lapsing of time or satisfaction of any condition)

involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business;

(xi)           taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

(xii)          waived, settled or compromised any claim which is material in the context of the wider lastminute.com Group; or

(xiii)         entered into any contract, commitment, arrangement or agreement or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to effect any of the transactions, matters or events referred to in this condition;

(F)           except as publicly announced by lastminute.com prior to the date of the Announcement (by the delivery of an announcement to a Regulatory Information Service) or disclosed in writing to Travelocity Europe or its professional advisers in the course of negotiations prior to the Announcement, since 30 September, 2004:

(i)            no material adverse change having occurred in the business, assets, financial or trading position or profits of any material member of the wider lastminute.com Group;

(ii)           no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the wider lastminute.com Group is or may become a party (whether as a plaintiff, defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the wider lastminute.com Group having been instituted, announced or threatened by or against or remaining outstanding in respect of any member of the wider lastminute.com Group which in any case is material in the context of the lastminute.com Group taken as a whole;

(iii)          no contingent or other liability relating to any member of the wider lastminute.com Group having arisen or been incurred which might reasonably be expected to adversely affect any member of the lastminute.com Group in a manner which is material in the context of the lastminute.com Group taken as a whole; and

(iv)          no steps having been taken which are likely to result in the withdrawal, cancellation, termination or material modification of any licence held by any member of the wider lastminute.com Group which is reasonably necessary for the operation of a material business in the lastminute.com Group;

(G)           Travelocity Europe not having discovered, save as publicly announced by lastminute.com prior to the date of the Announcement (by the delivery of an announcement to a Regulatory Information Service) or disclosed in writing to Travelocity Europe or its professional advisers in the course of negotiations prior to the Announcement:

(i)            that any financial, business or other information concerning the wider lastminute.com Group as contained in the information publicly disclosed at any time by or on behalf of any member of the wider lastminute.com Group is misleading in any material respect, contains a misrepresentation of fact or omits to state a fact necessary to make that information not misleading in any material respect;

(ii)           that any member of the wider lastminute.com Group or any partnership, company or other entity in which any member of the wider lastminute.com Group has a significant economic interest and which is not a subsidiary undertaking of lastminute.com (in respect of which lastminute.com is obliged to include information in its annual report and accounts) is subject to any liability (contingent or otherwise) which is not fairly disclosed in the annual report and accounts of lastminute.com for the year ended 30 September, 2004; or

(iii)          that any information disclosed to Sabre, Travelocity Europe or any of their professional advisers by lastminute.com or any of its professional advisers at any time prior to the date of the Announcement contains a misrepresentation of fact or omits to state a fact necessary to make that information not misleading in any material respect;

(H)          Travelocity Europe not having discovered that, save as publicly announced by lastminute.com prior to the date of the Announcement (by the delivery of an announcement to a Regulatory Information Service) or disclosed in writing to Travelocity Europe or its professional advisers in the course of negotiations prior to the Announcement:

(i)            any past or present member of the wider lastminute.com Group has failed to comply with any and/or all applicable legislation or regulation of any jurisdiction with regard to the disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters that such non-compliance would be likely to give rise to a material liability (actual or contingent) on the part of any member of the wider lastminute.com Group; or

(ii)           there is, or is likely to be, a material liability (actual or contingent) of any past or present member of the wider lastminute.com Group to make good, repair, reinstate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the wider lastminute.com Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction; and

(I)            The Implementation Agreement not having been terminated in accordance with its terms.

For the purposes of these conditions the “wider lastminute.com Group” means lastminute.com and its subsidiary undertakings, associated undertakings and any other undertaking in which lastminute.com and/or such undertakings (aggregating their interests) have a significant interest and the “wider Sabre Group” means Sabre Holdings and its subsidiary undertakings, associated undertakings and any other undertaking in which it and/or such undertakings (aggregating their interests) have a significant interest and for these purposes “subsidiary undertaking”, “associated undertaking” and “undertaking” have the meanings given by the Companies Act, other than paragraph 20(1)(b) of Schedule 4A to the Companies Act which shall be excluded for this purpose, and “significant interest” means a direct or indirect interest in 20 per cent, or more of the equity share capital (as defined in the Companies Act).

Travelocity Europe reserves the right to waive, in whole or in part, all or any of the above conditions contained in paragraph 2 of this Part III. The Acquisition will lapse and the Scheme will not proceed unless all the above Conditions are fulfilled or (if capable of waiver) waived or, where appropriate, determined by Travelocity Europe to have been satisfied and to remain satisfied prior to the Scheme being sanctioned by the Court, Travelocity Europe shall be under no obligation to waive or treat as fulfilled any of the Conditions contained in this paragraph 2 by a date earlier than the date specified above for the fulfilment thereof notwithstanding that the other Conditions may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

Travelocity Europe reserves the right to elect to implement the Acquisition by way of an Offer and has undertaken to do so in certain circumstances. In such event, such Offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at ninety per cent, of the shares to which such Offer relates or such other percentage as Travelocity Europe may, subject to the Code, decide), so far as applicable, as those which would apply to the Scheme.

If Travelocity Europe is required by the Panel to make an offer for lastminute.com Shares under the provisions of Rule 9 of the Code, Travelocity Europe may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

The Acquisition will lapse and the Scheme will not proceed if, after the date of this document and before the date of the Court Meeting, the Acquisition is referred to the Competition Commission or the European Commission initiates proceedings in respect of the Acquisition.

PART IV

FINANCIAL INFORMATION RELATING TO THE LASTMINUTE.COM GROUP

Introduction

Section A of Part IV of this document sets out financial information relating to the lastminute.com Group for the years ended 30 September, 2002, 2003 and 2004 and has been extracted without material adjustment from the relevant audited consolidated statutory financial statements. Section B of Part IV of this document contains a copy of the announcement made on 12 May, 2005 by lastminute.com to the London Stock Exchange of the unaudited interim results of the lastminute.com Group for the 3 and 6 months ended 31 March, 2005.

Financial information with respect to acquisitions made by the lastminute.com Group relates to the businesses acquired in each financial year.

The financial information contained in Section A of Part IV of this document does not comprise statutory accounts within the meaning of section 240 of the Companies Act and has been extracted, without material adjustment, from the audited consolidated statutory financial statements of lastminute.com for the years ended 30 September, 2002, 2003 and 2004. Copies of the accounts for the three years ended 30 September, 2002, 2003 and 2004 have been delivered to the Registrar of Companies in England and Wales. Ernst & Young LLP have made a report under section 235 of the Companies Act in respect of the statutory consolidated accounts for the years ended 30 September, 2002, 2003 and 2004. Such reports made by Ernst & Young LLP were unqualified and did not contain any statements under 237(2) or (3) of the Companies Act.

SECTION A

Financial information for the years ended 30 September, 2002, 2003 and 2004.

Consolidated profit and loss accounts

	Notes	Year ended 30 September 2004 Before exceptional items and goodwill amortisation	Year ended 30 September 2004 Exceptional items and goodwill amortisation	Year ended 30 September 2004	Year ended 30 September 2003	Year ended 30 September 2002
		£000	£000	£000	£000	£000
Total transaction value (TTV)(1)	2	992,281	—	992,281	552,445	245,971

Turnover
Group and share of joint ventures	2	440,062	—	440,062	190,705	35,077
Less share of joint ventures	2	(465)	—	(465)	(2,311)	(187)
Continuing operations:
Ongoing		315,810	—	315,810	59,734	27,816
Acquisitions		123,787	—	123,787	128,660	7,074

Group turnover		439,597	—	439,597	188,394	34,890
Cost of sales		(265,036)	(2,264)	(267,300)	(87,447)	(1,626)

Gross profit		174,561	(2,264)	172,297	100,947	33,264
Operating costs
Product development		(7,451)	—	(7,451)	(5,900)	(6,081)
Sales and marketing		(105,138)	—	(105,138)	(62,966)	(21,932)
General and administration		(37,917)	(12,952)	(50,869)	(22,129)	(12,577)

Operating costs before depreciation and goodwill amortisation		(150,506)	(12,952)	(163,458)	(90,995)	(40,590)

EBITDA		24,055	(15,216)	8,839	9,952	(7,326)

Depreciation		(16,467)	—	(16,467)	(14,798)	(9,781)
Goodwill amortisation		—	(66,292)	(66,292)	(42,261)	(18,666)

Total operating costs		(166,793)	(79,244)	(246,217)	(148,054)	(69,037)
Operating (loss)/profit
Continuing operations:
Ongoing		(11,399)	(77,627)	(89,026)	(53,731)	(36,843)
Acquisitions		18,987	(3,881)	15,106	6,624	1,070

Group operating profit/(loss) carried forward		7,588	(81,508)	(73,920)	(47,107)	(35,773)

	Notes	Year ended 30 September 2004 Before exceptional items and goodwill amortisation		Year ended 30 September 2004 Exceptional items and goodwill amortisation		Year ended 30 September 2004		Year ended 30 September 2003		Year ended 30 September 2002
		£000		£000		£000		£000		£000
Group operating profit/(loss) brought forward		7,588		(81,508)		(73,920)		(47,107)		(35,773)
Share of operating loss in joint ventures		(256)		—		(256)		(183)		(413)
Share of operating loss in associate		—		—		—		(5)		(4)
Profit on disposal of associate		519		—		519		—		—
Goodwill amortisation arising on the investment in an associate		—		(292)		(292)		(592)		(148)

Continuing operations:
Exceptional costs of a fundamental reorganisation	3	—		—		—		—		(3,094)

Profit/(loss) on ordinary activities before interest and taxation		7,851		(81,800)		(73,949)		(47,887)		(39,432)
Interest receivable and similar income		2,701		—		2,701		1,402		1,419
Interest payable and similar charges		(5,996)		—		(5,996)		(1,222)		(62)

Profit/(loss) on ordinary activities before taxation		4,556		(81,800)		(77,244)		(47,707)		(38,075)
Tax on profit/(loss) on ordinary activities		266		—		266		62		(6)

Profit/(loss) for the financial year and transfer to reserves		4,822		(81,800)		(76,978)		(47,645)		(38,081)

Profit/(loss) per share - basic and diluted		1.54	p	(26.10	)p	(24.56	)p	(17.88	)p	(20.15	)p

Profit/(loss) per share - basic (pre exceptional items, goodwill amortisation and taxation)(2)						1.45	p	(1.80	)p	(10.19	)p

Weighted average number of ordinary shares in issue for the calculation of loss per share						313,394,013		266,509,525		188,953,672

(1)           TTV does not represent the Group’s statutory turnover and comprises amounts relating to the Group and its share of joint ventures.

(2)           The additional earnings per share measures have been given to provide the reader of the accounts with a better understanding of the results.

Consolidated Balance sheet

at 30 September 2004

2004
£000
Fixed assets
Intangible assets	178,480
Tangible assets	32,527
Investments
Joint ventures - gross assets	994
gross liabilities	(319)

total net assets	675
Associate	554
Total investments	1,229

Total fixed assets	212,236
Current assets
Stocks	565
Debtors	106,839
Cash at bank and in hand	85,944
193,348
Creditors: amounts falling due within one year	(237,560)
Net current liabilities	(44,212)

Total assets less current liabilities	168,024
Creditors: amounts falling due after more than one year including convertible bond	(68,964)
Provisions for liabilities and charges	(3,818)

Total net assets	95,242

Capital and reserves
Called up share capital	3,375
Share premium account	139,413
Shares to be issued	6,000
Merger reserve	201,972
Other reserves	1,331
Profit and loss account	(256,849)

Total equity shareholders’ funds	95,242

Consolidated statement of cash flows

	Notes		Year ended 30 September 2004
			£000
Net cash inflow from operating activities	4	(a)	38,857
Cash outflow from exceptional items and acquisition related liabilities			(14,242)

Returns on investments and servicing of finance
Interest received			1,686
Interest paid			(5,850)
Interest element of finance lease rental payments			(146)

Net returns on investments and servicing of finance			(4,310)

Taxation
Tax paid			(61)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets			(25,046)

Net cash (outflow) before acquisitions and management of liquid resources and financing			(4,802)

Acquisitions
Cash acquired with subsidiary undertakings			20,231
Payments to acquire subsidiary undertakings / joint venture			(45,254)
Receipts from sale of associate			1,557

Net cash outflow before management of liquid resources and financing			(28,268)

Management of liquid resources
Increase in short term deposits	4	(b)	(7,616)

Financing
Issue of share capital			1,617
Repayments of capital elements of finance leases			(619)

Decrease in cash			(34,886)

Reconciliation of cash flow to movement in net funds

	Notes		Year ended 30 September 2004
			£000
Movement in cash			(34,886)
Cash outflow to short term deposits			7,616
Repayments of capital elements of finance leases	4	(b)	619

Changes in net funds resulting from cashflows			(26,651)
Amortisation of Eurobond issue costs			(421)
Write-off of finance lease			782
Exchange difference			1,488
Net funds at the beginning of the year	4	(b)	41,411

Net funds at the end of the year	4	(b)	16,609

Notes to the financial statements at 30 September 2004

1              Accounting policies

Basis of preparation

The financial statements are prepared under the historical cost convention and are in accordance with applicable United Kingdom accounting standards.

Basis of consolidation

The Group financial statements consolidate the financial statements of the Company and all its subsidiary undertakings, drawn up to 30 September 2004.  The acquisition method of accounting has been adopted. Under this method, the results of the businesses acquired are included for the period that they were under the Group’s control. No separate profit and loss account is presented for lastminute.com plc as permitted by Section 230 of the Companies Act 1985.

Entities in which the Group holds an interest on a long term basis and are jointly controlled by the Group and one or more other ventures under a contractual arrangement are treated as joint ventures. In the Group financial statements, joint ventures are accounted for using the gross equity method.

Entities, other than subsidiary undertakings or joint ventures, in which the Group has a participating interest and over whose operating and financial policies the Group exercises a significant influence are treated as associates. In the Group financial statements, associates are accounted for using the equity method.

Total Transaction Value (“TTV”)

TTV, which is stated net of Value Added Tax and associated taxes, does not represent the Group’s statutory turnover. Where the Group acts as agent or cash collector, TTV represents the price at which goods or services have been sold across the Group’s various platforms. In other cases, for example the reservation of restaurant tables, a flat fee is earned, irrespective of the value of goods or services provided. In such cases TTV represents the flat fee commission earned. Where the Group acts as principal, TTV represents the price at which goods or services have been sold across the Group’s various platforms.

Turnover

Turnover represents the aggregate amount of revenue from products sold and is stated exclusive of recoverable VAT and associated taxes.

Where the Group acts as principal and purchases the products or services for resale, turnover represents the price at which the products or services have been sold across the Group’s various platforms. Where the Group acts as agent and does not take ownership of the products or services being sold, turnover represents commission earned.

Turnover also includes advertising and sponsorship income which is recognised over the period to which it relates.

Travel turnover is recognised on the date of departure.

Product development costs

Product development costs include expenses incurred by the Group to manage, monitor and operate the website and databases. Costs are expensed as incurred.

Costs incurred in developing software for internal use, which have measurable economic viability, are capitalised when the software reaches the application development stage and are amortised over the expected useful life of the software. Costs incurred in developing and enhancing the website are capitalised as incurred if the measurable economic viability of the expenditure can be determined and are amortised over the expected useful life of the website.

Advertising costs

The Group expenses the cost of advertising at the time production occurs and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used.

Deferred taxation

Deferred tax is recognised without discounting in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date except as otherwise required by FRS 19.

Foreign currency translation

UK transaction revenues and expenses in a foreign currency are recorded at the average rate of exchange for the date on which the transaction revenue or expense occurs. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the balance sheet date. All exchange differences are taken to the profit and loss account.

The results of overseas subsidiaries, joint ventures and associate are translated into pounds sterling at actual rates of exchange for the period. Assets and liabilities of overseas subsidiaries, joint ventures and associate are translated into pounds sterling at the rate of exchange at the balance sheet date.

Exchange differences arising from the retranslation of opening net assets and results from operations denominated in foreign currencies to period end rates are taken direct to shareholders’ funds.

Financial instruments

The Group uses derivative financial instruments to hedge some of its exposure to fluctuations in foreign exchange rates. Instruments are used to hedge a committed or probable future transaction and are not recognised until the transaction occurs. The Group’s policy is not to enter into any other derivative instruments.

Costs incurred in arranging debt facilities are deducted from the amount raised and amortised over the life of the debt.

Intangible fixed assets

Goodwill arising on acquisitions is capitalised, classified as an asset on the balance sheet and amortised on a straight-line basis, over is useful economic life subject to a maximum life of 20 years. It is reviewed for impairment at the end of the first full financial year following the acquisition and in other periods it events or changes in circumstances indicate that the carrying value may not be recovered.

Tangible fixed assets

Tangible fixed assets are stated at cost less depreciation.

Depreciation is provided on all tangible fixed assets on a straight-line basis in order to write off their cost, less estimated residual value based on prices prevailing at the date of acquisition, over the estimated useful lives of the assets, as follows:

Freehold land and buildings	– buildings over fifty years
Leasehold improvements	– remaining period of the lease
Motor vehicles	– four years
Furniture and office equipment	– four to five years
Computer systems and equipment	– three years
Computer software	– one to two years

Repair and maintenance costs are expensed as incurred.

Stocks

Stocks represent entertainment tickets held for resale, which are stated at the lower of cost on a first in first out basis and net realisable value.

Employee share schemes

In accordance with UITF abstract 17 (revised 2000), Employee share schemes, the difference between the exercise price of share options granted under the Group’s share option schemes and the fair market value of the underlying ordinary shares at the date of grant is provided for and charged to the profit and loss on a straight-line basis over the period in which the options vest.

The Group provides for National Insurance contributions on options granted to UK employees on or after 6 April 1999 under its unapproved share option schemes in accordance with UITF abstract 25 National Insurance contributions on share option gains. The expected charge is allocated over the period in which the options vest on a straight-line basis.

Non-cash share-based compensation is based on the difference between the exercise price of share options granted and the fair market value of the underlying ordinary shares at the date of grant. As the options granted to date vest over three years, the difference is being taken to the profit and loss account as an operating expense on a straight-line basis over the vesting period. When an employee leaves before exercising their options, the expense recognised in respect of these options is reversed, resulting in a credit to the profit and loss account for that period.

Pension costs

The Group provides pensions to eligible employees through defined contribution plans. The amounts charged to the profit and loss account in respect of pension costs are the contributions payable for the year.

Leases

Assets held under the finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have passed to the Group are capitalised in the balance sheet and are depreciated over their useful economic lives. The capital element of future obligations under finance leases is included as a liability in the balance sheet. The interest element of the rental obligation is charged to the profit and loss account over the periods of the lease and represents a constant proportion of the balance of capital repayments outstanding.

Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the lease term. Provision is made for future rentals where properties are not in use at the period end.

2              TTV, turnover and segmental analysis

Geographical analysis:

	TTV (by destination and source)			Turnover (by destination and source)
	2004	2003	2002	2004	2003	2002
	£000	£000	£000	£000	£000	£000
By geographical area
United Kingdom	649,738	316,536	138,444	306,068	96,785	19,254
France	151,859	122,378	82,269	21,757	19,274	12,769
Germany	94,900	53,447	11,861	66,530	41,654	1,490
Italy	32,189	18,917	5,138	6,181	2,094	621
Spain	18,598	5,538	976	3,679	468	68
Other European Union countries	42,090	31,260	5,465	35,382	28,119	688
	989,374	548,076	244,153	439,597	188,394	34,890
Joint ventures	2,907	4,369	1,818	465	2,311	187
	992,281	552,445	245,971	440,062	190,705	35,077

	Net (loss)/profit on ordinary activities before taxation			Net assets/(liabilities)
	2004	2003	2002	2004	2003	2002
	£000	£000	£000	£000	£000	£000
By geographical area
United Kingdom	(47,875)	(24,205)	(16,373)	96,985	29,992	69,176
France	(23,764)	(24,222)	(19,214)	(20,405)	41,432	(10,484)
Germany	(412)	567	(1,762)	1,791	(13,533)	(9,269)
Italy	133	236	261	(228)	195	(1,470)
Spain	(1,689)	(399)	(63)	414	(1,941)	(63)
Other European countries	(313)	916	(1,716)	(1,818)	(5,084)	3,978
	(73,920)	(47,107)	(38,867)	76,739	51,061	51,868
Share of operating loss and net assets of joint ventures	(256)	(183)	(413)	675	959	859
Share of operating loss and net assets of associate	—	(5)	(4)	554	1,644	2,232
Profit on disposal of associate	519	—		—	—	—
Amortisation of goodwill arising on the acquisition of associate	(292)	(592)	(148)	—	—	—
Net interest receivable	(3,295)	180	1,357	—	—	—
Convertible bond	—	—	—	(68,670)	(69,264)
Interest bearing assets	—	—	—	85,944	112,741	49,617
	(77,244)	(47,707)	(38,075)	95,242	97,141	104,576

Segmental analysis:

	TTV			Gross Profit(1)
	2004	2003	2002	2004	2003	2002
	£000	£000	£000	£000	£000	£000
Flights	271,657	155,894	74,711	19,098	11,194	7,242
Holidays	257 095	188 501	126,264	24,101	22,044	17,201
Hotels	217,450	45,891	31,976	35,550	7,303	4,889
Car Hire	200,401	133,282	—	66,290	45,224	—
Other (including advertising and sponsorship revenue)	45,678	28,877	13,020	29,522	15,182	3,932
	992,281	552,445	245,971	174,561	100,947	33,264

(1)     Pre-exceptional items.

3              Exceptional items

Operating exceptional items

	Year ended 30 September 2004	Year ended 30 September 2003	Year ended 30 September 2002
	£000	£000	£000
Exceptional costs of reorganisation and rationalisation	15,216	—	—
Exceptional costs of integration of holiday autos	—	2,822	—
Exceptional costs of reorganisation of the cost base	—	2,256	—
	15,216	5,078	—

Exceptional items in 2004 comprise the costs of reorganising and rationalising the Group’s UK and overseas operations, together with additional operating expenses arising from the subsequent disruption to the business. These costs principally include the costs of reducing headcount, consultancy and costs incurred as a result of focus during the year on the reorganisation and integration of the UK finance function. This led to an increased cost of servicing customers and recovery of debtors and delays in implementing enhanced technology in order to reduce the incidence of credit card fraud.

Of this total, £5.4 million relates to redundancy costs, £1.9 million of project management fees relating to the integration, £2.0 million of property provisions relating to potential future rents and dilapidations, one-off charges relating to operational inefficiences of £2.2 million and £3.7 million as a consequence of the various reorganisations and moves to Oracle accounting in a number of businesses. An analysis of this charge shows that £8.9 million relates to cash items and £6.3million to non-cash items.

The tax effect of the exceptional items was £nil.

Non-operating exceptional items

	Year ended 30 September 2004	Year ended 30 September 2003	Year ended 30 September 2002
	£000	£000	£000
Exceptional costs of a fundamental reorganisation	—	—	3,094

Following the acquisition of the Travelprice.com Group in 2002, the nature and focus of our combined operations in France and Italy were fundamentally restructured, including moving to a single technology platform, the introduction of a more efficient management structure and restructuring our call centre and operating locations. The costs related principally to redundancy and surplus property costs.

The tax effect of the exceptional items was £nil.

4              Notes to the statement of cash flows

a)             Reconciliation of operating loss to net cash outflow from operating activities

Year ended 30 September 2004
Operating loss	(73,920)
Depreciation	16,467
Goodwill amortisation - subsidiary undertakings	66,292
Increase in debtors	(48,097)
Increase in stocks	(325)
Increase in creditors	81,027
Decrease in provisions	(2,587)
Net cash inflow from operating activities	38,857

b)             Analysis of changes in net funds

	At 1 October 2003	Cash flows	Other non cash movements	Exchange differences	At 30 September 2004
	£000	£000	£000	£000	£000
Cash at bank	97,080	(34,886)	—	473	62,667
Short term deposits(1)	15,661	7,616	—	—	23,277
Convertible bond	(71,340)	—	—	1,046	(70,294)
Bond issue costs	2,076	—	(421)	(31)	1,624
Finance leases	(2,066)	619	782	—	(665)
Total net funds	4l,411	(26,651)	361	1,488	16,609

(1)           Short term deposits included within cash at bank and in hand in the balance sheet.

(c)           Restricted cash and short term deposits

Restricted cash comprises money held by the Group’s bankers on short term deposits totaling £23.3 million (2003: £l5.7million; 2002: £10.1 million), £12.4 million (2003: £10.9 million; 2002: £2.7 million) of this is held as a financial guarantee for the Group to comply with the Civil Aviation Authority’s terms and conditions on an Air Travel Organiser’s License, £1.0 million (2003: £0.2 million; 2002: £2.0 million) as a financial guarantee in relation to ABTA and £9.8 million (2003: £4.6 million; 2002: £2.9 million) is held as other financial guarantees.

SECTION B

Announcement in connection with the interim results for the 3 and 6 months ended 31 March, 2005

HALF YEAR FINANCIAL RESULTS FOR THE SIX MONTHS TO 31 MARCH 2005

Delivering solid performance

Results highlights

•              57 per cent. increase in Total Transaction Value to £12.1 million (H1 2004: £25.4 million).

•              Strong forward order bank of £47.9 million at 31 March 2005 (31 March 2004: 80.4 million).

•              Gross profit increased to £82.9 million (H1 2004: £5.9 million), representing a gross margin of 16.2 per cent. for the half-year (H1 2004: 17.2 per cent.).

•              Operating cost savings of £2.2 million delivered as planned.

•              Positive EBITDA of £0.1 million (H1 2004: loss of £2.6 million), reflecting increased scale and improved operational cost efficiency.

•              Loss per share (pre goodwill amortisation) has improved to 3.62 pence (H1 2004: loss of 3.99 pence).

•              Overall net cash balances of £40.3 million at 31 March 2005 (31 December 2004: £30.0 million).

•              Recommended offer of 165 pence per share from Sabre Holdings, valuing the company at £606 million on an enterprise value basis.

Brent Hoberman, Chief Executive Officer, said:

“I am pleased with the continuing solid performance of the business. A number of achievements stand out. We continue to deliver strong top-line organic growth, 27 per cent. in H1, with an ongoing robust performance of the lastminute.com brand. We have delivered positive EBITDA for the first half, a substantial improvement from last year. This has all been achieved during a period of significant change within the business as we continue with our integration programme.

For the second quarter, our trading performance demonstrated strong operational leverage, including delivery of the £2.2 million of planned cost savings. The Group saw positive operational free cash flow generation of £11.7 million in the quarter.”

Brian Collie, Chairman, said:

“Today’s offer from Sabre Holdings is an acknowledgement of the vision, commitment and delivery of the team at lastminute.com. The lastminute.com board recognises the strength of the Company’s brand name and reputation and believes that the offer reflects this.”

Unaudited interim results for the 3 and 6 months ended 31 March, 2005

CHAIRMAN’S STATEMENT

Recommended cash offer for lastminute.com by Sabre Holdings

In conjunction with our interim results announcement, we are today announcing a recommended offer from Sabre Holdings for lastminute.com. The offer is an all cash offer of 165 pence per share, valuing the company at 606 million on an enterprise value basis.

The combination of lastminute.com and Sabre Holdings will create a world scale business, with an even greater capability to work with global airlines and hotel and car rental groups to offer unbeatable deals to our customers in Europe and the US.

The lastminute.com directors recognise the value that lastminute.com’s brand name, reputation and market position hold for any potential acquirer and believe that the offer reflects this.

First half overview

The Group has demonstrated continued solid performance on all key metrics. The lastminute.com brand goes from strength to strength and has consolidated its position as Europe’s leading independent online travel and leisure brand.

1 would like to thank Brent and his team for all their effort and hand work in getting the Group to the position it is in today. We have also continued to strengthen the team with the welcome arrival of Stephen Gleadle, the former CFO at Synstar Plc, as Chief Financial Officer, who joined the business on 29 April 2005.

Brian Collie

Chairman

12 May 2005

OPERATIONAL REVIEW

Business performance

The positive start to the financial year has continued. Overall departure-based Total Transaction Value (TTV) increased 57 per cent. year-on-year to £512.1 million. Pro-forma organic like-for-like growth for the half year amounted to 27 per cent. This strong top-line performance has been achieved against a background of significant operational change, resulting from the integration and cost saving programme the Group has undertaken.

TTV for the first-half was greater on an order-date basis with TTV of £561.0 million (HI 2004: £467.4 million on a pro-forma basis).

Overall the Group has delivered its first positive EBITDA for its seasonally weaker first half. EBITDA amounted to £0.l million for the half, against a loss of £2.6 million for the first half in 2004. The Group has demonstrated positive operational leverage, reflecting the value of increased top-line scale, improved efficiency and ongoing focus on operating costs.

Product highlights

Performance across all product categories has been strong during the first half of the year. The Hotels category particularly stands out. Customers are consistently impressed with the breadth and depth of our product offering and easy-to-use web functionality. A further driver of growth has been increased connectivity to large-chain hotel groups, improving range even further. These factors have driven TTV growth within the Hotels category of 74 per cent. year-on-year.

The performance of Hotels positively impacts the profitability of the Group in two ways. First, gross profit margins art above Group average. Second, the operating costs associated with the category are relatively lower than for other products, particularly flights.

Within the Flights category, we have reduced the marketing support for lower margin and call-centre based flights business, particularly in the second quarter.

International

Over the last 18 months, the contribution made to the overall Group performance by the non-UK businesses has continued to improve. The Group has maintained its leading pan-European position within the independent online travel and leisure sector. The results from Spain and Italy have been particularly encouraging. Both markets are continuing to show rapid year-on-year growth and are cementing leading positions within their respective markets. The performance of the French business is also positive. After a challenging period, France is continuing to deliver good organic growth. Following the acquisition of lastminute.com, the Group position within the German market has been enhanced.

Customers

For the Group as a whole, the number of unique customers has increased in the half year to 1.69 million compared with 0.99 million in the first half of 2004, growth of 71 per cent. Those customers purchased 3.6 million items in the half-year, an increase of 49 per cent. over the previous year. The Group also celebrated its 10 millionth registered subscriber during the quarter.

In the second quarter, customer acquisition costs were £.30, the lowest figure that the Group has achieved. In the UK, the customer acquisition costs were even lower, at £5.69.

Integration and cost reduction programme

The budgeted £.2 million cost saving has been delivered. The TTV growth and EBITDA performance achieved in the first half should be viewed in the context of the significant change in the business associated with the integration programme. The business has experienced substantial re-organisation change including, moving UK business headquarters, closing three offices in the UK and two offices overseas, centralising call centre functions and reducing headcount by over 250 people.

Outlook

The solid performance of the business in the first half of the year has been in line with our expectations. The positive trading performance has continued in April but as always the business remains dependent on the final summer quarter of the financial year.

Brent Hoberman

Chief Executive Officer
12 May 2005

FIRST HALF FINANCIAL REVIEW

Total transaction value (TTV)

TTV increased 57 per cent. in the first half to £512.1 million (H1 2004: £325.4 million). On a like-for-like basis (calculated as though the acquired entities had been in place for H1 2004) the increase was 27 per cent. The overall increase can be analysed as follows:

TTV (£m)	H1 2005	H1 2004	% change

Hotels	96.5	55.5	74
Holidays	162.7	106.6	53
Flights	157.8	79.2	99
Car Hire	71.2	65.5	9
Non-travel	23.9	18.6	28

Total	512.1	325.4	57

The Hotels category delivered very strong growth, with TTV of £96.5 million, representing 74 per cent. year-on-year growth. The strength of the Hotels category reflects the increased breadth and depth of the product range, as well as the acquisition of Med Hotels and First Option. The Hotels category increased its share of product mix for the Group, to 19 per cent. in the half-year from 17 per cent. in the equivalent period last year.

Within the Holidays category Dynamic Packaging represented 9 per cent. of Group TTV in the first half, up from 7 per cent. in the same period last year. The performance of Flights was particularly strong outside the UK in quarter 2, reflecting the earlier stages of online travel and leisure development of these markets. Year-on-year, Flights increased its share of product mix for the Group to 31 per cent. up from 24 per cent,. in the previous year, partly reflecting the impact of the OTC acquisition.

The more moderate growth within the Car Hire category was as planned. This is a reflection of the market leading position of the Car Hire business.

Within non-travel, tickets for events such as U2 and the V Festival proved very popular, helping to drive 28 per cent. year-on-year growth, with TTV increasing to £23.9 million (H1 2004: £18.6 million).

Forward order bank

At any point in time customers will have booked travel products, but not yet departed. The consequent order bank provides both early cash receipts and an element of visibility into the results of future quarters.

It is encouraging to note that year on year the order bank has increased 84 per cent. to £147.9 million (31 March 2004: £80.4 million), of which £97.6 million is expected to unwind in quarter 3.

Turnover

Turnover has almost doubled to £222.0 million (H1 2004: £111.5 million) driven by the relatively faster growth of non-agency business. This principally comes from the acquisitions.

Gross profit

Gross profit for the half was £82.9 million (H1 2004: £55.9 million).

As a percentage of TTV this represents a reduction in gross margin of one percentage point to 16.2 per cent. (H1 2004: 17.2 per cent.) driven by the inclusion of First Option, OTC and lastminute.de in the results, all of which had lower overall gross profit margins than the Group average.

Operating costs

Operating costs before depreciation and goodwill amortisation have increased year-on-year to £82.8 million (H1 2004: £58.5 million) driven by the impact of acquisitions made in 2004 and increased transaction volumes, partially offset by efficiency savings.

As a proportion of TTV this is a reduction from 18.0 per cent. to 16.2 per cent. with the business benefiting significantly from operational gearing.

EBITDA

These results mark the first time that the Group has achieved a positive EBITDA, in the seasonally weaker first half, of £0.l million (H1 2004: loss of £2.6 million) reflecting both the top line growth and the positive impact of cost savings.

Depreciation and amortisation

Depreciation was £10.1 million (H1 2004: £7.3 million), in line with expectations, arising from both the Group’s commitment to a continued and sustained investment in technology in order to create competitive advantage and the effect of the acquired businesses.

Amortisation of goodwill on acquired businesses was £33.0 million (H1 2004: £27.4 million).

Interest

The overall net interest charge for the half-year has improved to £1.8 million (H1 2004: £2.5 million).

This charge includes both the interest paid on the Group’s net debt position as well as the impact of revaluing the Group’s Euro denominated convertible bond to reflect the rate of exchange at the balance sheet date.

Separating out these two impacts the net interest charge can be analysed as follows:

(£m)	H1 2005	H1 2004	change

Net interest paid	(1.5)	(1.0)	(0.5)
Revaluation impact	(0.3)	(1.5)	1.2
Net interest charge in profit and loss	(1.8)	(2.5)	0.7

The increase in net interest paid reflects the year-on-year increase in overall net debt for the Group.

Taxation

There was a small tax charge in the first half of £0.3 million (H1 2004: nil) reflecting profits arising in our Swedish business and lastminute.de in Germany.

Earnings per share

The loss per share (pre goodwill amortisation) has improved to 3.62 pence from a loss of 3.99 pence in the same period last year.

Net cash balance and operating cash flow

Excluding the convertible bond and finance leases the Group had net cash balances of £40.3 million at 31 March 2005 (31 March 2004: £52.5 million). This was better than expected driven by the strong forward order bank.

Stephen Gleadle

Chief Financial Officer

12 May 2005

INDEPENDENT REVIEW REPORT TO LASTMINUTE.COM PLC

Introduction

We have been instructed by the Group to review the financial information for the three months and six months ended 31 March 2005, which comprises the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Consolidated Statement of Cash Flows and the related notes 1 to 7. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Group in accordance with guidance contained in Bulletin 1999/4 Review of Interim Financial Information’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group for our work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information’ issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months and six months ended 31 March 2005.

Ernst & Young LLP

London

12 May 2005

Consolidated profit and loss account

	6 months		6 months
	ended		ended
	31 March		31 March
	2005		2004
	(Unaudited)		(Unaudited)
	£’000s		£’000s

Total transaction value (departure based)(1)	512,066		325,408
Turnover
Group and share of joint ventures	222,038		111,536
Less: share of joint ventures	(317)		(234)
Group turnover	221,721		111,302
Cost of sales	(138,783)		(55,366)
Gross profit	82,938		55,936
Operating costs
Product development	(5,068)		(2,965)
Sales and marketing – agents’ commission	(14,628)		(10,478)
Sales and marketing – other	(37,292)		(29,229)
General and administration	(25,822)		(15,841)
Operating costs before depreciation and goodwill amortisation	(82,810)		(58,513)
EBITDA	128		(2,577)
Depreciation	(10,145)		(7,331)
Goodwill amortisation	(33,028)		(27,401)
Total operating costs	(125,983)		(93,245)
Group operating loss	(43,045)		(37,309)
Share of operating (loss)/profit in joint ventures	(114)		55
Loss on disposal of investment in joint venture	(104)		—
Profit on disposal of investment in associate	—		491
Goodwill amortisation arising on the investment in associate	(172)		(296)
Loss on ordinary activities before interest and taxation	(43,435)		(37,059)
Interest receivable	3,199		1,255
Interest payable and similar charges	(4,988)		(3,741)
Loss on ordinary activities before taxation	(45,224)		(39,545)
Tax on loss on ordinary activities	(287)		—
Loss for the financial period	(45,511)		(39,545)
Loss per share – basic and diluted	(13.39	)p	(13.32	)p
Loss per share (pre goodwill amortisation)	(3.62	)p	(3.99	)p
Weighted number of ordinary shares outstanding	339,998,680		296,870,924
Loss for the financial period (pre goodwill amortisation) (see note 3)	(12,311)		(11,848)

(1)           TTV does not represent the Group’s statutory turnover and comprises amounts relating to the Group and its share of joint ventures.

	Quarter		Quarter		Quarter
	ended		ended		ended 31
	31 March		31 March		December
	2005		2004		2004
	(Unaudited)		(Unaudited)		(Unaudited)
	£’000s		£’000s		£’000s

Total transaction value (departure based)(1)	247,696		178,831		264,370
Turnover
Group and share of joint ventures	95,277		62,558		126,761
Less: share of joint ventures	(159)		(108)		(158)
Group turnover	95,118		62,450		126,603
Cost of sales	(55,924)		(31,512)		(82,859)
Gross profit	39,194		30,938		43,744

Operating costs
Product development	(2,891)		(1,805)		(2,177)
Sales and marketing – agents’ commission	(6,188)		(5,750)		(8,440)
Sales and marketing – other	(15,993)		(14,496)		(21,299)
General and administration	(12,164)		(10,381)		(13,658)
Operating costs before depreciation and goodwill amortisation	(37,236)		(32,432)		(45,574)
EBITDA	1,958		(1,494)		(1,830)
Depreciation	(5,453)		(3,795)		(4,692)
Goodwill amortisation	(16,231)		(14,549)		(16,797)
Total operating costs	(58,920)		(50,776)		(67,063)
Group operating loss	(19,726)		(19,838)		(23,319)
Share of operating loss in joint ventures	(61)		(139)		(53)
Loss on disposal of investment in joint venture	(104)		—
Goodwill amortisation arising on the investment in associate	(86)		(148)		(86)
Loss on ordinary activities before interest and taxation	(19,977)		(20,125)		(23,458)
Interest receivable	2,691		979		508
Interest payable and similar charges	(1,428)		(2,106)		(3,560)
Loss on ordinary activities before taxation	(18,714)		(21,252)		(26,510)
Tax on loss on ordinary activities	(364)		—		77
Loss for the financial period	(19,078)		(21,252)		(26,433)
Loss per share – basic and diluted	(5.59	)p	(7.03	)p	(7.80	)p
Loss per share (pre goodwill amortisation)	(0.81	)p	(2.17	)p	(2.82	)p
Weighted number of ordinary shares outstanding	341,262,156		302,324,288		338,997,911
Loss for the financial period (pre goodwill amortisation) (see note 3)	(2,761)		(6,555)		(9,550)

(1)           TTV does not represent the Group’s statutory turnover and comprises amounts relating to the Group and its share of joint ventures.

Consolidated Balance Sheet

		At 31 March 2005	At 31 March 2004	At 31 December 2004	At 30 September 2004
		(Unaudited) £’000s	(Unaudited) £’000s	(Unaudited) £’000s	(Audited) £’000s
	Fixed assets
	Intangible assets	145,777	136,978	161,427	178,480
	Tangible assets	30,623	25,773	32,214	32,527
	Investments
Joint venture	- gross assets	758	683	914	994
	- gross liabilities	(362)	(142)	(370)	(319)
	- total net assets	396	541	544	675
	Associate	463	337	548	554
	Total investments	859	878	1,092	1,229
	Total fixed assets	177,259	163,629	194,733	212,236

	Current assets
	Stock	1,696%	912	1,252	565
	Debtors	111,487	40,157	109,022	106,839
	Cash at bank and in hand	40,337	52,471	30,009	85,944
		153,520	93,540	140,283	193,348
	Creditors: amounts falling due within one year	(207,961)	(109,482)	(190,301)	(237,560)
	Net current liabilities	(54,441)	(15,942)	(50,018)	(44,212)
	Total assets less current liabilities	122,818	147,687	144,715	168,024
	Creditors: amounts falling due after more than one year	(69,098)	(71,273)	(71,064)	(68,964)
	Provisions for liabilities and charges	(2,173)	(2,550)	(3,345)	(3,818)
	Total net assets	51,547	73,864	70,306	95,242

	Capital and reserves
	Called up share capital	3,416	2,950	3,387	3,375
	Share premium account	140,649	153,317	140,430	139,413
	Shares to be issued	3,210	10,595	6,000	6,000
	Merger reserve	204,689	123,515	201,972	201,972
	Other reserves	1,454	3,275	1,267	1,331
	Profit and loss account	(301,871)	(219,788)	(282,750)	(256,849)
	Total equity shareholders’ funds	51,547	73,864	70,306	95,242

Consolidated statement of cash flows

	Quarter ended 31 March 2005	Quarter ended 31 March 2004	Quarter ended 31 December 2004	Six months ended 31 March 2005	Six months ended 31 March 2004
	£’000s	£’000s	£’000s	£’000s	£’000s
Net cash inflow/(outflow) from operating activities	17,606	7,785	(52,982)	(35,376)	(29,256)
Cash outflow from exceptional items and acquisition related liabilities (see note 4)	(1,363)	(119)	(551)	(1,914)	(549)
Return on investments and servicing of finance
Interest received	627	979	501	1,128	1,255
Interest paid and interest element of finance lease rental payments	(2,280)	(3,255)	(198)	(2,478)	(3,741)
Net (outlay/return on investments and servicing of finance	(1,653)	(2,276)	303	(1,350)	(2,486)
Taxation
Tax paid	(364)	—	—	(364)	—
Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(3,880)	(5,095)	(4,379)	(8,259)	(10,140)
Net cash inflow/(outflow) before acquisitions and management of liquid resources and financing	10,346	295	(57,609)	(47,263)	(42,431)
Acquisitions
Payments to acquire subsidiary undertakings	(151)	(13,949)	—	(151)	(26,216)
Cash acquired with subsidiary undertakings	—	6,613	—	—	9,073
Cash received from part disposal of associate	—	683	—	—	683
Net cash inflow/(outflow) before management of liquid resources and financing	10,195	(6,358)	(57,609)	(47,414)	(58,891)
Management of liquid resources
Reduction in short term deposits	115	2,146	5,579	5,694	3,862
Financing
Issue of share capital	226	575	1,028	1,254	832
Repayment of capital elements of finance leases	(93)	(219)	(91)	(184)	(438)
Increase/(decrease) in cash	10,443	(3,856)	(51,093)	(40,650)	(54,635)
Reconciliation of cash flow to movement in net debt
Increase/(decrease) in cash	10,443	(3,856)	(51,093)	(40,650)	(54,635)
Cash inflow from reducing short term deposits	(115)	(2,146)	(5,579)	(5,604)	(3,862)
Repayment of capital elements of finance leases	93	219	91	184	438
Change in net funds resulting from cash flows	10,421	(5,783)	(56,581)	(46,160)	(58,059)
Amortisation of Eurobond issue costs	(104)	—	(117)	(221)	—
Exchange gain/(loss)	2,070	(2,788)	(1,540)	530	(2,899)
Net (debt)/funds at beginning of the period	(41,629)	(10,977)	16,609	16,609	41,411
Net debt at the end of the period	(29,242)	(19,548)	(41,629)	(29,242)	(19,547)
Operating cash inflow/(outflow) before exceptional items (see note 4)	11,709	414	(57,058)	(45,349)	(41,882)

Notes to the Interim Financial Statements

1.                                   Basis of reporting

The interim financial statements have been prepared on the basis of the accounting policies set out in the Group’s statutory accounts for the year ended 30 September 2004. The financial information contained in this interim statement does not constitute statutory accounts within the meaning as defined in Section 240 of the Companies Act 1985. The financial information for the full preceding year is based on the statutory accounts for the financial year ended 30 September 2004. Those accounts, upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies.

2.                                      Additional information

	Quarter ended
	31 March 2005	31 December 2004	30 September 2004	30 June 2004	31 March 2004	31 December 2003
Number of registered subscribers at period end	10,364,719	9,806,535	9,335,620	9,645,971	8,336,186	8,042,492
Number of cumulative customers at period end	7,286,682	6,321,447	5,592,919	4,536,793	3,754.856	3,245,477
Number of items sold in period	2,039,102	1,539,230	2,093,862	1,895,466	1,423,053	979,942

3.                                      Reconciliation of loss for the financial period (pre goodwill amortisation)

	Quarter ended		Quarter ended	Six months ended
	31 March 2005	31 March 2004	31 December 2004	31 March 2005	31 March 2004
	£ 000s	£’000s	£’000s	£’000s	£’000s
Loss for the financial period	(19,078)	(21,252)	(26,433)	(45,511)	(39,545)
Add: goodwill amortisation (group and associate)	16,317	14,697	16,883	33,200	27,697
Loss on ordinary activities before taxation (pre-goodwill amortisation)	(2,761)	(6,555)	(9,550)	(12,311)	(11,848)

4.                                      Reconciliation of operating cash inflow/(outflow) (before exceptional items)

	Quarter ended		Quarter ended	Six months ended
	31 March 2005	31 March 2004	31 December 2004	31 March 2005	31 March 2004
	£’000s	£’000s	£’000s	£’000s	£’000s
Net cash inflow/(outflow) before acquisitions and management of liquid resources and financing	10,346	295	(57,609)	(47,263)	(42,431)
Add:
Cash outflow from exceptional items	1,363	119	551	1,914	549
Operating cash inflow/(outflow) (before exceptional items)	11,709	414	(57,058)	(45,349)	(41,882)

5.                                      Reconciliation of operating loss to net cash inflow/(outflow) from operating activities

	Quarter ended		Quarter ended	Six month ended
	31 March 2005	31 March 2004	31 December 2004	31 March 2005	31 March 2004
	£’000s	£’000s	£’000s	£’000s	£’000s
Operating loss	(19,726)	(19,838)	(23,319)	(43,045)	(37,309)
Depreciation	5,453	3,795	4,692	10,145	7,331
Goodwill amortisation – subsidiary undertakings	16,231	14,549	16,797	33,028	27,401
Net working capital movement	15,648	9,279	(51,152)	(35,504)	(26,679)
Net cash inflow/(outflow) from operating activities	17,606	7,785	(52,982)	(35,376)	(29,256)

6.                                      Reconciliation of net cash to net debt

	At 31 March 2005	At 31 March 2004	At 31 December 2004
	£’000s	£’000s	£’000s
Net cash balance at end of quarter (includes short term deposits)	40,337	52,471	30,009
Convertible bond (included within creditors due after more than one year)	(69,098)	(70,390)	(71,064)
Finance leases	(481)	(1,629)	(574)
Net debt at end of quarter	(29,242)	(19,548)	(41,629)

7.                                   Total transaction value (TTV), turnover and segmental analysis

The Group is engaged in the provision of travel, leisure and gift solutions to its customers via the Internet and other related electronic distribution platforms. The Group’s TTV and turnover are all generated within this segment.

Geographical analysis

	TTV (by destination and source)				Turnover (by destination and source)
	Quarter ended		Six months ended		Quarter ended		Six months ended
	31 March 2005	31 March 2004	31 March 2005	31 March 2004	31 March 2005	31 March 2004	31 March 2005	31 March 2004
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
By geographical area:
United Kingdom	161,276	122,123	343,538	212,451	70,255	40,354	170,475	65,293
France	33,441	24,872	65,813	48,792	4,232	3,750	8,254	7,525
Germany	23,757	12,334	46,127	26,308	12,368	9,939	25,718	22,126
Italy	8,860	5,311	19,012	11,627	981	498	2,181	1,263
Spain	10,119	4,135	17,029	6,670	1,010	678	1,905	953
Other European Union countries	9,295	9,231	18,634	18,040	6,272	7,231	13,188	14,142
Group	246,748	178,006	510,153	323,888	95,118	62,450	221,721	111,302
Joint ventures	948	825	1,913	1,520	159	108	317	234
	247,696	178,831	512,066	325,408	95,277	62,558	222,038	111,536

	Net loss on ordinary activities before taxation(2)
	Quarter ended		Six months ended		Net assets/(liabilities)(3)
	31 March	31 March	31 March	31 March	31 March	31 March
	2005	2004	2005	2004	2005	2004
	£’000	£’000	£’000	£’000	£’000	£’000
By geographical area:
United Kingdom(1)	(16,351)	(16,517)	(33,145)	(25,658)	33,193	66,658
France	(1,231)	(1,284)	(4,264)	(7,264)	10,130	41,698
Germany	(1,945)	(1,643)	(4,660)	(2,073)	45,177	(12,440)
Italy	(192)	17	(167)	199	(618)	(6)
Spain	(161)	(171)	(306)	(338)	(1,260)	(1,465)
Other European Union countries	154	(240)	(503)	(2,175)	(7,173)	(3,540)
	(19,726)	(19,838)	(43,045)	(37,309)	79,449	90,905
Share of operating (loss)/profit and net assets of joint ventures	(61)	(139)	(114)	55	396	541
Share of operating loss and net assets of associate	—	—	—	—	463	337
Amortisation of goodwill arising on the acquisition of associate	(86)	(148)	(172)	(296)	—	—
Loss on disposal of investment in joint venture	(104)	—	(104)	—	—	—
Profit on disposal of investment in associate	—	—	—	491	—	—
Net interest receivable/(payable)	1,263	(1,127)	(1,789)	(2,486)	—	—
Convertible bond	—	—	—	—	(69,098)	(70,390)
Interest hearing assets	—	—	—	—	40,337	52,471
	(18,714)	(21,252)	(45,224)	(30,545)	51,547	73,864

(1)                                  The UK losses include central technical development and maintenance costs and the expenses related to the Group management functions, which are not apportioned across the Group’s operating business.

(2)                                  Net loss on ordinary activities before taxation for quarter ended 31 March 2005 includes £16,317,000 of goodwill amortisation (quarter ended 31 March 2004: £4,697,000).

(3)                                  Net assets include £45,777,000 goodwill (31 March 2004: £136,978,000).

Definitions

Registered subscribers are users of the lastminute.com website who have submitted their e-mail addresses and other data and have elected to receive lastminute.com’s weekly e-mail. This does not include users who register with the company, but elect not to receive its weekly e-mail. Since lastminute.com counts its registered subscribers based on their e-mail addresses, users who register multiple times using different e-mail addresses will count as multiple registered subscribers. For example, if a user has registered with lastminute.com using an e-mail address at work and one at home, the user will be counted as two registered subscribers.

Total transaction value (“TTV”) does not represent statutory turnover. Where lastminute.com acts as agent or cash collector, TTV represents the price at which products or services have been sold across the Group’s various platforms. In other cases, for example the reservation of restaurant tables, a flat fee is earned, irrespective of the value of products or services provided. In such cases TTV represents the flat fee commission earned. Where lastminute.com acts as principal, TTV represents the price at which goods or services are sold across the Group’s various platforms.

Proforma organic like-for-like growth is calculated on a quarterly basis and represents the quarter-on-quarter growth in total businesses compared to proforma like-for-like TTV for the prior year.

Turnover represents the aggregate amount of revenue from products sold and is stated exclusive of recoverable VAT and associated taxes. Where the Group acts as agent and does not take ownership of the products or services being sold, turnover represents commission earned less amounts due or paid on any commission shared. Where the Group acts as principal and purchases the products or services for resale, turnover represents the price at which the products or services have been sold across the Group’s various platforms. Turnover also includes advertising and sponsorship income which is recognised over the period to which it relates. Travel turnover is recognised on the date of departure.

Gross margin is defined as pre-exceptional gross profit over total transaction value.

Operating cash inflow/(outflow) is defined as net cash inflow/(outflow) before management of liquid resources, financing and acquisitions.

Conversion is defined as the number of customers over the number of registered subscribers (excluding those applicable to joint ventures).

The number of customers is the cumulative number of customers (excluding repeat customers) since the inception of lastminute.com and the cumulative number of Degriftour, Travelselect.com, Destination Group,Travelprice.com, holiday autos, Med Hotels, First Option, Gemstone, QTC and lastminute.de’s customers (excluding repeat customers) since acquisition in October 2000, April 2002, June 2002, July 2002, March 2003, December 2003, January 2004, March 2004, April 2004 and June 2004 respectively. Customers are defined as individuals who have purchased goods and services over lastminute.com’s platforms.

An item sold is an individually priced product or service purchased by a customer within the period.

Customer acquisition costs are defined as external media spend divided by the number of unique customers in the period.

This announcement may contain forward-looking statements. Expressions of future goals, including without limitation, “will”, “should”, “could”, or “expect”, and similar expressions reflecting something other than historical fact are intended to identify forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The following factors, among others, could cause lastminute.com’s actual results to differ materially from those described in the forward looking statements: management of lastminute.com’s rapid growth, speed of technological change, including introduction of new architecture for its websites; systems-related failures; the ability to attract and retain qualified personnel; adverse changes in lastminute.com’s relationships with airlines and other product and service providers; adverse changes in the services provided by lastminute.com’s relationships with airlines and other product and service providers; adverse changes in the services provided by lastminute.com’s suppliers, lastminute.com’s ability to attract and develop an adequate international supplier and customer base; potential adverse changes in its commission rates; the effects of increased competition; risks relating to operating Internet-based commerce in foreign markets; lastminute.com’s dependence on its ability to establish its brand; lastminute.com’s ability to protect its domain names and other intellectual property rights; legal and regulatory risks; a slowdown in the continued growth of e-commerce and the Internet; unforeseen events affecting the travel industry and factors adversely affecting lastminute.com’s share price.

PART V

FINANCIAL INFORMATION RELATING TO THE SABRE GROUP

Introduction

Section A of Part V of this document sets out financial information relating to the Sabre Group for the three years ended 31 December, 2004. Section B of Part V of this document sets out financial information relating to the Sabre Group for the 3 months ended 31 March, 2005.

The financial information contained in Section A of Part V of this document has been extracted without material adjustment from the audited consolidated financial statements of Sabre Holdings as filed with the US Securities and Exchange Commission (the “SEC”) on Form 10-K for the year ended 31 December, 2004. The extracted information omits certain information which is required under the SEC’s rules and regulations.

The financial information contained in Section B of Part V of this document has been extracted without material adjustment from the unaudited consolidated financial statement of Sabre Holdings as filed with the SEC on Form 10-Q for the three months ended 31 March, 2005. The extracted information omits certain information which is required under the SEC’s rules and regulations.

The financial statements in this Part V have been prepared on the basis of US GAAP and references to “generally accepted accounting principles” should be construed accordingly. In addition to omitting information which is required by the SEC and having been prepared under US GAAP, the financial information does not comprise statutory accounts within the meaning of section 24D of the Companies Act.

SECTION A

Financial information for the years ended 31 December, 2002, 2003 and 2004.

CONSOLIDATED BALANCE SHEET

(in thousands)

December 31, 2004
Assets
Current assets
Cash	$49,671
Marketable securities	787,353
Accounts receivable, net	349,621
Prepaid expenses	69,966
Deferred income taxes	23,349
Total current assets	1,279,960

Property and equipment
Buildings and leasehold improvements	309,635
Furniture, fixtures and equipment	33,579
Computer equipment	120,515
Internally developed software	195,638
659,367
Less accumulated depreciation and amortization	(272,026)
Total property and equipment	387,341
Deferred income taxes	9,955
Investments in joint ventures	176,249
Goodwill and intangible assets, net	988,600
Other assets, net	175,872

Total assets	$3,017,977

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$226,925
Accrued compensation and related benefits	80,448
Accrued subscriber incentives	84,357
Deferred revenues	33,501
Other accrued liabilities	183,061
Total current liabilities	608,292

Pensions and other postretirement benefits	154,537
Other liabilities	23,101
Minority interests	5,143
Long-term capital lease obligation	161,114
Public and other notes payable	439,309

Commitments and contingencies (Note 8)

Stockholders’ equity
Preferred stock: $0.01 par value; 20,000 shares authorized; no shares issued	—
Class A Common Stock: $0.01 par value; 250,000 shares authorized; 145,855 shares issued at December 31, 2004	1,459
Additional paid-in capital	1,289,574
Retained earnings	644,360
Accumulated other comprehensive loss	(9,426)
Less treasury stock at cost; 12,913 shares	(299,486)
Total stockholders’ equity	1,626,481
Total liabilities and stockholders’ equity	$3,017,977

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Year Ended December 31,
	2004	2003	2002
Revenues	$2,130,971	$2,045,163	$2,056,466
Cost of revenues	1,240,180	1,269,129	1,161,285
Gross profit	890,791	776,034	895,181

Other operating expenses
Selling, general and administrative	585,182	553,503	524,257
Amortisation of intangible aspects	46,879	56,301	53,424
Total other operating expenses	632,061	609,804	577,681

Operating income	258,730	166,230	317,500

Other income (expenses)
Interest income	15,154	16,477	27,903
Interest expense	(26,862)	(24,077)	(23,350)
Minority interests	1,665	(365)	214
Other net	8,374	(30,888)	16,801
Total other income (expense)	(1,669)	(38,853)	21,568
Income before provision for income taxes	257,061	127,377	339,068
Provision for income taxes	66,642	44,076	124,924
Net earnings	$190,419	$83,301	$214,144
Net earnings per common share – basic	$1.40	$0.59	$1.53
Net earnings per common share – diluted	$1.38	$0.58	$1.50
Dividends per common share	$0.30	$0.21	$—

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

Year ended
December 31,
2004
Operating activities
Net earnings	$190,419
Adjustments to reconcile net earnings to cash provided by operating activities:
Depreciation and amortization	116,712
Loss on impaired intangible assets	3,198
Loss on sales leaseback	7,302
Stock compensation	11,328
Deferred income taxes	(23,608)
Tax benefit from exercise of stock options	1,173
Allowance for doubtful accounts	19,176
Joint venture equity loss/ (income)	5,198
Other	(12,503)
Changes in operating assets and liabilities:
Accounts receivable	(10,961)
Prepaid expenses	(7,396)
Other assets	18,070
Accrued compensation and related benefits	16,881
Accounts payable and other accrued liabilities	20,997
Pensions and other postretirement benefits	8,009
Other liabilities	(801)
Cash provided by operating activities	363,194

Investing activities
Additions to property and equipment	(77,998)
Business combinations, net of cash acquired	(69,744)
Purchases of marketable securities	(10,208,282)
Sales of marketable securities	10,302,619
Investments in joint ventures	(35,853)
Other investing activities, net	(9,734)
Cash used for investing activities	(98,992)
Financing activities
Proceeds from exercise of stock options and issuance of stock under employee stock purchase plan	15,744
Purchase of treasury stock	(227,814)
Dividends paid	(41,431)
Other financing activities, net	(1,892)
Cash used for financing activities	(255,393)
Increase in cash	8,809
Cash at beginning of the period	40,862
Cash at end of the period	$49,671
Cash payments for income taxes†	$95,319
Cash payments for interest	$26,489

†    Cash payments for income taxes for the years ended December 31, 2002 and December 31, 2003 were $57,671,000 and $34,680,000 respectively.

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(in thousands)

				Accumulated
				Other
	Class A	Additional		Comprehensive
	Common	Paid-in	Retained	Income	Treasury
	Stock	Capital	Earnings	(Loss)	Stock	Total
Balance at December 31, 2003	$1,457	$1,291,841	$495,372	$(8,115)	$(100,447)	$1,680,108
Issuance of shares of Class A common stock pursuant to:
Stock option plans	1	(2,251)	—	—	11,489	9,239
Restricted stock plan	1	(9,902)	—	—	9,421	(480)
Employee stock purchase plan	—	(1,748)	—	—	8,733	6,985
Tax benefit from exercise of employee stock options	—	1,173	—	—	—	1,173
Purchases of treasury stock	—	—	—	—	(228,682)	(228,682)
Stock based compensation for employees and consultants	—	11,328	—	—	—	11,328
Dividends, $0.30 per common share(#)	—	—	(41,431)	—	—	(41,431)
Comprehensive income:
Net earnings	—	—	190,419	—	—	190,419
Minimum pension liability adjustment, net of deferred income taxes	—	—	—	(8,330)	—	(8,330)
Unrealized gain on foreign currency forward contracts, net of deferred income taxes	—	—	—	519	—	519
Unrealized loss on investments, net of deferred income taxes	—	—	—	(1,422)	—	(1,422)
Unrealized foreign currency, translation gain	—	—	—	7,922	—	7,922
Total comprehensive income						189,108
Other	—	(867)	—	—	—	(867)
Balance at December 31, 2004	$1,459	$1,289,574	$644,360	$(9,426)	$(299,486)	$1,626,481

#   The total dividend payment for the year ended December 31, 2003 was $30,125,000. No dividends were paid in the year ended December 31, 2002.

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                                      General Information

Sabre Holdings Corporation (“Sabre Holdings”) is a Delaware holding company. Sabre Inc. is the principal operating subsidiary and sole direct subsidiary of Sabre Holdings. Sabre Inc. or its direct or indirect subsidiaries conduct all of our businesses. References to the “company”, “we”, “our”, “ours” and “us” refer to Sabre Holdings and its consolidated subsidiaries unless otherwise stated or the context otherwise requires.

We are a world leader in travel commerce, marketing travel products and providing distribution and technology solutions for the travel industry. We operate in multiple travel distribution channels: the travel agency channel, the consumer-direct channel and the business-direct channel. Through our Sabre® global distribution system (the “Sabre system” or “Sabre GDS”) subscribers can access information about, and can book reservations for, among other things, airline trips, hotel stays, car rentals, cruises and tour packages. Our Sabre Travel Network business operates the Sabre GDS and markets and distributes travel-related products and services through the travel agency channel. We engage in consumer-direct and business-direct travel marketing and distribution through our Travelocity business. In addition, our Sabre Airline Solutions business is a leading provider of technology and services, including development and consulting services, to airlines and other travel providers.

During the fourth quarter of 2003 we realigned our GetThere™ business segment, which engaged in business direct travel services and had previously been operated as a separate business segment, within our other three segments. This realignment resulted in GetThere products, services and operations being integrated into the remaining three segments. Accordingly, GetThere will no longer be reported as a separate segment. Disaggregated information relating to our business segments as of December 31, 2004, is presented in Note 13.

2.                                      Summary of Significant Accounting Policies

Basis of Presentation – We consolidate all of our majority-owned subsidiaries and companies over which we exercise control through majority voting rights. No entities are currently consolidated due to control through operating agreements, financing agreements, or as the primary beneficiary of a variable interest entity.

The consolidated financial statements include our accounts after elimination of all significant intersegment balances and transactions. We account for our interests in joint ventures and investments in common stock of other companies that we do not control but over which we exert significant influence using the equity method, with our share of their results classified as revenues. Investments in the common stock of other companies over which we do not exert significant influence are accounted for at cost. We periodically evaluate equity and debt investments in entities accounted for at cost for impairment by reviewing updated financial information provided by the investee, including valuation information from new financing transactions by the investee and information relating to competitors of investees when available. If we determine that a cost method investment is other than temporarily impaired, the carrying value of the investment is reduced to its estimated fair value. To date, writedowns of investments carried at cost have been insignificant to our results of operations. See “Recent Accounting Pronouncements” below.

Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to the 2004 presentation.

Use of Estimates – The preparation of these financial statements in conformity with generally accepted accounting principles requires that certain amounts be recorded based on estimates and assumptions made by management. Actual results could differ from these estimates and assumptions. Our accounting policies which include significant estimates and assumptions include estimation of the collectibility of accounts receivable, amounts for future cancellations of bookings processed through the Sabre system, the evaluation of the recoverability of the carrying value of intangible assets and goodwill and the evaluation of uncertainties surrounding the calculation of our tax assets and liabilities. These policies are discussed in greater detail below.

Statement of Cash Flows – Marketable securities, without regard to remaining maturity at acquisition, are not considered cash equivalents for purposes of the statement of cash flows.

Depreciation and Amortization – Our depreciation and amortization policies are as follows:

Property and equipment:
Buildings, including buildings under capital lease	Lesser of lease term or 35 years
Furniture and fixtures	5 to 15 years
Leasehold improvements	Lesser of lease term or useful life
Computer/service contract equipment	3 to 5 years
Computer software	3 to 7 years
Other amortizable assets:
Capitalized software development costs	3 to 7 years
Intangible assets	1 to 20 years

We are currently depreciating the capital lease assets for our corporate headquarters buildings, furniture and fixtures to the amount of the residual value guarantee over the ten-year term of the lease. We have the option at any time up to one year prior to lease expiration to cause the properties to be sold. If such an event occurs, we will be responsible for any decrease in the fair market value of the properties below $179 million. Therefore, if we determine during the lease term that the estimated fair value of the capital lease assets has fallen below approximately $179 million, we will increase the periodic depreciation expense over the remaining term of the lease (Note 8).

Property and equipment are stated at cost less accumulated depreciation and amortization, which is calculated on the straight-line basis. Depreciation of property, capital lease assets and equipment totaled approximately $74 million, $70 million and $57 million in 2004, 2003 and 2002, respectively. Amortization of other assets totaled approximately $53 million in 2004, $66 million in 2003 and $60 million in 2002. Other assets are amortized on the straight-line basis over the periods indicated. Accumulated amortization of other assets approximated $234 million at December 31, 2004. As discussed in more detail below, we adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002 and no longer amortize goodwill and certain other indefinite lived intangible assets.

Revenue Recognition

Sabre Travel Network – We provide various travel marketing and distribution services using the Sabre system. As compensation for services provided, fees are collected from airline, car rental and hotel vendors and other providers of travel-related products and services (“associates”) for reservations booked through the Sabre system. The fee per booking charged to associates is dependent upon the level of functionality within the Sabre system at which the associate participates. Revenue for airline travel reservations is recognized at the time of the booking of the reservation, net of estimated future cancellations. At December 31, 2004, we have recorded booking fee cancellation reserves of approximately $17 million. This reserve is calculated at each period end based on historical cancellation rates. In estimating the amount of future cancellations that will require us to refund a booking fee, we assume that a significant percentage of cancellations are followed by an immediate re-booking, without loss of revenue. This assumption is based on historical rates of cancellations/re-bookings and has a significant impact on the amount reserved. If circumstances change (i.e., higher than expected cancellation rates or changes in booking behavior), our estimates of future cancellations could be increased by a material amount and our revenue decreased by a corresponding amount. Revenue for car rental, hotel bookings and other travel providers is recognized at the time the reservation is used by the customer.

We also enter into service contracts with subscribers (primarily travel agencies) for hardware, software, hardware maintenance and other support services. Fees billed on service contracts are recognized as revenue in the month earned. We receive fees from travel suppliers and corporate customers for transactions booked through our Web-based travel booking systems and recognize the associated revenues in the month of the transaction.

Travelocity – We receive commissions from travel suppliers for air travel, hotel rooms, car rentals, vacation packages and cruises booked through our Travelocity websites and advertising revenues from the delivery of advertising impressions on our Travelocity websites. Commissions from air travel providers are recognized at the time of booking the reservation, net of cancellations for the period. Commissions from car and hotel travel providers are recognized upon date of travel consumption. We estimate cancellations, including no-shows, for car and hotel commissions and record these revenues net of an estimated reserve. If circumstances should change such that the cancellation rates are significantly higher than expected, it could have a significant impact on the amount reserved. At December 31, 2004, our reserve for car and hotel commissions was approximately $6 million. Advertising revenues are recognized in the period that advertising impressions are delivered.

Travelocity instituted a merchant business model in 2001 for air travel and in 2002 for hotels and vacation packages. Travelocity has negotiated access to discounted travel content from airlines, hotels and car rental companies. These components are marketed individually or combined to create vacation and last-minute deal packages. Travelocity generally does not have purchase obligations for unused offerings. Travelocity recognizes merchant revenue for stand-alone air travel at the time the travel is marketed to the consumer and for vacation packages and hotel stays at the date of check-in.

For our Travelocity merchant hotel and TotalTrip offerings, we record merchant revenues based on the total amount paid by the customer for products and services, minus our payment to the travel supplier. On the date a customer makes and prepays a reservation, we accrue a supplier liability based on the amount we expect to be billed by our suppliers. In some cases, a portion of Travelocity’s pre-paid merchant hotel and travel package transactions goes unused by the traveler. In those circumstances, and some others, Travelocity may not be billed the full amount of the accrued supplier liability. Before the third quarter of 2004, we carried the entire unused portion of those pre-paid transactions as an accrued supplier liability. In the third quarter of 2004, we implemented technology improvements that allow us to better estimate the potential liability to suppliers for those pre-paid transactions and we adopted a process to reduce the accrued supplier liability for amounts aged more than six months. During 2004, that process resulted in an approximately $13 million decrease in the accrued supplier liability and an approximately $13 million increase to transaction revenue and operating income. Based on recent trends in the amounts billed to us by suppliers as compared to the amounts we accrued, we estimate approximately $5 million of the $13 million adjustment is attributable to travel in the period prior to December 2003 which would be recognized six months following the travel date under our new process. Our process includes consideration of key factors, including, but not limited to the age of the supplier liability and historical billing and payment information. We intend to consistently apply this process on a going forward basis.

Sabre Airline Solutions – We provide software solutions and airline reservation hosting services. Revenue from airline reservation hosting services is recognized in the period earned. Our software is generally sold as part of agreements which also require us to provide customization and implementation services. Such agreements are accounted for using contract accounting under the provisions of Statement of Position 97-2, Software Revenue Recognition. Revenue from license fees, when software is sold without associated customization or implementation services, is recognized when the software is delivered, fees are fixed and determinable, no undelivered elements are essential to the functionality of delivered software and collection is probable. Fees for software maintenance are recognized ratably over the life of the contract. The fees for software maintenance included in initial software license agreements are based on the vendor specific objective evidence of the fair value of the services determined using actual renewal rates for software maintenance services. We also provide our software solutions in a hosted environment. Revenue is recognized in the period earned, generally through a monthly fee. Revenue from implementation services in a hosted environment is recognized ratably over the term of the agreement.

Services on long-term software development and consulting contracts are provided under both a time-and-materials basis and a fixed fee basis. Revenues with respect to time-and-materials contracts are recognized as services are performed. Revenues from services provided under fixed fee contracts are recognized using the percentage-of-completion method of accounting, based on costs incurred to date in comparison to total cost projected at completion. A contract is considered substantially complete when the product has been delivered and performance specifications have been substantially met. Losses, if any, on long-term contracts are recognized when the current estimate of total contract costs indicates a loss on a contract is probable.

As a result of contractual billing terms, at December 31, 2004 we had recorded accounts receivable of approximately $28 million, that had not been billed to customers and deferred revenues of approximately $20 million, related to advance payments from customers. Substantially all of these deferred revenues were classified as current liabilities as of December 31, 2004.

Derivatives – We recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a derivative designated as a hedge is immediately recognized in earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

Advertising Costs – Advertising costs are generally expensed as incurred. Advertising costs expensed in 2004, 2003 and 2002 totaled approximately $146 million, $138 million and $109 million, respectively.

Customer Incentives – Certain service contracts with significant subscribers contain booking productivity clauses and other provisions that allow subscribers to receive cash payments and/or various amounts of additional equipment and other services from us at no cost. We establish liabilities for these commitments and recognize the related expense as the subscribers earn incentives based on the applicable contractual terms. Accrued incentives liabilities at December 31, 2004 were approximately $84 million. Periodically, we make cash payments to subscribers at inception or modification of a service contract which are deferred and amortized over the expected life of the service contract, generally three years. At December 31, 2004, we had $42 million in deferred charges related to such contracts. The service contracts are priced so that the additional airline and other booking fees generated over the life of the contract will exceed the cost of the incentives provided.

Income Taxes – The provision for income taxes has been computed using the liability method. For periods prior to the acquisition of the minority interest in Travelocity.com Inc. in April 2002 (Note 4), the provision for income taxes was computed as if we and Travelocity.com Inc. were separate taxpayers. Under the liability method, deferred income tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the tax rates and laws in effect at the time of such determination. The measurement of deferred tax assets is adjusted by a valuation allowance, if necessary, to recognize the extent to which, based on available evidence, the future tax benefits more likely than not will not be realized.

The calculation of our tax liabilities involves significant judgment and evaluation of uncertainties in the interpretation of complex tax regulations. As a result, we have established reserves for taxes and associated interest that may become payable in future years as a result of audits by tax authorities. Tax reserves are reviewed regularly pursuant to Statement of Financial Accounting Standard No. 5, Accounting for Contingencies. Tax reserves are adjusted as events occur that affect our potential liability for additional taxes and associated interest, such as the expiration of statutes of limitations, conclusion of tax audits, identification of additional exposure based on current calculations, identification of new issues, or the issuance of statutory or administrative guidance or rendering of a court decision affecting a particular issue. Accordingly, we may experience significant changes in our tax reserves in the future if or when such events occur.

The results of operations of our consolidated subsidiaries are included in our federal income tax return (except for Travelocity.com Inc.’s results of operations for periods prior to April 8, 2002). Through the date of purchase of the minority interest, Travelocity.com Inc. filed a separate federal income tax return. We included our proportionate share of the results of operations of the Travelocity partnership in our federal income tax return during periods prior to April 2002. Subsequent to the acquisition of the Travelocity.com minority interest, the results of operations of Travelocity.com have been included in our consolidated federal income tax return (Note 10).

Computer Software Developed or Purchased for Internal Use – Costs related to applications, infrastructure and graphics development for the Sabre system and our websites, are capitalizable under Statement of Position 98-1, Accounting for Computer Software Developed or Obtained for Internal Use (“SOP 98-1”) and are included in property and equipment in the accompanying balance sheets. Capitalizable costs consist of (a) certain external direct costs of materials and services incurred in developing or obtaining internal-use computer software and (b) payroll and payroll-related costs for employees who are directly associated with and who devote time to the project. Research and development costs incurred during the preliminary project stage or costs incurred for data conversion activities and training, maintenance and general and administrative or overhead costs are expensed as incurred. Costs that cannot be separated between maintenance of, and relatively minor upgrades and enhancements to, internal-use software are also expensed as incurred.

We amortize computer software using the straight-line method over the estimated useful life of the software, approximately three to seven years. At December 31, 2004, unamortized computer software costs approximated $120 million.

Capitalized Software Development Costs – All costs incurred in the development of software which is licensed to third parties that have the option to take possession of the software are classified as research and development costs and are expensed as incurred until technological feasibility has been established. Once technological feasibility has been established, such costs are capitalized until the product is ready for service. We define technological feasibility in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“SFAS 86”). Technological feasibility is achieved upon completion of all planning, designing, coding and testing activities that are necessary to establish that a product can be produced according to its design specifications.

We amortize capitalized software development costs using the straight-line method over the estimated economic life of the software. At December 31, 2004, unamortized software development costs approximated $16 million.

Research and Development – Research and development costs incurred for both SOP 98-1 and FAS 86 software development approximated $32 million, $48 million and $40 million for 2004, 2003 and 2002, respectively.

Goodwill and Long-Lived Assets – Pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), we evaluate goodwill and indefinite lived intangible assets for impairment on an annual basis or if impairment indicators exist. For indefinite lived intangible assets, the evaluation requires a comparison of the estimated fair value of the asset to the carrying value of the asset. If the carrying value of an indefinite lived intangible asset exceeds its fair value, as generally estimated using a discounted future net cash flow projection, the carrying value of the asset is reduced to its fair value. For goodwill, the evaluation requires a comparison of the estimated fair value of the reporting unit to which the goodwill has been assigned to the sum of the carrying value of the assets and liabilities of that unit. If the sum of the carrying value of the assets and liabilities of a reporting unit exceeds the fair value of that reporting unit, the carrying value of the reporting unit is reduced to its fair value through an adjustment to the goodwill balance, resulting in an impairment charge. We evaluate four reporting units under SFAS 142, which include Sabre Travel Network, Travelocity, Sabre Airline Solutions and Emerging Businesses. Our Emerging Businesses reporting unit is included with Sabre Travel Network for segment reporting purposes.

The fair values used in our SFAS 142 evaluation are estimated based upon discounted future cash flow projections. These cash flow projections are based upon a number of assumptions, including risk-adjusted discount rates, future booking and transaction volume levels, future price levels, rates of growth in our consumer and corporate direct booking businesses and rates of increase in operating expenses. We believe that the assumptions we have made in projecting future cash flows for the evaluations described above are reasonable. However, if future actual results do not meet our expectations, we may be required to record an impairment charge, the amount of which could be material to our results of operations.

Intangible assets subject to amortization are evaluated for impairment pursuant to Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), which requires impairment testing whenever events or changes in circumstances indicate that the carrying amount of an amortizable intangible asset may not be recoverable. If impairment indicators exist for an amortizable intangible asset, the undiscounted future cash flows associated with the expected service potential of the asset are compared to the carrying value of the asset. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible asset, no impairment charge is recorded. If our projection of undiscounted cash flows is less than the carrying value of the intangible asset, an impairment charge is recorded to reduce the intangible asset to its fair value.

Amortization expense relating to intangible assets subject to amortization totaled $47 million, $56 million and $53 million during the years ended December 31, 2004, 2003 and 2002, respectively. Included in these amounts are an impairment charge of $3 million recorded in 2004 for technology-related assets, $9 million recorded in 2003 related to the termination of a supplier agreement and $3 million recorded in 2002 associated with a customer contract. No other significant impairments of our goodwill or intangible assets have been recorded.

At December 31, 2004, our intangible assets were comprised of the following (in thousands):

	December 31, 2004
	Weighted-	Gross
	Average	Carrying
	Useful	Amount,	Accumulated
	Lives	at Cost	Amortization
Not subject to amortization:
Goodwill		$993,481	$—
Tradenames, trademarks and domain names		30,608	—
		1,024,089	—
Subject to amortization:
Purchased technology	4 years	149,820	(134,874)
Acquired customer relationships and database	6 years	57,145	(27,270)
Non compete agreements	7 years	24,009	(19,581)
Acquired contracts, supplier and distributor agreements	3 years	30,967	(21,634)
		261,941	(203,359)
Total		$1,286,030	$(203,359)

Estimated amortization expense relating to intangible assets subject to amortization for each of the five succeeding years is as follows (in thousands):

2005	$19,986
2006	14,920
2007	11,940
2008	8,560
2009	2,196
Total	$57,602

Changes in the carrying amount of goodwill during the twelve months ended December 31, 2004 are as follows (in thousands):

	Sabre Travel Network	Travelocity	Sabre Airline Solutions	Total
Balance at December 31, 2003	$315,160	$517,310	$40,241	$872,711
Goodwill acquired	31,247	71,587	10,814	113,648
Goodwill adjustments	4,977	450	1,695	7,122
Balance at December 31, 2004	$351,384	$589,347	$52,750	$993,481

The goodwill balance at December 31, 2004 includes $94 million of goodwill related to our investments in joint ventures. Goodwill resulting from joint ventures is included in investments in joint ventures in the accompanying balance sheet.

Concentration of Credit Risk – Our customers are primarily located in the United States, Canada, Europe, Latin America and Asia, and are concentrated in the travel industry. We generate a significant portion of our revenues and corresponding accounts receivable from services provided to the commercial air travel industry. As of December 31, 2004, approximately 68% of our trade accounts receivable were attributable to these customers. Our other accounts receivable are generally due from other participants in the travel and transportation industry. Approximately 8%, 9% and 11% of revenues in 2004, 2003 and 2002, respectively, were related to American Airlines, Inc. (“American”) and other subsidiaries of AMR Corporation (“AMR”). Each of our segments recognized revenues from transactions with American for 2004, 2003 and 2002. We generally do not require security or collateral from our customers as a condition of sale.

We regularly monitor the financial condition of the air transportation industry and have noted the financial difficulties faced by American and other air carriers. We believe the credit risk related to American’s and other carriers’ difficulties is mitigated somewhat by the fact that we collect a significant portion of the receivables from these carriers through the Airline Clearing House (“ACH”). We believe use of ACH mitigates our credit risk in cases of airline bankruptcies.

We maintained an allowance for losses of approximately $24 million at December 31, 2004, based upon the amount of accounts receivable expected to prove uncollectible. In 2004, we increased our allowance for losses by approximately $19 million due primarily to risk associated with specific customers. During 2004, approximately $10 million in specific customer write-offs were recorded against allowance for losses. We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g., bankruptcy filings, failure to pay amounts due to us or others), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past write-off history (average percentage of receivables written off historically) and the length of time the receivables are past due.

During 2002 and 2003 the commercial air travel industry in particular, and the travel and transportation industry in general, was adversely affected by a decline in travel resulting from a declining economy, the September 11, 2001 terrorist attacks, the possibility of terrorist attacks, hostilities and war, and the financial instability of many of the air carriers. We believe that we have appropriately considered the effects of these factors, as well as any other known customer liquidity issues, on the ability of our customers to pay amounts owed to us. However, if demand for commercial air travel softens, due to prevailing economic conditions, terrorist acts or other incidents involving commercial air transport, or other factors, the financial condition of our customers may be adversely impacted. If we begin, or estimate that we will begin, to experience higher than expected defaults on amounts due us, our estimates of the amounts which we will ultimately collect could be reduced by a material amount.

Earnings Per Share – Basic earnings per share excludes any dilutive effect of options, warrants and other stock-based awards. The number of shares used in the diluted earnings per share calculations includes the dilutive effect of stock options and restricted shares.

The following table reconciles weighted-average shares used in computing basic and diluted earnings per common share (in thousands):

	Year Ended December 31,
	2004	2003	2002
Denominator for basic earnings per common share – weighted-average shares	136,326	142,321	140,337
Dilutive effect of stock awards and options	1,605	1,086	2,222

Denominator for diluted earnings per common share – adjusted weighted-average shares	137,931	143,407	142,559

Options to purchase approximately 16,110,965, 16,003,814 and 8,006,933 weighted-average shares of common stock were outstanding during 2004, 2003 and 2002, respectively, but were excluded from the computation of diluted earnings per share because the effect would be antidilutive. The number of antidilutive options excluded for 2004 and 2003 includes approximately 3,400,000 options that were granted to a third party in 1998 and expire in 2013. For 2002, these options were dilutive and included in the calculation of the denominator for diluted earnings per common share in the table above.

Stock Awards and Options – At December 31, 2004, we have seven stock-based compensation plans, which are described more fully in Note 12. We currently account for stock awards and options using the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations. Generally, no compensation expense is recognized for stock option grants if the exercise price is at or above the fair market value of the underlying stock on the date of grant. Compensation expense relating to other stock awards is recognized over the period during which the employee renders service to us necessary to earn the award. In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. We discuss the changes that will occur to our accounting for stock awards and options as a result of adopting SFAS 123R under the “Recent Accounting Pronouncements” caption below.

In accordance with Financial Accounting Standard Board’s Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation (“FIN 44”), an interpretation of APB 25, we record deferred compensation related to unvested employee stock options issued in connection with our acquisitions (Note 4). At December 31, 2004, unamortized deferred stock compensation relating to acquisitions that we have made totalled approximately $1 million, and is recorded as a reduction of additional paid-in capital.

The total charge for stock compensation expense recorded in accordance with APB 25 and included in wages, salaries and benefits expense was $11 million, $12 million and $31 million for 2004, 2003 and 2002, respectively. The stock compensation expense resulted from vested and unvested stock options assumed in connection with acquisitions and our grants of restricted stock.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), instead of APB 25’s intrinsic value method to account for stock-based employee compensation (in thousands, except for per share amounts):

	Year Ended December 31
	2004	2003	2002

Net earnings as reported	$190,419	$83,301	$214,144
Add stock compensation expense, net of income taxes determined under intrinsic value method	6,995	7,531	19,794
Less total stock-based employee compensation expense determined under fair value based method for all awards, net of income taxes	(31,094)	(48,063)	(41,928)

Pro forma net earnings	$166,320	$42,769	$192,010

Net earnings per common share, as reported:
Basic	$1.40	$.59	$1.53

Diluted	$1.38	$.58	$1.50

Net earnings per common share, pro forma:
Basic	$1.22	$.30	$1.37

Diluted	$1.21	$.30	$1.35

The above pro forma information regarding net income and earnings per share has been determined as if we had accounted for employee stock options and stock-based awards under the fair value method set forth in SFAS 123. The fair value for the stock options granted by us to employees was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31
	2004	2003	2002

Average risk-free interest rate	3.3%	2.8%	4.3%
Expected life (in years)	4.5	4.5	4.5
Dividend yield	1.3%	0.1%	0.0%
Volatility	51.6%	53.6%	53.3%
Fair value	$9.81	$8.60	$18.02

Comprehensive Income – Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. During 2004 amounts included in comprehensive income other than net income were approximately a $1 million loss, primarily consisting of a minimum pension liability adjustment (Note 9) and unrealized gains on investments, foreign currency forward contracts and foreign currency translations.

At December 31, 2004, the components of accumulated other comprehensive income (loss) were as follows (in thousands):

		Unrealized		Unrealized	Total
		Gains	Unrealized	Foreign	Accumulative
	Minimum	On Foreign	Gains/	Currency	Other
	Pension	Currency	(Losses)	Translation	Comprehensive
	Liability	Forward	on	Gains/	Income
	Adjustment	Contracts	Investments	(Losses)	(Losses)
Balance at December 31, 2003	$(22,861)	$6,413	$1,326	$7,007	$(8,115)
2004 other comprehensive income, net of income taxes	(8,330)	519	(1,422)	7,922	(1,311)
Balance at December 31, 2004	$(31,191)	$6,932	$(96)	$14,929	$(9,426)

The 2004 minimum pension liability adjustments are net of deferred tax effects of approximately $5 million. The income tax effects allocated to all other components of other comprehensive income during the year ended December 31, 2004 were not significant. Unrealized gains from foreign currency forward contracts that were reclassified from other comprehensive income to net income during the years ended December 31, 2004, 2003 and 2002 were $11 million, $12 million and $4 million, respectively. Reclassifications from other comprehensive income to net income for all other components of other comprehensive income for the years ended December 31, 2004, 2003 and 2002 were not significant.

Financial Instruments – The carrying value of our financial instruments including cash, marketable securities, accounts receivable and short and long-term debt instruments approximate their respective fair values at December 31, 2004. Our derivative instruments (Note 6) are carried at their estimated fair values at December 31, 2004.

Treasury Stock – We account for the purchase of treasury stock at cost. Upon reissuance of shares of treasury stock, we record any difference between the weighted-average cost of such shares and any proceeds received as an adjustment to additional paid-in capital.

Recent Accounting Pronouncements – Effective January 1, 2003, we adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”). This statement nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. The adoption of this standard did not have a significant effect on our financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (“FIN 46”). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (“VIEs”) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

We do not have an interest in any entity that is required to be consolidated pursuant to the provisions of FIN 46. We completed an initial evaluation of and continue to monitor our involvement in other entities, including joint ventures and other investments pursuant to the provisions of FIN 46, and have determined that none of these entities are required to be consolidated under FIN 46.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The standard requires companies that issue certain types of freestanding financial instruments to treat them as liabilities on their balance sheet, measured at fair value, even though the instruments have characteristics of equity. Generally this standard is effective for the interim period beginning July 1, 2003. Currently, we do not have any financial instruments that are impacted by the new standard.

In December 2003, the Staff of the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 104 (“SAB 104”), Revenue Recognition, which supersedes Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (“SAB 101”). SAB 104’s primary purpose is to rescind the accounting guidance contained in SAB 101 related to multiple-element revenue arrangements that was superseded as a result of the issuance of EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.  Additionally, SAB 104 rescinds the SEC’s related Revenue Recognition in Financial Statements Frequently Asked Questions and Answers issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104, which was effective upon issuance. The adoption of SAB 104 did not have a material effect on our financial position or results of operations.

Effective July 1, 2004, we adopted Financial Accounting Standard Board Staff Position (“FSP”) No. 106-2 Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“Act”). This FSP provided guidance on the accounting for the effects of the Act for employers that sponsor postretirement health care plans that provide prescription drug benefits, and requires employers to provide certain disclosures regarding the effect of the federal subsidy provided by the Act (Note 9).

On December 16, 2004, the FASB issued SFAS 123R, Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123R is similar to the approach described in Statement 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS 123R must be adopted no later than July 1, 2005. We expect to adopt SFAS 123R on July 1, 2005 and we intend to use the modified prospective method. We currently account for share-based payments using APB 25’s intrinsic value method whereby we generally recognize no compensation expense for employee stock options. Accordingly, the adoption of SFAS 123R will have a significant impact on our results of operations, although it will have no impact on our overall financial position. SFAS 123R also requires that the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow, as required under the current guidance. The impact of the adoption of SFAS 123R cannot be predicted at this time as it will depend on levels of share-based payments granted in the future.

In December 2004, the FASB issued Statement of Financial Accounting No. 153, Exchanges of Nonmonetary Assets. The statement amends Accounting Principles Board (“APB”) Opinion No. 29, Accounting for Nonmonetary Transactions by replacing the exception from fair value measurement for nonmonetary exchanges of similar productive assets with a general exception for exchanges of nonmonetary assets that do not have a commercial substance. We anticipate that adoption of this statement will not have a significant effect on our financial position or results of operations.

3.             Marketable Securities

Marketable securities consist of (in thousands):

December 31,
2004
Corporate notes	603,157
U.S. and foreign government agency and treasury notes	78,831
Overnight investments and time deposits	62,539
Mortgages	41,788
Asset-backed securities	1,038
Total	$787,353

The following table summarizes marketable securities by contractual maturity (in thousands):

December 31,
2004
Due in one year or less	$461,674
Due after one year through three years	1,038
Due after three years	324,641
Total	$787,353

Marketable securities, all of which are classified as available-for-sale, are stated at fair value based on market quotes. Net unrealized gains and losses, net of deferred taxes, have not been significant and are recorded as a component of other comprehensive income.

We expect that the majority of marketable securities will be sold within one year, regardless of maturity date. We primarily invest in high credit quality debt instruments with an active resale market and money market funds to ensure liquidity and the ability to readily convert these investments into cash to fund current operations, or satisfy other cash requirements as needed. Accordingly, we have classified all marketable securities as current assets in the accompanying balance sheets.

4.             Mergers and Acquisitions

2004 Mergers and Acquisitions

During 2004, we completed the following acquisitions, each of which was accounted for using the purchase method of accounting for business combinations. The results of operations of the acquired entities have been included in our consolidated statements of income from the date of acquisition.

Acquisition of RM Rocade – On August 16, 2004, we completed the acquisition of Stockholm, Sweden-based RM Rocade AB and RM Rocade Assist AB (“RM Rocade”) for approximately $15 million in cash. The acquisition of RM Rocade expands the ability of our Sabre Airline Solutions business segment to provide software solutions to international small, medium-size and low cost carriers. The results of operations of RM Rocade have been included in our consolidated statements of income and the results of operations of our Sabre Airline Solutions segment from the date of acquisition. Assets acquired and liabilities assumed have been recorded at their estimated fair values and the $11 million excess of cost over the estimated fair value of the net assets has been recorded as goodwill. The acquired goodwill is not deductible for tax purposes. The fair values were determined by management based on a valuation of the net assets acquired, including intangible assets of $3 million. Intangible assets subject to amortization are being amortized over a weighted average of 3 years and relate primarily to technology and customer relationships.

Acquisition of All State Tours, Inc. – On August 30, 2004 we completed the acquisition of All State Tours, Inc. (“Allstate Ticketing”), a leading distributor of show tickets and tours in Las Vegas, for approximately $25 million in cash. The acquisition of Allstate Ticketing enhances the ability of our

Travelocity business segment to sell show tickets, attraction passes and other travel extras for this popular destination. The results of operations of Allstate Ticketing have been included in our consolidated statements of income and the results of operations of our Travelocity segment from the date of acquisition. Assets acquired and liabilities assumed have been recorded at their estimated fair values and the $15 million excess of cost over the estimated fair value of the net assets has been recorded as goodwill. The acquired goodwill is deductible for tax purposes. The fair values were determined by management based on a valuation of the net assets acquired including an independent valuation of the intangible assets acquired of $10 million. Intangible assets subject to amortization are being amortized over a weighted average of 5 years and relate primarily to customer relationships and technology.

Acquisition of TEU – On October 4, 2004, we completed the acquisition of certain entities in the United Kingdom, Sweden, Denmark, Norway and France, which were previously owned jointly by the Travelocity Europe joint venture. We purchased the 50% of these entities that we did not indirectly already own from the Otto Group’s Otto Freizeit and Touristik GmbH for approximately $33 million (26.6 million Euros) in cash. The remaining 50% of these entities that we did already own indirectly through the Travelocity Europe joint venture was distributed to us by the joint venture so that we now directly own 100% of these entities. The entities acquired include Travelocity.co.uk in the United Kingdom, Resfeber.se and Box Office in Sweden, Rejsefeber.dk and Arte Udland in Denmark, Reisefeber.no and Ticket Service in Norway and Usit Connections SAS, Boomerang SAS and Travelocity SAS in France. Travelocity and The Otto Group will continue their joint (50/50) ownership of the German operations of Travelocity Europe, which include Travelchannel.de, Travelocity.de, Travel Overland and Flug.de. Our decision to take full ownership of Travelocity Europe outside of Germany will enable us to invest more heavily and efficiently in the products, technology and marketing necessary to grow in this key region. The results of operations of the acquired entities are included in our consolidated statements of income and the results of operations of our Travelocity segment from the date of acquisition. Because we previously owned 50% of these entities (accounted for using the equity method), the acquisition was accounted for as a step-acquisition. The purchase price was allocated based on 50% of the estimated fair value of the net assets acquired, including intangible assets acquired. After adding our original 50% cost basis in the entities to the 50% of the fair value of the assets acquired, our total investment in Travelocity Europe is $55 million, including $52 million of goodwill. The acquired goodwill is deductible for tax purposes. The fair values of the net assets acquired were determined by management based on an independent valuation of the intangible assets acquired. Intangible assets subject to amortization are being amortized over a weighted average period of 5 years and relate primarily to supplier relationships. The following table summarizes the allocation of the purchase price and the amounts allocated to goodwill (in thousands):

Net liabilities assumed	$(3,145)
Contracts (5 year useful life)	3,970
Tradenames	2,206
Goodwill	52,058
Total	$55,089

Gulf Air Joint Venture – On December 31, 2004, we entered into a joint venture with Gulf Air, a leading airline carrier in the Middle East, for which we will pay $31 million throughout 2005. The joint venture, Sabre Travel Network Middle East, is owned 60% by Sabre Travel Network and 40% by Gulf Air and will further extend our travel network products and services into the Middle East region. The joint venture will provide technology services, bookable travel products and distribution services for travel agencies, corporations and travel suppliers in the region. In addition, Sabre Airline Solutions entered into a five-year revised contract with Gulf Air to provide the SabreSonic suite of products for passenger management, as well as additional operational software and consulting services. The determination of the fair values of the assets of the joint venture entity has not been finalized and as a result, we initially recorded the $31 million of consideration primarily as goodwill. We expect that the final allocation will consist primarily of goodwill and amortizable intangible assets. The goodwill resulting from this transaction is not deductible for tax purposes.

Pro Forma Statement of Operations Data for Mergers and Acquisitions During 2004

Pro forma information related to the mergers and acquisitions during 2004 has not been presented, as the effect of these acquisitions was not material to our historical results of operations.

5.             Significant Transactions and Events

Economic Conditions – On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope involving the hijacking and destruction of multiple passenger aircraft operated by commercial air carriers. After those attacks, all of our business segments were adversely affected by the state of the United States economy, by the possibility of terrorist attacks, government hostilities and military action, by travelers’ fear of exposure to contagious diseases such as SARS, by the financial instability of many air carriers, by delays resulting from added security measures at airports and from channel shift. Our revenues and results of operations for the years ended December 31, 2002 and 2003 continued to be negatively affected by this reduction in travel. Our total global bookings for 2002 were down 7.8% and total bookings for 2002 in the United States were down approximately 11.9% compared with 2001, while our total global bookings for 2003 were down 7.9% and total bookings for 2003 in the United States were down approximately 10.8% from 2002. During 2004, our company and the travel industry has experienced gradual recovery from these events and total global bookings increased 6.9% compared to 2003, while total bookings for 2004 in the United States increased 5.0% compared to 2003.

If similar events were to occur in the future, the resulting decrease in travel bookings volumes could have an adverse impact on our financial performance, operations, liquidity, or capital resources and could impair our ability to recover the carrying value of certain of our assets, including capitalized software, other intangible assets and goodwill.

Cost Reductions – As a result of decreased travel and booking volumes resulting from the September 11, 2001 terrorist attacks, we announced a workforce reduction in December 2001 and we made provisions to close some small leased office facilities in the United States and Canada. The total expense recorded for these actions was approximately $28 million, of which approximately $20 million was for severance payments and benefits continuation charges for affected employees and approximately $8 million related to costs resulting from the cancellation of office leases. Most of the severance payments were made during the first half of 2002. Liabilities related to the vacated facilities are being paid over the applicable lease terms. During 2002, it was determined that certain office spaces would not be vacated and that other office spaces were vacated later than initially planned. Accordingly, we adjusted the facilities accrual by approximately $4 million. In addition, in the fourth quarter of 2002, it was determined that fewer employees were affected by the 2001 workforce reduction than initially planned, and as a result, we reduced the severance accrual by approximately $2 million.

Due to continued low travel and booking volumes as a result of a weakening economy, we further reduced our workforce in December 2002 and approximately $16 million of expense was recorded for this reduction. An insignificant liability associated with this reduction remains outstanding as of December 31, 2004.

In the fourth quarter of 2003, in an effort to further reduce our operating expenses and better align expenses with revenue targets for 2004 and future years, we reduced our workforce by approximately 8.6% and recorded a charge for severance, salaries and benefits of approximately $18 million. This $18 million charge included $7 million at the corporate level, $6 million for Sabre Travel Network, $3 million for Travelocity and approximately $2 million for Sabre Airline Solutions. The remaining liability for this charge as of December 31, 2004 was approximately $1 million.

In the fourth quarter of 2003, we also consolidated our operations and closed additional facilities in the United States. These actions resulted in a charge of approximately $17 million, consisting of write-offs of leasehold improvements and other facility-related assets, and lease termination costs. The $17 million charge included $13 million at the corporate level. $4 million for Travelocity and immaterial charges for both Sabre Travel Network and Sabre Airline Solutions. Of the $13 million recorded at the corporate level, approximately $6 million represented assets written off due to the facilities consolidation and approximately $2 million and $4 million was paid during 2004 and 2003, respectively, leaving a remaining liability of approximately $1 million as of December 31, 2004. This liability consists primarily of lease payments for vacated facilities, which will be paid over the applicable lease terms. All of the amounts recorded to Travelocity, Sabre Travel Network and Sabre Airline Solutions represented assets written off due to the facilities consolidation and no liability remains for these segments as of December 31, 2004.

We have also incurred approximately $4 million during 2004 for a workforce reduction of which approximately $3 million remains outstanding as of December 31, 2004.

The following table summarizes the severance and related costs and the facilities and related costs related to exit activities in 2002, 2003 and 2004, as well as the liabilities included in the balance sheets at December 31, 2004 (in thousands).

	2001	2002			2004
	Restructuring	Restructuring	2003		Restructuring
	Plan	Plan	Restructuring Plan		Plan
		Severance	Severance		Severance
	Facilities	and	and	Facilities	and
	Relating	Benefits	Benefits	Related	Benefits	Total
Remaining liability at December 31, 2003	$974	$609	$7,332	$3,290	$—	$12,205
Estimated cost of 2004 workforce reduction	—	—	—	—	4,411	4,411
Amounts paid in 2004	(808)	(473)	(6,412)	(1,929)	(1,368)	(10,990)
Remaining liability at December 31, 2004	$166	$136	$920	$1,361	$3,043	$5,626

The costs in the table above are included in the statements of income as cost of revenues or selling, general and administrative expense depending on the classification of the related employee or assets, or the primary use of the facility, as applicable.

Sale of Former Corporate Headquarters Office Facility – On January 31, 2002, we sold our former headquarters office facility in Fort Worth, Texas to a third party. We received proceeds of approximately $80 million in cash and recognized a pre-tax gain of approximately $18 million as a result of the sale, which is included in other income.

Contract Settlements – In the first quarter of 2003 we recognized revenue of approximately $36 million, representing settlements from two travel agency subscribers (who were affiliated with each other and were acquired by a competitor of ours) in exchange for allowing them to cancel their existing subscriber agreements.

Syndicated Lease Financing – We were previously affiliated with a special purpose entity (“SPE”), as part of a syndicated lease arrangement that was terminated in June 2003. This SPE qualified for off-balance sheet treatment. In 1999, we arranged a syndicated lease financing facility of approximately $310 million through this entity to purchase land and an existing office building and to construct a new corporate headquarters facility in Southlake, Texas, and a new data center in Tulsa, Oklahoma. The data center in Tulsa was sold during the third quarter of 2002. We accounted for the financing facility as an operating lease. As a result, neither the asset nor the related debt was recorded on our balance sheet.

The SPE leased the properties to us under a master lease agreement. At any time during the lease term, we had the option to purchase the properties or cause the properties to be sold. If the sell option was exercised, we guaranteed to the lessor that proceeds on a sale would be at least 84% of the original fair value of the leased facilities, and we were responsible for the first dollar loss on a decrease in the value of the property of up to 84% of the total funded value of the SPE, resulting in the $28 million payment discussed below.

As a result of terminating the syndicated lease and entering into the capital lease arrangement in June 2003 described in Note 8, the properties were sold by the SPE to the capital lease lessor, we paid approximately $28 million pursuant to the residual value guarantee under the syndicated lease and the SPE was terminated. This payment is recorded in other, net in the accompanying consolidated statement of income for 2003.

Termination of Affiliation Agreement with Former Hotel Supplier – On August 29, 2003, Travelocity exercised its right, pursuant to its affiliation agreement with its former hotel supplier, to expand the distribution of our own merchant hotel offerings. As a result, we subsequently agreed with our former hotel supplier to terminate an existing affiliation agreement and settled all amounts outstanding between the parties. Due to the termination, we wrote-off an intangible asset associated with this contract of approximately $9 million. Additionally, we recognized revenue of approximately $8 million related to warrants received from the former hotel supplier pursuant to this agreement (Note 6) that had previously been deferred and was being recognized over the term of the agreement.

DCA 3-Year Pricing Option – In October 2002 we announced a new Direct Connect Availability (“DCA”) 3-Year Pricing Option to airlines. Airlines selecting this option under their Sabre GDS participating carrier agreements receive a discount of approximately 12.5% from the applicable 2003 DCA rates, and are locked into that booking fee rate for three years. As a consequence, we will not be able to raise the booking fee rate on those bookings during that three-year period. As of the date of this report, more than 30 airlines, including American, Delta Airlines, Inc., Northwest Airlines Corporation, Continental Airlines, Inc., United Air Lines, Inc., US Airways, Inc., British Airways and Alitalia have elected to participate in the DCA 3-Year Pricing Option. As of February 2, 2004, we are no longer marketing the DCA 3-Year Pricing Option to carriers. Through the DCA 3-Year Pricing Option, participating airlines agree to commit to the highest level of participation in the Sabre system (DCA level) for three years. Participating airlines provide all Sabre GDS users with broad access to schedules, seat availability and published fares, including Web fares and other promotional fares but excluding certain fares such as “opaque” fares (where the airline’s identity is not disclosed until after the sale) and private discounts. Participating airlines also furnish generally the same customer perquisites and amenities to passengers booked through the Sabre GDS as those afforded through other GDS’s and websites. As a consequence, we believe that the participation of carriers in the program may help slow the present shift of bookings away from the Sabre GDS to supplier-controlled outlets.

Legal Proceedings – We are party to two lawsuits (which as described below have now been consolidated in federal court in Fort Worth, Texas) against Northwest Airlines, Inc. (“Northwest”) related to Northwest’s August 24, 2004 announcement and implementation on September 1, 2004 of a fare supplement for travel reservation bookings made through a GDS (including the Sabre GDS) by traditional travel agencies and some online travel sites (such as Travelocity). We notified Northwest that it was in breach of the parties’ Participating Carrier Distribution and Services Agreement (“PCA”), as amended by the DCA 3-Year Option Agreement. We also took commercial steps, which we believed were reasonable under the DCA 3-Year Option Agreement and PCA, in order to enforce both agreements.

The Company sued Northwest on August 24, 2004 in Sabre Inc. v. Northwest Airlines, Inc., Civil Action 4-04-CV-612-Y in the Fort Worth Division of the United States District Court for the Northern District of Texas (hereinafter the “Fort Worth Action”). We allege that Northwest breached the PCA, as amended by the DCA 3-Year Option Agreement. Among other things, the DCA 3-Year Option Agreement requires that Northwest provide us with fares and other content for the Sabre GDS that Northwest makes available through other channels of ticket distribution. We believe that Northwest breached the DCA 3-Year Option Agreement by imposing a charge on tickets booked on the Sabre GDS but not on other channels of ticket distribution. We seek monetary damages, attorneys fees, and to compel Northwest to adhere to the terms of their agreements.

On August 25, 2004, Northwest sued Sabre Holdings Corporation, Sabre Inc. and Sabre Travel International Ltd. in a separate action styled Northwest Airlines Corporation v. Sabre Inc. et al., Cause No. 04-CV-03889 in Minneapolis federal court (hereinafter the “Minneapolis Action”). The

Minneapolis Action related to the same factual events described above. In its complaint filed on August 25, 2004, Northwest asserted that we breached our PCA with Northwest by our commercial actions in response to Northwest’s August 24, 2004 breach of the PCA. On September 27, 2004, Northwest filed an amended complaint in the same cause number adding allegations that we had violated Section 2 of the Sherman Act, claiming that we had monopoly power, and also asserting claims against us for alleged interference with prospective contractual relations, deceptive trade practices, fraud, false advertising under the federal Lanham Act, and for a declaratory judgment that Sabre, and not Northwest, is in breach of the PCA. Northwest alleges that it has suffered unspecified damages. Northwest seeks treble damages under the antitrust laws, attorneys fees, to have the court declare that we breached the parties’ agreement and violated federal and state statutes, and to enjoin us from certain conduct.

On November 9, 2004, the Court in the Fort Worth Action rejected Northwest’s motion to transfer that case to the federal court in Minneapolis, following which Northwest agreed to have the Minneapolis Action transferred to Forth Worth. The two cases have now been consolidated before the Court in Fort Worth. On January 13, 2005, the Company filed a motion with the Court to dismiss Northwest’s antitrust claims and its claims under various Minnesota state statutes and tort law theories.

We are unable to estimate the amount of the loss, if any, that might arise from this litigation.

Equipment Sale and Leaseback – On November 30, 2004, we entered into a Master End User Agreement for Sun Products and Services (the “Agreement”) with Sun Microsystems, Inc. (“Sun Microsystems”) to assist with the consolidation of the Company’s existing midrange environment and to provide the Company with Enterprise System software and ongoing consulting services. The Agreement allows us to consolidate approximately 900 of our existing midrange platform servers onto a standardized midrange environment consisting of approximately 400 servers, resulting in significant savings from the optimization of our hardware capacity and leveraging of newer, more efficient technology infrastructure.

The term of the migration onto the consolidated hardware environment will consist of a five-month planning period, followed by a ten-month scheduled migration. As part of the migration, we sold our existing infrastructure assets to Sun Microsystems for approximately $2 million. These assets are being leased back to us over the term of the 15-month planning and migration periods described above. The assets that we sold had an original cost of approximately $25 million, accumulated depreciation of approximately $15 million, and a net book value of approximately $10 million. We received approximately $2 million in proceeds from this sale, and recorded an approximate $7 million book loss as a result of this transaction. We do not expect the loss resulting from this transaction to have any impact on our future cash expenditures.

6.             Derivatives

During 2004, 2003 and 2002, we were a party to certain derivative instruments, including foreign currency forwards related to anticipated foreign currency expenditures over the next twelve months, options related to certain foreign currency balances, warrants received in connection with an affiliation agreement and interest rate swaps entered into in connection with unsecured notes issued in 2001 and the capital lease entered into in June 2003.

We have designated the foreign currency forwards as cash flow hedges. As such, the effective portion of the gain or loss on the forwards is reported as a component of other comprehensive income and reclassified into earnings as a component of cost of revenues in the same period or periods during which the hedged transaction affects earnings. Effectiveness is measured by comparing the changes in the present value of the anticipated foreign currency denominated expenses, measured using forward rates, arising from the hedged forecasted expenses with the changes in the fair value of the forward contract using forward exchange rates. Any gain or loss on the forwards in excess of the cumulative change in the present value of the anticipated foreign currency denominated expenses, if any, is recognized in other income during the period of change. There was no hedging ineffectiveness recorded in earnings relating to the forwards during the years ended December 31, 2004, 2003 and 2002.

In December 2004, we purchased foreign currency denominated government bonds to act as a natural hedge of certain foreign currency operations. To protect these bond investments from foreign currency risk, we purchased put options on the currencies in which the government bonds are denominated. As of December 31, 2004, the bonds had a carrying value of approximately $28 million and the related put options had a value of less than $1 million.

On June 23, 2003, the former hotel supplier with which we had an affiliation agreement was acquired and warrants for the former hotel supplier were converted into warrants to purchase the common stock of the supplier’s acquirer at the same conversion rate. Relative to these warrants, during 2003 and 2002, we recognized revenue relating to amortization of the fair value of the warrants received at contract origination and modification totaling approximately $6 million and $9 million, respectively. We also vested in additional warrants based upon the achievement of certain performance metrics. During 2003 and 2002, we received additional warrants, based on achievement of these metrics, with a fair value of approximately $10 million and $9 million, respectively. Such amounts have been recognized as revenue in the periods the warrants were earned. During the year ended December 31, 2003, we completed cashless exercises of the warrants and received approximately 82,000 shares of the former hotel supplier’s common stock and approximately 206,000 shares of the acquirer’s common stock, which was disposed of for cash proceeds totaling approximately $12 million. During the year ended December 31, 2002 we completed cashless exercises of the former hotel supplier’s warrants and received 160,000 shares of common stock, which was disposed of for cash proceeds totaling approximately $9 million. No significant gain or loss was realized relating to the exercise of the warrants or disposals of the former hotel supplier’s common stock during 2003 and 2002. During 2002, we recorded a loss of approximately $0.5 million in other income relating to changes in the fair value of the warrants. At December 31, 2004 and 2003, we held no unexercised warrants.

In connection with our issuance in August 2001 of $400 million principal amount in unsecured senior notes (Note 7) with a fixed interest rate of 7.35% (“Notes”), we entered into two interest rate swaps. We had designated the swaps as fair value hedges of $100 million and $200 million principal amount, respectively, of the Notes. Because the critical terms of the Notes and the swaps matched, the swaps were considered a perfectly effective hedge against changes in the fair value of the Notes. On August 1, 2002, we terminated the swaps, resulting in a gain of approximately $17 million. The gain was recorded as an increase in the carrying value of the Notes and will be amortized as an offset to interest expense over the remaining term of the Notes that mature in entirety on August 1, 2011. Also, on August 1, 2002, we entered into two new interest rate swaps. Under the terms of the two new interest rate swaps, which have notional amounts of $100 million and $200 million, we will receive semiannual payments based on a fixed interest rate of 7.35% and will make semi-annual payments based on a six-month LIBOR plus 231 basis points. The reset dates on the swaps are February 1 and August 1 each year until maturity on August 1, 2011. We have designated the swaps as fair value hedges of $100 million and $200 million of the principal amount of the Notes. Because the critical terms of the Notes and the swaps matched, the swaps were considered a perfectly effective hedge against changes in the fair value of the Notes. Changes in the fair value of the swaps are recognized as a component of other income in each reporting period. Additionally, the carrying value of the Notes is adjusted by a like amount, with the adjustment recognized as a component of other income. As of December 31, 2004, we had recorded hedging assets and corresponding increases in the carrying values of the Notes of approximately $13 million.

In connection with the capital lease that we entered into in June 2003 (Note 8), we entered into a fixed-to-floating interest rate swap with a notional amount of $100 million. We have designated the swap as a fair value hedge on $100 million of the principal amount of the capital lease obligation. Under the terms of the swap, we will receive semi-annual payments based on a fixed interest rate of 5.37% and will make semi-annual payments based on six-month LIBOR plus 153 basis points. Changes in the fair value of this swap are recognized as a component of other income. Additionally, as long as the swap is determined to be an effective hedge of the capital lease obligation, the carrying value of the capital lease obligation is adjusted by a like amount, with the adjustment recognized as a component of other income. At December 31, 2004, the market value of this swap was a liability of approximately $5 million.

The estimated fair values of our derivatives as of December 31, 2004 are provided below (in thousands):

December 31, 2004
Foreign currency forwards and options	$11,825
Interest rate swaps	17,918
Total	$29,743

Derivative assets and liabilities are classified as current or long-term other assets and other liabilities, respectively, in the accompanying balance sheets, depending on the date of settlement of the related contract.

7.             Debt

Revolving Credit Agreement – On June 15, 2004, we replaced a $300 million revolving credit agreement that was set to expire on September 14, 2004, with a new $300 million, senior unsecured revolving credit agreement that expires June 15, 2009 (“Credit Facility”). Under certain conditions, we can request an additional $100 million under this new agreement. Interest on this agreement is variable, based on either the London Interbank Offered Rate (“LIBOR”) or the prime rate, at our discretion, and is sensitive to our credit rating. The LIBOR margin at the current credit rating is equal to 0.50%. We would also pay an additional 0.125% on all borrowings outstanding during any period in which we have utilized more than half of the total amount available under the agreement. As of December 31, 2004, there are no borrowings outstanding under this agreement. Under this agreement, we are subject to covenants that could, among other things, restrict our ability to incur additional debt and that limit our ability to pay dividends or repurchase our stock in excess of $150 million per fiscal year (unless, after giving effect to such dividends and/or repurchases, we have more than $400 million in cash and marketable securities domiciled in the United States). As of December 31, 2004, we are in compliance with all covenants under this agreement including the following financial covenants:

	Requirement	Level at December 31, 2004
Consolidated Leverage Ratio (Debt to EBITDA)	3 to 1 maximum	1.4 to 1
Consolidated Net Worth	$1.3 billion	$1.6 billion

Public Notes – On August 7, 2001, we issued $400 million in unsecured senior notes with a fixed interest rate of 7.35% (“Notes”) in an underwritten public offering, receiving net cash proceeds of approximately $397 million. The principal of the Notes matures in entirety on August 1, 2011. We are currently in compliance with all covenant requirements under this agreement. In conjunction with these Notes, we have entered into two interest rate swaps through 2011 for a total notional amount of $300 million, which pay us 7.35% and on which we will pay a variable rate based on a six-month LIBOR rate plus 231 basis points (Note 6). We used $79 million of the proceeds from the Public Notes to repay the borrowings under our previous revolving credit agreement. The remaining proceeds from the sale of the Notes were added to working capital.

8.             Commitments and Contingencies

Capital Lease Financing – To refinance the syndicated lease arrangement described in Note 5 above, Sabre Inc. entered into a ten-year master lease of our corporate headquarters facility in Southlake, Texas in June 2003. We have accounted for this master lease, which is guaranteed by Sabre Holdings Corporation, as a capital lease. At the inception of the lease, we recorded an asset of approximately $168 million, along with a liability of approximately $168 million, representing the present value of the minimum lease payments due under the lease and the residual value guarantee discussed below.

At any time during the lease term, we have the option to terminate the lease and purchase the properties for approximately $179 million, plus a make-whole amount, if applicable. We also have the option at any time up to one year prior to lease expiration to cause the properties to be sold. If the sell option is exercised, we have guaranteed that proceeds on a sale will be at least approximately $159 million, and we are responsible for the first dollar loss up to approximately $159 million due to a decrease in the value of the property below approximately $179 million. If the sales proceeds exceed approximately $179 million plus any sales-related expenses, we retain the excess. Under the lease agreement, we are subject to certain covenants. As of December 31, 2004, we are in compliance with all covenants under this agreement including the following financial covenant:

	Requirement	Level at December 31, 2004
Consolidated Net Worth	$1.0 billion	$1.6 billion

Minimum lease payments as of December 31, 2004 under the capital lease and a reconciliation to the balance sheet are as follows (in thousands):

Year Ending December 31,
2005	$9,607
2006	9,607
2007	9,607
2008	9,607
2009	9,607
2010 and thereafter	192,924
Total before interest	240,959
Amounts representing interest	(74,269)
Total obligations under capital lease	166,690
Less fair value of interest rate swap (Note 6)	(4,705)
Less current portion	(871)
Long-term capital lease obligation	$161,114

Yahoo! Agreement – During the second quarter of 2002, we entered into an agreement with Yahoo! whereby Travelocity will be the exclusive air, car and hotel booking engine on Yahoo! Travel. The agreement was effective July 1, 2002 and expires December 31, 2005. Under the terms of the agreement, we are obligated, pending adequate performance under the contract, for payments of $100 million to purchase certain levels of advertising, corporate services and enterprise solutions from Yahoo!, of which $30 million remains to be paid in 2005. The agreement also contains a productivity component, whereby Yahoo! is paid a percentage of the transactions services revenue generated through the Yahoo! network.

AOL Agreement – In 1999, we entered into an agreement with AOL that provided, among other things, that Travelocity would be the exclusive reservations engine for AOL’s Internet properties. We were initially obligated for payments of up to $200 million and we shared advertising revenues and commissions with AOL. On January 21, 2004, we revised the terms of and extended our agreement with America Online (“AOL”) through March 2006, with an optional year after that. Travelocity continues to be the exclusive reservations engine for AOL’s Internet properties under the revised agreement. Under the revised terms of the agreement, we benefit from more strategically aligned terms for placement within AOL’s brands. Further, we are obligated for a payment of up to $13 million for 2005. In February of 2005, AOL agreed to revise the contract terms to incorporate a formula by which the anticipated $13 million payment may be reduced if AOL does not achieve certain revenue targets under the agreement. The revised terms also allow AOL to continue and expand in the travel search arena through its sites and partners. The anticipated payment, along with the unamortized portion of fixed payments previously paid under the original contract, is being expensed on a straight-line basis over the remaining term of the agreement. For 2005, this expense will be approximately $23 million.

Future Minimum Payments Under Contractual Obligations – At December 31, 2004, future minimum payments required under the Notes, the capital lease for our corporate headquarters facility, operating lease agreements with terms in excess of one year for facilities, equipment and software licenses and other significant contractual cash obligations were as follows (in thousands):

		Payments Due by Year For the Years Ended December 31,
	Total	Less than one year	1–3 years	3–5 years	More than 5 years
Contractual Obligations
Notes payable(1)	$605,800	$29,400	$58,800	$58,800	$458,800
Capital lease obligations(2)	240,959	9,607	19,214	19,214	192,924
Operating lease obligations	86,588	25,627	33,269	13,061	14,631
IT outsourcing agreement(3)	183,507	75,967	107,540	—	—
AOL agreement	13,000	13,000	—	—	—
Yahoo! agreement	30,400	30,400	—	—	—
WNS agreement (Note 5)	151,541	17,000	44,796	58,942	30,803
Pension and other benefit obligations (Note 9)	165,397	12,004	25,811	37,167	90,415
Other long-term obligations(4)	116,478	66,180	29,146	2,458	18,694
Amounts receivable under non-cancelable subleases(5)	(40,179)	(6,272)	(12,455)	(12,294)	(9,158)
Total contractual cash obligations	$1,553,491	$272,913	$306,121	$177,348	$797,109

(1)   Includes all interest and principal related to $400 million unsecured Notes. Excludes the effect of interest rate swaps. See Note 7 of Consolidated Financial Statements.

(2)   Consists primarily of headquarters facility lease (discussed above in this footnote). Excludes the effect of interest rate swap.

(3)   Represents minimum amounts due to EDS under the terms of our Outsourcing Agreement.

(4)   Consists primarily of minimum payments due under various marketing agreements. Also, includes liabilities owed to a joint venture partner and related interest.

(5)   EDS subleases an office facility from us in Fort Worth, Texas, that will expire in 2011.

We believe available balances of cash and short-term investments, cash flows from operations and funds available under our revolving credit agreement, which we renewed in 2004 will be sufficient to meet our cash requirements for the foreseeable future. We continually evaluate opportunities to sell additional equity or debt securities, obtain credit facilities from lenders, or restructure our long-term debt for strategic reasons or to further strengthen our financial position. If market conditions warrant, we may engage in additional financing transactions. In addition, to the extent we consider additional acquisitions of or investments in complementary businesses, products, services and technologies, such additional activities might affect our liquidity requirements or cause us to issue additional equity or debt securities.

Rental expense was approximately $29 million, $30 million and $26 million for the years ended December 31, 2004, 2003 and 2002, respectively.

We have established a reserve for potential occupancy tax liability. The reserve represents our best estimate of our contingent liability for occupancy taxes. We are involved in certain disputes and other matters arising in the normal course of business. Additionally, we are subject to review and assessment by various taxing authorities. Although the ultimate resolution of these matters cannot be reasonably estimated at this time, we do not believe that they will have a material, adverse effect on our financial condition or results of operations.

We are also engaged from time to time in routine legal proceedings incidental to our business. We do not believe that any of these routine legal proceedings will have a material impact on the business or our financial condition.

9.             Employee Benefit Plans

We sponsor The Sabre Inc. 401(k) Savings Plan (“401(k) Plan”), which is a tax-qualified defined contribution plan that allows tax-deferred savings by eligible employees to provide funds for their retirement. We make a defined contribution on behalf of each participant in an amount equal to 2.75% of eligible compensation and a matching contribution equal to 50% of each pre-tax dollar contributed by the participant on the first 6% of eligible compensation. We have recorded expenses related to the 401(k) Plan of approximately $14 million, $15 million and $14 million in 2004, 2003 and 2002, respectively.

Additionally, we sponsor The Sabre Inc. Legacy Pension Plan (“LPP”), which is a tax-qualified defined benefit pension plan for employees meeting certain eligibility requirements. Participants who previously elected to continue accruing benefits for service under the LPP do not receive the automatic employer contributions or matching contributions under the 401(k) Plan. We also sponsor a defined benefit pension plan for certain employees in Canada.

Pursuant to a Travel Privileges Agreement with AMR (American Airlines), we are entitled to purchase personal travel for certain retirees. To pay for the provision of flight privileges for eligible retired employees, we make a lump sum payment to American in the year they retire. The cost of providing this privilege is accrued over the estimated service lives of the employees eligible for the privilege. This agreement will expire June 30, 2008.

We provide retiree life insurance benefits to certain employees who retired prior to January 1, 2001, and we subsidize a portion of the cost of retiree medical benefits for certain retirees and eligible employees hired prior to October 1, 2000. Effective July 1, 2004, we adopted Financial Accounting Standard Board Staff Position (“FSP”) No. 106-2 Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“Act”). This FSP provided guidance on the accounting for the effects of the Act for employers that sponsor postretirement health care plans that provide prescription drug benefits, and requires employers to provide certain disclosures regarding the effect of the federal subsidy provided by the Act. We reflected the impact of the subsidy as an unrecognized gain, which reduced our accumulated postretirement benefit obligation and periodic postretirement benefit cost by approximately $8 million and $1 million, respectively, for year ended December 31, 2004. In December 2004, we amended the retiree medical benefit plan, effective as of January 1, 2005, to cap our portion of medical costs for retirees and covered dependents at the level of our subsidy for 2004. The effect of this amendment was to reduce the accumulated postretirement benefit obligation as of December 31, 2004, by $58 million and the 2005 net periodic benefit cost by approximately $11 million.

The following tables provide a reconciliation of the changes in the plans’ benefit obligations, fair value of assets and the funded status as of December 31, 2004 (in thousands):

	Pension Benefits 2004	Other Benefits 2004
Change in benefit obligation:
Benefit obligation at January 1	$(318,785)	$(121,412)
Service cost	(5,556)	(2,924)
Interest cost	(20,476)	(7,051)
Participant contributions	—	(731)
Actuarial gains (losses), net	(27,990)	(4,452)
Plan Amendments	(1,282)	58,503
Settlements	1,020	—
Benefits paid	6,788	5,626
Benefit obligation at December 31	$(366,281)	$(72,441)

Change in plan assets:
Fair value of assets at January 1	$252,428	$—
Actual return on plan assets	25,089	—
Transfers	171	—
Settlements	(976)	—
Employer contributions	15,691	4,896
Participant contributions	—	731
Benefits paid	(6,788)	(5,627)
Fair value at December 31	$285,615	$—

Funded status:
Funded status at December 31	$(80,666)	$(72,441)
Unrecognized transition (asset) obligation	(157)	127
Unrecognized prior service cost	1,813	(56,506)
Unrecognized net losses	93,578	33,469
Prepaid (accrued) cost recognized	$14,568	$(95,351)

The cumulative amounts recognized in the consolidated balance sheet consist of:

	Pension Benefits 2004	Other Benefits 2004
Prepaid benefit cost	$23,666	$—
Accrued benefit liability	(59,186)	(95,351)
Accumulated other comprehensive income	50,088	—
Prepaid (accrued) cost recognized	$14,568	$(95,351)

The accumulated benefit obligation for all defined pension plans was $320 million at December 31, 2004.

The principal assumptions used in the measurement of our benefit obligations as of December 31, 2004 are as follows:

	Pension Benefits 2004	Other Benefits 2004
Weighted-average assumptions:
Discount rate	6.00%	6.00%
Rate of compensation increase	4.50%	—

The following table provides the components of net periodic benefit costs for the three years ended December 31, 2004 (in thousands):

	Pension Benefits			Other Benefits
	2004	2003	2002	2004	2003	2002
Components of total periodic benefit costs:
Service cost	$5,556	$6,153	$7,052	$2,924	$3,594	$3,213
Interest cost	20,476	20,251	19,219	7,051	6,990	5,670
Expected return on plan assets	(22,745)	(21,911)	(20,848)	—	—	—
Amortization of transition asset	(19)	(19)	(24)	18	18	18
Amortization of prior service cost	61	61	61	299	321	321
Amortization of net loss	3,458	2,130	332	1,770	1,801	206

Net periodic benefit cost	6,787	6,665	5,792	12,062	12,724	9,428
Settlement gain	339	503	—	—	—	—
Curtailment gains	—	—	—	126	—	—

Total periodic benefit cost	$7,126	$7,168	$5,792	$12,188	$12,724	$9,428

Expenses included in income related to pensions and other postretirement benefits totaled approximately $19 million, $20 million and $15 million in 2004, 2003 and 2002, respectively.

The principal assumptions used in the measurement of our net benefit costs for the three years ended December 31, 2004 are as follows:

	Pension Benefits			Other Benefits
	2004	2003	2002	2004	2003	2002
Weighted-average assumptions:
Discount rate	6.25%	6.75%	7.25%	6.25%	6.75%	7.25%
Expected return on plan assets	8.75%	9.00%	9.50%	—	—	—
Rate of compensation increase	4.50%	6.60%	6.60%	—	—	—

A 7.5% annual rate of increase in the per capita cost of covered retiree health care benefits was assumed for 2004. This rate was assumed to gradually decrease by 0.5% each year until it reaches an ultimate rate of 5.0%. A one-percentage point change in the assumed health care cost trend rates would have the following impact (in thousands):

	One percent increase	One percent decrease
Impact on 2004 service and interest cost	1,863	(1,459)
Impact on postretirement benefit obligation as of December 31, 2004	8	(48)

The following table provides the pension plans’ target asset allocation as of December 31, 2004 and the actual weighted-average asset allocations at December 31, 2004, by asset category:

Asset Category	Target 2004 Allocation	Asset Allocation at December 31, 2004
Equity securities	52%-58%	58%
Debt securities	42%-48%	42%
Total plan assets		100%

Defined benefit pension plan assets are invested in selected mutual funds and commingled pooled funds. Diversification is provided by using an asset allocation primarily between equity and debt securities in proportions expected to provide opportunities for reasonable long-term returns with acceptable levels of investment risk. The basis for the selected target asset allocation included consideration of the demographic profile of plan participants, expected future benefit obligations and payments, projected funded status of the plan and other factors.

The expected long-term rate of return on plan assets for each measurement date was selected after giving consideration to historical returns on plan assets, assessments of expected long-term inflation and market returns for each asset category and the target asset allocation strategy.

We are currently not required to make contributions to the defined benefit plans in 2005.

Based on our assumptions discussed above, we expect to make the following estimated future benefit payments under the plans as follows (in thousands):

	Pension	Other Benefits
2005	$8,064	$3,940
2006	10,100	4,177
2007	7,216	4,318
2008	9,097	11,731
2009	11,951	4,388
2010-2014	$66,361	$24,054

10.          Income Taxes

The provision (benefit) for income taxes is as follows (in thousands):

	Year Ended December 31,
	2004	2003	2002

Current portion:
Federal	$72,414	$29,216	$56,045
State and Local	4,301	1,547	2,072
Foreign	13,535	17,150	13,603
Total current	90,250	47,913	71,720
Deferred portion:
Federal	(9,548)	(5,119)	42,579
State	(14,060)	1,282	10,625
Total deferred	(23,608)	(3,837)	53,204
Total provision for income taxes	$66,642	$44,076	$124,924

The provision for income taxes differs from amounts computed at the statutory federal income tax rate as follows (in thousands):

	Year Ended December 31,
	2004	2003	2002

Income tax provision at statutory federal income tax rate	$89,971	$44,582	$118,674
State income taxes, net of federal tax benefit	2,387	1,839	8,253
Reversal of previously accrued tax	(23,438)	—	—
Other, net	(2,278)	(2,345)	(2,003)
Total provision for income taxes	$66,642	$44,076	$124,924

The expected cash payments for the current federal income tax expense reflected above for 2004, 2003 and 2002, respectively, were reduced by approximately $1 million, $1 million and $10 million as a result of the exercise of nonqualified employee stock options. The income tax benefit resulting from the exercise of these options has been credited to additional paid-in capital.

During 2004, we reversed previously accrued taxes of $18 million related primarily to our federal income tax treatment of lump-sum payments made to subscribers at the beginning of a contract term (“upfront subscriber incentive payments”). During the year, we changed our federal income tax treatment of such payments in accordance with recently issued Treasury regulations, and such change is effective for our 2003 tax year. By changing our federal income tax treatment of these payments to comply with the new regulations effective for our 2003 tax return, the manner in which we treated such payments in years before 2003 will be respected. In addition, during 2004, we reversed $5 million of previously accrued taxes due to the expiration of certain state income tax statutes of limitations.

The components of our deferred tax assets and liabilities were as follows (in thousands):

December 31, 2004
Deferred tax assets:
Accrued expenses	$61,377
Employee benefits other than pensions	36,046
Deferred revenue	1,263
Pension obligations	15,173
Net operating loss carryforwards	19,726
Deferred costs	40,298
Total deferred tax assets	173,883

Deferred tax liabilities:
Foreign operations	(6,099)
Depreciation and amortization	(24,269)
Amortization of computer software and intangible assets	(60,013)
Other	(50,198)
Total deferred tax liabilities	(140,579)

Net deferred tax asset	$33,304

Current deferred income tax asset	$23,349
Noncurrent deferred income tax asset	9,955
Net deferred tax asset	$33,304

As of December 31, 2004 the Company had net operating loss carryforwards (“NOLs”) of approximately $56 million that begin expiring in 2016. These NOLs resulted from prior business acquisitions and are subject to limitation on their ability to be utilized under Section 382 of the Internal Revenue Code. Such limitation is not expected to have a significant impact on the Company’s ability to utilize the NOLs and we believe, more likely than not, the Company will be able to utilize all of these NOLs. Accordingly, no valuation allowance has been established related to these NOL’s.

The American Jobs Creation Act of 2004 (“AJCA”) created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends-received deduction for certain dividends from our controlled foreign corporations. The deduction is subject to a number of limitations, and uncertainties remain as to how to interpret certain provisions in the AJCA. Therefore, we are not in a position to decide whether, and to what extent, foreign earnings that have not been remitted to the United States might be repatriated. Based on our analysis to date, however, we believe that the tax benefit provided under the AJCA will not have a material effect on our income tax provision. We expect to finalize our assessment of the opportunity presented by the AJCA as soon as further guidance is available, which could be as early as the first or second quarter of 2005.

In connection with our spin-off from AMR on March 15, 2000, we entered into an indemnity agreement with AMR (the “Agreement on Spin-off Taxes”) pursuant to which we will be responsible for Spin-off related taxes, in certain circumstances, if the Spin-off is deemed to be taxable as a result of certain factual representations and assumptions relating to us being inaccurate or as a result of our subsequent actions. The Internal Revenue Service (“IRS”) has issued a tax ruling to the effect that the Spin-off will be tax-free to us, AMR and AMR stockholders under Section 355 and certain other related Sections of the Internal Revenue Code of 1986, as amended (except to the extent that cash is received in lieu of fractional shares). Under the terms of the Agreement on Spin-off Taxes, we have also agreed to comply with certain restrictions on our future operations to assure that the Spin-off will be tax free, including restrictions with respect to a third party’s acquisition of shares of our stock and our issuance of stock. The restrictions with respect to a third party’s acquisition of shares of our stock are generally no longer applicable.

The entities comprising Sabre Holdings were included in the consolidated federal income tax return of AMR through March 15, 2000. We entered into a tax sharing agreement with AMR effective July 1, 1996 (the “Tax Sharing Agreement”) that provides for the allocation of tax liabilities between AMR and us during the tax periods we are included in the consolidated federal, state and local income tax returns filed by AMR. The Tax Sharing Agreement generally requires us to pay to AMR the amount of federal, state and local income taxes that we would have paid had we ceased to be a member of the AMR consolidated tax group. We are severally liable for the federal income tax of AMR and the other companies included in its consolidated return for all periods in which we are included in the AMR consolidated group. AMR has agreed, however, to indemnify us for any liability for taxes reported or required to be reported on a consolidated return arising from operations of subsidiaries of AMR other than us. Except for certain items specified in the Tax Sharing Agreement, AMR generally is entitled to any tax benefit carryforwards and remains obligated to pay all taxes attributable to periods before July 2, 1996. The Tax Sharing Agreement also grants us certain limited participation rights in any disputes with tax authorities arising with respect to periods during which we were part of the AMR consolidated group.

11.          Capital Stock

We paid no dividends on our common stock during 2002. We began paying a quarterly dividend of $.07 per share during the second quarter of 2003, and paid dividends of the same amount during the third and fourth quarters of 2003, resulting in total dividend payments of $30 million in 2003. On January 20, 2004 we announced an increased dividend of $.075 per share. We paid dividends of that same amount in each quarter during 2004 resulting in total dividend payments of approximately $41 million. On February 1, 2005, our Board of Directors approved an increased dividend of $.09 per share of common stock payable on February 28, 2005 to stockholders of record on February 11, 2005.

We have only Class A common stock outstanding. We are authorized by our certificate of incorporation to issue up to 250 million shares of Class A common stock and up to 20 million shares of Preferred Stock.

During 2004 we repurchased 9,891,312 shares of Class A common stock pursuant to authorizations by our Board of Directors. During the three months ended March 31, 2004, we repurchased 3,336,862 shares of our Common Stock for approximately $72 million, thereby completing the remaining authorization to repurchase shares under a program approved on October 20, 2003 of up to $100 million. On April 19, 2004 our Board of Directors approved another share repurchase program authorizing us to repurchase up to an additional $100 million of our Common Stock, which we completed during 2004. On October 25, 2004, our Board of Directors approved another share repurchase program authorizing us to repurchase up to an additional $100 million of our Common Stock. At December 31, 2004, we had remaining authorization to repurchase approximately $43 million of our common stock under this program.

On October 20, 2003 our Board of Directors authorized the purchase of shares of our common stock to satisfy our obligations to deliver shares under our Employee Stock Purchase Plan and our Long-Term Incentive Plan (the “Alternative Share Settlement Program”)

We expect that the timing, volume and price of the current and any future repurchases of our Common Stock will be made pursuant to trading plans that we intend as qualifying under Rule 10b5-1, unless such plans are terminated at the discretion of management.

12.          Options and Other Stock-Based Awards

The Amended and Restated 1996 Long-Term Incentive Plan – Under our Amended and Restated 1996 Long-Term Incentive Plan (the “ LTIP”), executives, non-employee directors, managers and other key employees may be granted restricted stock, deferred stock, stock options, stock appreciation rights, stock purchase rights, other stock-based awards and/or performance-related awards. Under the Amended Plan:

•      the total number of shares of Class A common stock reserved and available for distribution under the Plan is currently limited to an aggregate of 27,635,410;

•      the number of restricted shares available for grant is limited to an aggregate of 2,000,000 shares issued on or after May 14, 2002 and the number of deferred stock, performance shares, stock purchase rights and other stock-based awards is limited to an aggregate of 1,000,000 shares issued on or after May 14, 2002;

•      the number of stock options granted in replacement of a phantom award is limited to an aggregate of 50,000 shares;

•      the provisions of the LTIP provide flexibility with respect to the option price per share for stock option conversions associated with a merger or acquisition, but prohibit the repricing of stock options without stockholder approval;

•      upon a change of control of the company (as defined in the LTIP), any issued and outstanding stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights, performance shares or any other stock-based awards may continue in effect or be converted to equivalent equity awards of any successor company;

•      no more than 1,000,000 shares of stock may be granted to any employee in a one-year period.

The LTIP will terminate in May 2012. At December 31, 2004, approximately 14,000,000 shares remained available for future grants of stock-based awards under the LTIP.

Restricted Stock – Shares of restricted stock are awarded at no cost to employees. Restricted shares generally vest from one to five years following the date of grant. Dividends issued with respect to restricted shares may be paid in cash or treated as additional shares of Restricted Stock that are subject to the same restrictions and other terms and conditions that apply to the shares with respect to which such dividends are issued. During 2004, the dividends were paid in cash. During 2003, the dividends were treated as additional shares of Restricted Stock. Restricted Stock activity follows:

	Year Ended December 31,
	2004	2003	2002
Outstanding at January 1	731,421	342,219	447,246
Granted	753,500	654,878	25,000
Issued	(135,317)	(45,358)	(118,423)
Cancelled	(99,301)	(220,318)	(11,604)
Outstanding at December 31	1,250,303	731,421	342,219

The weighted-average grant date fair market values of Restricted Stock granted during 2004, 2003 and 2002 were $21.20, $18.37 and $44.79, respectively. The fair market values were calculated as the average of the high and low stock price on the grant date. We recognize stock compensation expense for these grants over the related vesting period.

Performance Shares – Performance shares have been issued in past years. We recognized stock compensation expense for these grants over the related performance periods, which was not significant during 2004, 2003 or 2002. The Performance shares vested over a three-year performance period and we settled in cash. There were no new shares granted under the performance share plan during 2004, 2003 or 2002.

Sabre Holdings Corporation Stock Option Plan – In 2000, we established the Sabre Holdings Corporation Stock Option Plan (the “2000 Plan”) to attract, retain and reward our employees, by offering stock incentives. Under the 2000 Plan, employees may be granted stock options or stock appreciation rights. The total number of shares of Class A common stock authorized for distribution under the 2000 Plan is 7,000,000 shares. At December 31, 2004 approximately 1,300,000 shares remained available for future grants.

GetThere Stock Incentive Plans – In conjunction with the acquisition of GetThere Inc. in 2000, we assumed their two stock incentive plans and converted all outstanding GetThere options to options in our Common Stock. These converted options remain under the original GetThere plans and are administered under the original terms and conditions. We do not plan to use the GetThere plans for future grants.

Travelocity Stock Incentive Plans – In 2002, in conjunction with the tender offer to acquire the portion of Travelocity.com we did not already own, we assumed the Travelocity.com plans and converted options in Travelocity.com to options in our Common Stock. We are recognizing stock compensation expense based on the intrinsic value of the awards converted at the date of acquisition over the remaining vesting periods (Note 4). These converted options remain under the original Travelocity plans and are administered under the original terms and conditions. In 2002, we terminated the plans so that no future grants could be issued.

Directors’ Stock Incentive Plan – Under the 1996 Director SIP, non-employee directors received awards of options. Shares were granted from the plan through 1998. As of December 31, 2004, 109,026 options had been granted to directors at a weighted-average exercise price of $25.20. As of December 31, 2004, 36,342 of those options have been exercised, and 72,684 are still outstanding. These amounts are also included in the stock options outstanding table below.

Beginning in 1999, stock options granted to non-employee directors were granted under the LTIP. In 2004, 2003 and 2002, 28,200, 27,600 and 56,000 options were granted to non-employee directors at weighted-average exercise prices of $23.92, $20.70 and $35.61, respectively. These amounts are also included in the stock options outstanding table below.

Stock Options Outstanding – All stock options are granted at the fair market value of Class A common stock on the date of grant, though the Board of Directors has the discretion to grant at or above fair market value. Stock options generally vest over one to five years and are not exercisable more than ten years after the date of grant. Stock option activity follows:

	Year Ended December 31,
	2004		2003		2002
	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Outstanding at January 1	15,155,332	$33.78	14,399,181	$37.06	9,693,103	$34.89
Granted	3,329,750	$21.04	3,290,234	$18.78	4,180,904	$36.84
Exercised	(540,634)	$18.80	(223,535)	$22.25	(1,332,330)	$38.64
Cancelled	(2,062,555)	$34.36	(2,310,548)	$34.78	(1,787,717)	$42.99
Converted Travelocity.com options	—		—		3,645,221	$40.67
Outstanding at December 31	15,881,893	$31.55	15,155,332	$33.78	14,399,181	$37.06

Exercisable options outstanding at December 31	10,021,689	$35.85	8,705,297	$37.03	5,094,143	$35.31

The following table summarizes information about the stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
		Average	Weighted-		Weighted-
		Remaining	Average		Average
Range of		Life	Exercise		Exercise
Exercise Prices	Shares	(Years)	Price	Shares	Price
$0.16 – $15.99	40,350	5.01	$6.99	36,117	$6.91
$16.00 – $25.99	6,502,443	8.04	$20.38	1,896,962	$20.70
$26.00 – $35.99	1,583,460	4.88	$31.52	1,502,043	$31.69
$36.00 – $48.99	6,406,047	6.40	$38.37	5,338,536	$38.36
$49.00 – $60.99	1,163,812	5.24	$50.02	1,062,732	$50.05
$61.00 – $105.06	185,781	4.95	$76.81	185,299	$76.85
Total	15,881,893	6.81	$31.55	10,021,689	$35.85

Stock appreciation rights (“SAR”) may be granted in conjunction with all or part of any stock option granted. All appreciation rights will terminate upon termination or exercise of the related option and will be exercisable only during the time that the related option is exercisable. If a SAR is exercised, the related stock option will be deemed to have been exercised. As of December 31, 2004, an insignificant number of stock appreciation rights were outstanding.

2003 Directors Deferred Compensation and Deferred Stock Unit Plan – Under the 2003 Directors Deferred Compensation and Deferred Stock Unit Plan, each director is granted 400 deferred stock units for each regularly scheduled board of directors meeting attended. Additionally, directors may defer their cash fees into stock equivalent units at their individual elections. Deferred stock units and stock equivalent units are fully vested and are expensed at the deferral date fair market value. The units are marked to the current fair market value through expense until the deferral period ends. Fair market value is determined based on our stock price on the last day of the period. At December 31, 2004, 62,232 deferred stock units and 71,617 stock equivalent units at a fair market value of $22.16 have been deferred.

Employee Stock Purchase Plan – We sponsor an Employee Stock Purchase Plan (the “ESPP”). Until December 31, 2004, the ESPP provided eligible employees the opportunity to purchase Class A common stock at a discount from the market price through automatic payroll deductions. The ESPP allowed participating employees to purchase stock on a semiannual basis at 85% of the lower of the market price of the stock at the beginning or the end of a six-month period. In addition, the ESPP allowed participating employees to purchase stock up to an aggregate maximum purchase price of 10% of the employee’s annual compensation, subject to certain limitations. We issued approximately 380,000, 480,000 and 251,000 shares of common stock in fiscal 2004, 2003 and 2002, respectively under the ESPP. On May 4, 2004, shareholders approved an authorization of an additional 2,000,000 shares of Class A common stock under the ESPP, bringing the total number of shares reserved under the plan to 4,000,000. At December 31, 2004, approximately 2,100,000 shares remained available for future issuance. Effective January 1, 2005, we amended the terms of the ESPP. The amended terms allow participating employees to purchase stock on a quarterly basis at 95% of the market price of the stock at the end of a three-month period. Employees may continue to purchase stock up to an aggregate maximum purchase price of 10% of the employee’s annual compensation, subject to certain limitations.

13.          Business Segments

We are a world leader in travel commerce, marketing travel products and providing distribution and technology solutions for the travel industry. We operate in multiple travel distribution channels: the travel agency channel, the consumer-direct channel and the corporate or business-direct channel. Through our Sabre global distribution system (the “Sabre system” or “Sabre GDS”) subscribers can access information about, and can book reservations for, among other things, airline trips, hotel stays, car rentals, cruises and tour packages. Our Sabre Travel Network business operates the Sabre GDS and markets and distributes travel-related products and services through the travel agency and corporate channels. We engage in consumer-direct and business-direct travel marketing and distribution through our Travelocity business. In addition, our Sabre Airline Solutions business is a leading provider of technology and services, including development and consulting services, to airlines and other travel providers.

During the fourth quarter of 2003, we realigned our GetThere business segment, which engaged in business direct travel services and had previously been operated as a separate business segment, within our other three segments. This realignment resulted in GetThere products, services and operations being integrated into the remaining three segments. Accordingly, GetThere is no longer reported as a separate segment. The segment information presented below is based on the new segment definition for all periods presented.

Our reportable segments are strategic business segments that offer different products and services and are managed separately because each business requires different market strategies. The accounting policies of the segments are the same as those used in our consolidated results. We account for significant intersegment transactions as if the transactions were to third parties, that is, at estimated current market prices. The majority of the intersegment revenues and cost of revenues are between Travelocity and Sabre Travel Network, consisting mainly of incentives and marketing fees paid by Sabre Travel Network to Travelocity for bookings made through the Sabre GDS, data processing fees paid by Travelocity to Sabre Travel Network for bookings made through the Sabre GDS, and fees paid by Sabre Travel Network to Travelocity for corporate trips booked through Travelocity’s online booking technology. In addition, Sabre Airline Solutions pays fees to Travelocity for airline trips booked through Travelocity’s online booking technology.

Personnel and related costs for the corporate headquarters, certain legal and professional fees, and other corporate charges are allocated to the segments through a management fee based on the relative size of the segments and usage of corporate resources or services. Depreciation expense on the corporate headquarters buildings and related facilities costs are allocated to the segments through a facility fee based on headcount. Benefits expense, including pension expense, post-retirement benefits, medical insurance and workers’ compensation, are allocated to the segments based on headcount. Unallocated corporate expenses include costs associated with the corporate headquarters buildings that were not allocated to the reportable segments as well as certain other corporate charges maintained at the corporate level.

The segment operating results are presented on a basis that excludes certain adjusting items that are summarized below, except where noted. This presentation is consistent with the manner in which our management assesses the operating performance of our business segments. Selected information for our three reportable segments for the years ended December 31, 2004, 2003 and 2002 follows (in thousands).

	Year Ended December 31,
	2004	2003	2002

Revenues from external customers excluding adjusting items:
Sabre Travel Network	$1,505,192	$1,482,435	$1,584,564
Travelocity	387,507	286,207	242,079
Sabre Airline Solutions	243,470	232,354	216,847
Total	$2,136,169	$2,000,996	$2,043,490

Intersegment revenues:
Sabre Travel Network	$30,117	$26,883	$27,706
Travelocity	137,763	115,048	101,660
Sabre Airline Solutions	—	—	—
Total	$167,880	$141,931	$129,366

Equity in net income (loss) of equity method investees:
Sabre Travel Network	$17,523	$14,456	$17,943
Travelocity	(22,721)	(14,583)	(4,967)
Total	$(5,198)	$(127)	$12,976

Segment revenues, excluding adjusting items:
Sabre Travel Network	$1,552,832	$1,523,774	$1,630,213
Travelocity	502,549	386,672	338,772
Sabre Airline Solutions	243,470	232,354	216,847
Elimination of intersegment revenues	(167,880)	(141,931)	(129,366)
Total	$2,130,971	$2,000,869	$2,056,466

Revenue adjusting items:
Sabre Travel Network – settlement revenue from canceled subscriber contract	$—	$36,458	$—
Travelocity – recognition of deferred warrant revenue upon termination of hotel supplier agreement	—	7,836	—
	$—	$44,294	—

	Year Ended December 31,
	2004	2003	2002
Consolidated revenues:
Sabre Travel Network	$1,552,832	$1,560,232	$1,630,213
Travelocity	502,549	394,508	338,772
Sabre Airline Solutions	243,470	232,354	216,847
Elimination of intersegment revenues	(167,880)	(141,931)	(129,366)
Total	$2,130,971	$2,045,163	$2,056,466

A summary of the adjusting items and the reconciliation to consolidated operating income is set forth below (in thousands):

	Year Ended December 31,
	2004	2003	2002
Segment operating income (loss) excluding adjusting items:
Sabre Travel Network	$288,709	$230,617	$431,967
Travelocity	12,600	(54,900)	(37,456)
Sabre Airline Solutions	15,729	21,101	20,060
Corporate	(912)	1,150	(498)
Total	$316,126	$197,968	$414,073

Impact of adjusting items on operating income – (increase) / decrease:

Sabre Travel Network:
Settlement revenue from canceled subscriber contract	$—	$(36,458)	$—
Other intangibles amortization	18,526	12,789	16,588
Loss on sale of equipment	277	—	—
Stock compensation	—	672	1,015
Restructuring expenses	—	(288)	3,289
Facilities consolidation	—	222	—
Total	$18,803	$(23,063)	$20,892

Travelocity:
Recognition of deferred revenue upon termination of hotel supplier agreement	$—	$(7,836)	$—
Other intangibles amortization and impairment	25,472	41,554	35,005
Stock compensation	5,183	7,856	25,769
Loss on sale of equipment	2,443	—	—
Restructuring expenses	—	(37)	18
Facilities consolidation	—	3,894	—
Tender offer expenses	—	—	7,111
Total	$33,098	$45,431	$67,903

	Year Ended December 31,
	2004	2003	2002
Sabre Airline Solutions:
Other intangibles amortization	$895	$—	$94
Loss on sale of equipment	1,092	—	—
Stock compensation	—	118	105
Restructuring expenses	—	(231)	2,181
Facilities consolidation	—	42	—
Total	$1,987	$(71)	$2,380

Corporate:
Loss on sale of equipment	$3,491	$—	$—
Stock compensation	17	63	—
Litigation insurance	—	(450)	1,350
Restructuring expenses	—	(370)	4,048
Facilities consolidation	—	10,198	—
Total	$3,508	$9,441	$5,398
Total adjusting items	$57,396	$31,738	$96,573

Operating income (loss):
Sabre Travel Network	$269,906	$253,680	$411,075
Travelocity	(20.498)	(100,331)	(105,359)
Sabre Airline Solutions	13,742	21,172	17,680
Corporate	(4,420)	(8,291)	(5,896)
Total	$258,730	$166,230	$317,500

Our segment results above include approximately $4 million and $18 million of severance costs for 2004 and 2003, respectively (Note 5) that were not considered adjusting items because of prior occurrences. During 2002 segment results did not include approximately $16 million of severance and related charges shown above as restructuring expenses.

	Year Ended December 31,
	2004	2003	2002
Depreciation and amortization included in income (in thousands):
Sabre Travel Network	$59,120	$54,489	$46,429
Travelocity	45,516	65,988	56,850
Sabre Airline Solutions	19,085	15,527	8,970
Unallocated depreciation and amortization	3,491	—	4,699
Total consolidated depreciation and amortization included in income	$127,212	$136,004	$116,948
Segment assets (in thousands):
Sabre Travel Network	$986,695
Travelocity	775,685
Sabre Airline Solutions	441,625
Unallocated cash, investments, corporate headquarters and other	813,972
Total consolidated assets	$3,017,977

December 31, 2004
Capital expenditures for segment assets:
Sabre Travel Network	$45,168
Travelocity	21,850
Sabre Airline Solutions	9,740
Unallocated capital expenditures	1,240
Total capital expenditures	$77,998

Our revenues and long-lived assets, including goodwill and intangible assets, by geographic region are summarized below (in thousands). Revenues are attributed to countries based on the location of the customer.

	Year Ended December 31,
	2004	2003	2002
Revenues:
United States	$1,407,677	$1,345,917	$1,407,661
Foreign	723,294	699,246	648,805
Total	$2,130,971	$2,045,163	$2,056,466

			December 31, 2004
Long-lived assets:
United States			$1,350,587
Singapore (primarily investment in joint venture)			149,592
Other foreign			237,838
Total			$1,738,017

14.                               Subsequent Events

Zuji Agreement – On January 18, 2005, we entered into a Put Option Agreement (the “Agreement”) with AGC Holdings Limited (“AGC”), Abacus International PTE Ltd. (“Abacus”), Zuji Holdings Limited (“Zuji”). Pursuant to the Agreement, Travelocity granted each of AGC and Abacus an option (each a “Put Option”) which is exercisable from January 1, 2006 through January 31, 2006, to require that Travelocity purchase all of the Put Option holder’s equity interest in Zuji. Under the Agreement, if AGC exercises its Put Option, then Abacus will also be deemed to have done so. If both AGC and Abacus were to exercise their Put Options, Travelocity would be required to pay, within 21 days of receiving an exercise notice, approximately $34 million to acquire the remaining equity interest in Zuji that it does not already own. Also on January 18, 2005, we entered into a convertible loan agreement with Zuji to loan them $11 million. This convertible note will accrue interest at a rate per annum of ten percent (10.0%) with interest payments made quarterly, in arrears. All principal and accrued interest will be due on January 31, 2006. Should we, or any of our affiliates, choose to participate in any of the future anticipated capital calls of Zuji without a pro rata contribution from the other equity holders, we could be required to consolidate Zuji under the guidance of FASB Interpretation No. 46R, Consolidation of Variable Interest Entities.

Acquisition of SynXis – On January 19, 2005, we completed the acquisition of SynXis Corporation (“SynXis”), a provider of reservation management, distribution and technology services for hotels, for approximately $40 million in cash. This acquisition enables Sabre Travel Network to further build on our capabilities and offerings to hoteliers, to leverage new hotel content for all of our travel agents, and to extend reservation technology currently used at approximately 6,000 hotels, primarily in the United States and Europe. SynXis will continue to operate under the SynXis name as a wholly-owned subsidiary of Sabre Inc. Assets acquired and liabilities assumed will be recorded in 2005 at their estimated fair values. The excess of the cost over the estimated fair value of the net assets acquired is expected to be approximately $22 million and will be recorded as goodwill. Indefinite lived intangible assets and intangible assets subject to amortization are expected to be approximately $16 million. Intangible assets subject to amortization will be amortized over their respective lives.

Gain on Investment—On March 11, 2005, Opodo Limited closed on the acquisition of all of the shares of Karavel SA, an online travel portal based in France in which we have an ownership interest. We will receive approximately $26 million (Euro 20 million) in initial cash proceeds in connection with the sale of our ownership interest in Karavel SA. As of December 31, 2004, the carrying value of our ownership interest on the balance sheet was approximately $5 million.

SECTION B

Unaudited financial information for the 3 months ended 31 March, 2005.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	March 31, 2005	December 31, 2004
	(Unaudited)
Asset
Current assets
Cash	$54,021	$49,671
Marketable securities	685,244	787,353
Accounts receivable, net	455,389	349,621
Prepaid expenses	60,701	63,521
Deferred income taxes	31,354	23,349
Total current assets	1,286,709	1,273,515

Property and equipment
Buildings and leasehold improvements	311,273	309,635
Furniture, fixtures and equipment	35,340	33,579
Computer equipment	122,165	120,515
Internally developed software	209,187	195,638
	677,965	659,367
Less accumulated depreciation and amortization	(286,694)	(272,026)
Total property and equipment	391,271	387,341
Deferred income taxes	15,815	9,955
Investments in joint ventures	166,309	176,249
Goodwill and intangible assets, net	1,028,359	988,600
Other assets, net	194,892	182,317
Total assets	$3,083,355	$3,017,977
Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$152,766	$177,207
Net rate program related liabilities	121,393	58,313
Accrued compensation and related benefits	49,080	80,448
Accrued subscriber incentives	92,120	84,357
Deferred revenues	27,047	24,906
Other accrued liabilities	244,113	183,061
Total current liabilities	686,519	608,292
Pensions and other postretirement benefits	154,502	154,537
Other liabilities	30,048	23,101
Minority interests	12,068	5,143
Long-term capital lease obligation	158,609	161,114
Public and other notes payable	430,492	439,309
Commitments and contingencies

Stockholders’ equity
Preferred stock: $0.01 par value; 20,000 shares authorized; no shares issued	—	—
Class A Common Stock: $0.01 par value; 250,000 shares authorized; 145,855 shares issued at March 31, 2005 and December 31, 2004	1,459	1,459
Additional paid-in capital	1,272,274	1,289,574
Retained earnings	690,147	644,360
Accumulated other comprehensive loss	(15,035)	(9,426)
Less treasury stock at cost; 14,816 and 12,913 shares, respectively	(337,728)	(299,486)
Total stockholders’ equity	1,611,117	1,626,481
Total liabilities and stockholders’ equity	$3,083,355	$3,017,977

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited) (In thousands, except per share amounts)

	Three Months Ended March 31,
	2005	2004
Revenues	$581,888	$539,753
Cost of revenues	338,023	311,515
Gross profit	243,865	228,238

Other operating expenses
Selling, general and administrative	164,643	146,629
Amortization of intangible assets	8,028	12,121
Total other operating expenses	172,671	158,750
Operating income	71,194	69,488

Other income (expense)
Interest income	4,369	3,235
Interest expense	(7,614)	(6,427)
Gain on sale of Karavel	20,594	—
Minority interests	553	93
Other, net	56	335
Total other income (expense)	17,958	(2,764)
Income before provision for income taxes	89,152	66,724
Provision for income taxes	31,471	23,687
Net earnings	$57,681	$43,037

Earnings per common share
Basic	$0.44	$0.31
Diluted	$0.44	$0.31
Dividends per common share	$0.09	$0.075

See Notes to Consolidated Financial Statements

CONSOLIDATED CONDENSED STATEMENT OF STOCKHOLDERS’ EQUITY

THREE MONTHS ENDED MARCH 31, 2005

(Unaudited) (In thousands)

	Class A Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Compre- hensive Loss	Treasury Stock	Total
Balance at December 31, 2004	$1,459	$1,289,574	$644,360	$(9,426)	$(299,486)	$1,626,481
Issuance of shares A
common stock pursuant to:
Stock option plans	—	(503)	—	—	1,350	847
Restricted stock plan	—	(18,714)	—	—	16,963	(1,751)
Employee stock purchase plan	—	(837)	—	—	4,432	3,595
Tax benefit from exercise of employee stock options	—	66	—	—	—	66
Dividends, $0.09 per common share	—	—	(11,894)	—	—	(11,894)
Purchases of treasury stock	—	—	—	—	(60,987)	(60,987)
Stock-based compensation for employees	—	2,675	—	—	—	2,675
Comprehensive income:
Net earnings	—	—	57,681	—	—	57,681
Unrealized loss on foreign currency forward and option contracts, net of deferred income taxes	—	—	—	(3,088)	—	(3,088)
Unrealized gain on investments, net of deferred income taxes	—	—	—	401	—	401
Unrealized foreign currency translation loss	—	—	—	(3,061)	—	(3,061)
Other	—	—	—	139	—	139
Total comprehensive income						52,072
Other	—	13	—	—	—	13
Balance at March 31, 2005	$1,459	$1,272,274	$690,147	$(15,035)	$(337,728)	$1,611,117

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited) (In thousands)

	Three Months Ended March 31,
	2005	2004
Operating Activities
Net earnings	$57,681	$43,037
Adjustments to reconcile net earnings to cash provided by operating activities:
Depreciation and amortization	27,135	30,831
Stock-based compensation for employees	2,675	3,374
Allowance for doubtful accounts	2,070	4,909
Deferred income taxes	(12,286)	(3,700)
Joint venture equity loss	3,968	7,062
Gain on sale of Karavel	(20,594)	—
Other	(3,776)	(1,789)
Changes in operating assets and liabilities:
Accounts receivable	(96,402)	(88,903)
Prepaid expenses	(1,901)	549
Other assets	(16,765)	9,878
Accrued compensation and related benefits	(31,264)	(4,253)
Accounts payable and other accrued liabilities	61,520	33,591
Net rate program related liabilities	63,079	19,625
Pensions and other postretirement benefits	—	2,246
Other liabilities	3,889	(41)
Cash provided by operating activities	39,029	56,416
Investing Activities
Additions to property and equipment	(17,184)	(17,744)
Purchases of marketable securities	(2,668,962)	(1,581,427)
Sales of marketable securities	2,771,430	1,622,984
Proceeds from sale of Karavel	26,013	—
Loans to joint venture partners	(12,538)	(10,592)
Acquisitions (net of cash acquired)	(61,022)	—
Cash provided by investing activities	37,737	13,221
Financing Activities
Proceeds from issuance of common stock	2,691	5,055
Dividends paid	(11,894)	(10,573)
Purchases of treasury stock	(63,213)	(68,362)
Other financing activities, net	—	(2,778)
Cash used for financing activities	(72,416)	(76,658)
Increase (decrease) in cash	4,350	(7,021)
Cash at beginning of period	49,671	40,862
Cash at end of period	$54,021	$33,841

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.                                      General Information

Sabre Holdings Corporation (“Sabre Holdings”) is a Delaware holding company. Sabre Inc. is the principal operating subsidiary and sole direct subsidiary of Sabre Holdings. Sabre Inc. or its direct or indirect subsidiaries conduct all of our businesses. References to the “company”, “we”, “our”, “ours” and “us” refer to Sabre Holdings and its consolidated subsidiaries unless otherwise stated or the context otherwise requires.

We are a world leader in travel commerce, marketing travel products and providing distribution and technology solutions for the travel industry. We operate in multiple travel distribution channels: the travel agency channel, the consumer-direct channel and the business-direct channel. Through our Sabre® (1) global distribution system (the “Sabre system” or “Sabre GDS”) subscribers can access information about, and can book reservations for, among other things, airline trips, hotel stays, car rentals, cruises and tour packages. Our Sabre Travel Network® business operates the Sabre GDS and markets and distributes travel-related products and services through the travel agency and corporate channels. We engage in consumer-direct and business-direct travel marketing and distribution through our Travelocity® business. In addition, our Sabre Airline Solutions® business is a leading provider of technology and services, including development and consulting services, to airlines and other travel providers.

2.                                      Summary of Significant Accounting Policies

Basis of Presentation – The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated. The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Operating results for the three months ended March 31, 2005 are not necessarily indicative of results that may be expected for any other interim period or for the year ended December 31, 2005. Our quarterly financial data should be read in conjunction with our consolidated financial statements for the year ended December 31, 2004 (including the notes thereto), set forth in Sabre Holdings Corporation’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2005.

We consolidate all of our majority-owned subsidiaries and companies that are not variable interest entities over which we exercise control through majority voting rights. We would also consolidate all variable interest entities of which we are the primary beneficiary. However, no entities are currently consolidated due to us being the primary beneficiary through operating, financing agreements, or other arrangements (including variable interests held in variable interest entities). Should we, or any of our affiliates, choose to participate in any of the future anticipated capital calls of Zuji Holdings Limited (“Zuji”), a joint venture in which we are an owner accounted for under the equity method, without a pro rata contribution from the other equity holders, we could be required to consolidate Zuji under the guidance of the Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, Consolidation of Variable Interest Entities. Through direct and indirect ownership, we have an approximately 13% equity stake in Zuji. Travelocity is a direct equity holder of 10.13% interest in Zuji. Abacus (in which we have a 35% ownership interest) holds 9.87% equity interest in Zuji. The remaining 80% equity stake in Zuji is owned by AGC Holdings Limited (“AGC”). AGC and Abacus are indirectly  majority-owned by several Asia Pacific airlines.

(1)                                  Agent 59, Allstate Ticketing, Assured Vantage, Direct Connect, Hotel Spotlight, GetThere, Jurni, Jurni Network, JurniCruise, MySabre, Nexion, Sabre, Sabre Airline Solutions, Sabre Holdings, the Sabre Holdings logo, Sabre Travel Network, SabreSonic, Showtickets.com, Site 59, Site59.com, SynXis, TotalTrip, Travelocity, Travelocity Business, and Travelocity.com are trademarks of affiliates of Sabre Holdings Corporation. All other trademarks are the property of their respective owners. ©2005 Sabre Holdings Corporation. All rights reserved.

The consolidated financial statements include our accounts after elimination of all significant intercompany balances and transactions. We account for our interests in joint ventures and investments in common stock of other companies that we do not control but over which we exert significant influence using the equity method, with our share of their results classified as revenues. Investments in the common stock of other companies over which we do not exert significant influence are accounted for at cost. We periodically evaluate for impairment, equity and debt in entities accounted for as cost investments by reviewing updated financial information provided by the investee, including valuation information from new financing transactions by the investee and information relating to competitors of investees when available. If we determine that a cost method investment is other than temporarily impaired, the carrying value of the investment is reduced to its estimated fair value. To date, write-downs of investments have been insignificant to our results of operations.

Reclassifications – Certain reclassifications have been made to the 2004 financial statements to conform to the 2005 presentation. These reclassifications are not material, either individually or in the aggregate, to our financial statements.

Advertising – Prior to 2005 certain advertising costs were deferred within the fiscal year to future interim periods where the benefit of that advertising extended beyond the quarter in which they occurred. Beginning in 2005 and all subsequent interim periods, advertising costs will be expensed as incurred with no deferral within the fiscal year. Our current advertising strategy is to generate immediate interest in travel promotions and products where returns are more immediate than in the past when our strategy was developing overall brand awareness.

This timing change resulted in an estimated $8 million in additional selling, general and administrative expenses for the three months ended March 31, 2005. Net income was reduced by an estimated $5 million or $.04 per share. Due to this timing change, we expect to recognize lower advertising expenses in subsequent quarters of 2005 than in the comparable periods of the prior year, offset by any increases in advertising volume.

Had we employed the revised methodology in 2004, Travelocity’s selling, general and administrative expenses would have been an estimated $13 million higher and net income an estimated $8 million lower, or $.06 per share lower for the three months ended March 31, 2004.

Earnings Per Share – Basic earnings per share excludes any dilutive effect of stock awards or options. The number of shares used in the diluted earnings per share calculations includes the dilutive effect of any stock awards or options.

The following table reconciles weighted average shares used in computing basic and diluted earnings per common share (in thousands):

	Three Months Ended March 31,
	2005	2004
Denominator for basic earnings per common share - weighted-average share	130,253	139,220
Dilutive effect of stock awards and options	500	411
Denominator for diluted earnings per common share - adjusted weighted-average shares	130,753	139,631

Options to purchase approximately 18,828,873 and 17,678,404 weighted-average shares of our common stock were outstanding during the three month periods ending March 31, 2005 and 2004, respectively, but were excluded from the computation of diluted earnings per share because the effect would be anti-dilutive.

Stock Awards and Options – Currently, we account for stock awards and stock option grants using the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Generally, no compensation expense is recognized for stock option grants to employees if the exercise price is at or above the fair market value of the underlying stock on the date of grant. Compensation expense relating to other stock awards is recognized over the period during which the employee renders service to us necessary to earn the award.

We have not made, and will not make, loans (including the acceptance of promissory notes) for the exercise of our stock options or the purchase of Sabre Holdings Corporation Class A. Common Stock, par value $0.01 per share (“Common Stock”).

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment (“FAS 123R”), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation (“FAS 123”). FAS 123 supersedes APB 25 and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in FAS 123R is similar to the approach described in FAS 123. However, FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized on the income statement based on their fair values. Pro forma disclosure is no longer an alternative once the standard is required to be adopted.

We expect to adopt FAS 123R on January 1, 2006 and we intend to use the modified prospective method. We expect the adoption of FAS 123R to have a significant impact on our results of operations, although it will have no impact on our overall financial position. FAS 123R also requires that the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow, as required under the current guidance. We expect the impact of adoption of FAS 123R to be somewhat similar to that disclosed in our current pro forma disclosures, however, levels of share-based payments granted in the future could cause results to be different.

The following table summarizes the pro forma effect of stock-based compensation on our net earnings and net earnings per share for the three months ended March 31, 2005 and 2004, as if we had accounted for such compensation at fair value (in thousands, except per share data):

	Three Months Ended March 31,
	2005	2004
Net earnings as reported	$57,681	$43,037
Add stock compensation expense determined under intrinsic value method, net of income taxes	1,652	2,176
Less total stock-based employee compensation expense determined under fair value based method for all awards, net of income taxes	(8,465)	(8,566)
Pro forma net earnings	$50,868	$36,647

Net earnings per common share, as reported:
Basic	$0.44	$0.31
Diluted	$0.44	$0.31

Net earnings per common share, pro forma:
Basic	$0.39	$0.26
Diluted	$0.39	$0.26

Cost Reductions – We incurred approximately $4 million during 2004 for a workforce reduction of which approximately $2 million remains outstanding as of March 31, 2005.

3.                                      Significant Events

AOL Agreement – In 1999, we entered into an agreement with America Online (“AOL”) that provided, among other things, that Travelocity would be the exclusive reservations engine for AOL’s Internet properties. We were initially obligated for payments of up to $200 million and we shared advertising revenues and commissions with AOL. On January 21, 2004, we revised the terms of and extended our agreement with AOL through March 2006, with an optional year after that. Travelocity continues to be the exclusive reservations engine for AOL’s Internet properties under the revised agreement. Under the revised terms of the agreement, we benefit from more strategically aligned terms for placement within AOL’s brands. Further, we are obligated for a payment of up to $13 million for 2005. In February of 2005, AOL agreed to revise the contract terms to incorporate a formula by which the anticipated $13 million payment may be reduced if AOL does not achieve certain revenue targets under the agreement. The revised terms also allow AOL to continue and expand in the travel search arena through its sites and partners. The anticipated payment, along with the unamortized portion of fixed payments previously paid under the original contract, is being expensed on a straight-line basis over the remaining term of the agreement. For 2005, this expense is expected to be approximately $23 million.

Yahoo! Agreement – We have an agreement with Yahoo! whereby we are the exclusive air, car and hotel booking engine on Yahoo! Travel. The agreement expires December 31, 2005 and has two one-year renewals at Yahoo!’s option. We are currently in discussions with Yahoo! regarding extending the relationship beyond December 31, 2005.

Gulf Air Joint Venture – On December 31, 2004, we entered into a joint venture with Gulf Air, a leading airline carrier in the Middle East, for which we will pay $31 million throughout 2005, $20 million of which has been paid as of March 31, 2005. The joint venture, Sabre Travel Network Middle East, is owned 60% by Sabre Travel Network and 40% by Gulf Air and will further extend our travel network products and services into the Middle East region. The joint venture will provide technology services, bookable travel products and distribution services for travel agencies, corporations and travel suppliers in the region. In addition, Sabre Airline Solutions entered into a five-year revised contract with Gulf Air to provide the SabreSonic suite of products for passenger management, as well as additional operational software and consulting services. The goodwill resulting from this transaction is not deductible for tax purposes. The results of Gulf Air will be consolidated into our financial results. The following table summarizes the allocation of the purchase price and the amounts allocated to goodwill (in thousands):

Subscriber contracts (3 year useful life)	$10,679
Net Assets	517
Goodwill	19,804
Total	$31,000

Acquisition of SynXis – On January 19, 2005, we completed the acquisition of SynXis Corporation (“SynXis”), a provider of reservation management, distribution and technology services for hotels, for approximately $41 million in cash including acquisition costs, of which $37 million has been paid as of March 31, 2005. This acquisition enables Sabre Travel Network to further build on our capabilities and offerings to hoteliers, to leverage new hotel content for all of our travel agents, and to extend reservation technology currently used at approximately 6,000 hotels, primarily in the United States and Europe. SynXis will continue to operate under the SynXis name as a wholly-owned subsidiary of Sabre Inc. The acquired goodwill is not deductible for tax purposes. Intangible assets subject to amortization will be amortized over their respective lives. The following table summarizes the allocation of the purchase price and the amounts allocated to goodwill (in thousands):

Assets acquired net of liabilities assumed	$1,732
Purchased technology (5 year useful life)	3,900
Customer relationships (8 year useful life)	10,700
Tradenames	1,800
Goodwill	23,000
Total	$41,132

Sale of Karavel Investment – On March 11, 2005, we sold our interest in Karavel SA, a French tour operator, to Opodo Limited. We received approximately $26 million (Euro 20 million) in cash proceeds in connection with the sale and recorded a $21 million gain in other income.

4.                                      Pension and Other Post Retirement Benefit Plans

The components of net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans for the three months ended March 31, 2005 and 2004 are presented in the tables below (in thousands).

	Pension Benefits		Other Benefits
	2005	2004	2005	2004
Components of net periodic benefit cost:
Service cost	$1,554	$1,304	$569	$795
Interest cost	5,451	5,003	1,982	1,871
Expected return on plan assets	(5,976)	(5,608)	—	—
Amortization of transition asset	(3)	(5)	4	4
Amortization of prior service cost	15	44	(3,133)	81
Amortization of actuarial loss	1,313	706	1,373	696
Net periodic benefit cost	$2,354	$1,444	$795	$3,447

There were no contributions to fund our various defined benefit pension plans during the three months ended March 31, 2005 and 2004. We are evaluating making additional contributions during the remainder of 2005.

On January 21, 2005, the final regulations implementing the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 were issued. We do not believe that the requirements of these regulations will have a material impact on our financial results.

5.                                      Income Taxes

The provision for income taxes relating to continuing operations differs from amounts computed at the statutory federal income tax rate as follows (in thousands):

	Three Months Ended March 31,
	2005	2004
Income tax provision at statutory federal income tax rate	$31,203	$23,353
State income taxes, net of federal benefit	1,751	1,780
Other, net	(1,483)	(1,446)
Total provision for income taxes	$31,471	$23,687

6.                                      Derivatives

We are a party to certain foreign currency forward and option contracts. We have designated these instruments as cash flow hedges. Amounts reclassified from other comprehensive income to earnings due to the settlement of forward and option contracts were $2 million and $4 million during the three months ended March 31, 2005 and 2004, respectively. No hedging ineffectiveness was recorded in earnings relating to the forwards or options during the three months ended March 31, 2005 and 2004. The estimated fair values of the foreign currency forward and option contracts were $7 million and $12 million at March 31, 2005 and December 31, 2004, respectively. The estimated fair values of the forwards and options are included in prepaid expenses on the Consolidated Balance Sheets.

We are also a party to certain interest rate swap contracts. We have designated the swaps as fair value hedges of our public notes payable and capital lease obligation. No hedging ineffectiveness was recorded in earnings relating to our interest rate swaps during the three months ended March 31, 2005 or 2004. The estimated fair values of the interest rate swaps were a net liability of $2 million at March 31, 2005 and net asset of $9 million at December 31, 2004, the values of which are included in other liabilities and other assets, respectively, on the Consolidated Balance Sheet.

7.                                      Business Segments

We are a world leader in travel commerce, marketing travel products and providing distribution and technology solutions for the travel industry. We operate in multiple travel distribution channels: the travel agency channel, the consumer-direct channel and the corporate or business-direct channel. Through our Sabre global distribution system (the “Sabre system” or “Sabre GDS”) subscribers can access information about, and can book reservations for, among other things, airline trips, hotel stays, car rentals, cruises and tour packages. Our Sabre Travel Network business operates the Sabre GDS and markets and distributes travel-related products and services through the travel agency and corporate channels. We engage in consumer-direct and business-direct travel marketing and distribution through our Travelocity business. In addition, our Sabre Airline Solutions business is a leading provider of technology and services, including development and consulting services, to airlines and other travel providers.

Our reportable segments are strategic business segments that offer different products and services and are managed separately because each business requires different market strategies. The accounting policies of the segments are the same as those used in our consolidated results. We account for significant intersegment transactions as if the transactions were to third parties, that is, at estimated current market prices. The majority of the intersegment revenues and cost of revenues are between Travelocity and Sabre Travel Network, consisting mainly of incentives paid by Sabre Travel Network to Travelocity for transactions processed through the Sabre GDS, data processing fees paid by Travelocity to Sabre Travel Network for transactions processed through the Sabre GDS, and fees paid by Sabre Travel Network to Travelocity for corporate trips booked through Travelocity’s online booking technology. In addition, Sabre Airline Solutions pays fees to Travelocity for airline trips booked through Travelocity’s online booking technology.

Personnel and related costs for the corporate headquarters, certain legal and professional fees, and other corporate charges are allocated to the segments through a management fee based on the relative size of the segments and usage of corporate resources or services. Depreciation expense on the corporate headquarters buildings and related facilities costs are allocated to the segments through a facility fee based on headcount. Benefits expense, including pension expense, postretirement benefits, medical insurance and workers’ compensation, are allocated to the segments based on headcount. Unallocated corporate expenses include costs associated with the corporate headquarters buildings that were not allocated to the reportable segments as well as certain other corporate charges maintained at the corporate level.

The segment operating results are presented on a basis that excludes certain adjusting items that are summarized below, except where noted. This presentation is consistent with the manner in which our management assesses the operating performance of our business segments. Selected information for our three reportable segments for the three months ended March 31, 2005 and 2004 follows (in thousands).

	Three Months Ended March 31,
	2005	2004
Revenues from external customers, excluding adjusting items:
Sabre Travel Network	$413,702	$403,573
Travelocity	109,381	83,507
Sabre Airline Solutions	62,773	59,735
Total	$585,856	$546,815

Intersegment revenues:
Sabre Travel Network	$5,956	$7,539
Travelocity	41,813	34,734
Total	$47,769	$42,273

Equity in net income/(loss) of equity method investees:
Sabre Travel Network	$149	$(276)
Travelocity	(4,117)	(6,786)
Total	$(3,968)	$(7,062)

Consolidated revenues:
Sabre Travel Network	$419,807	$410,836
Travelocity	147,077	111,455
Sabre Airline Solutions	62,773	59,735
Elimination of intersegment revenues	(47,769)	(42,273)
Total	$581,888	$539,753

A summary of the adjusting items and reconciliation to consolidated operating income is set forth below (in thousands):

	Three Months Ended March 31,
	2005	2004
Segment operating income (loss) excluding adjusting items:

Sabre Travel Network	$81,288	$84,485
Travelocity	(11,780)	(1,464)
Sabre Airline Solutions	9,910	(621)
Net corporate allocations	13	670
Total	$79,431	$83,070

Impact of adjusting items on operating income – (increase) /decrease:

Sabre Travel Network:
Intangibles amortization	$5,209	$4,169

Total Sabre Travel Network	$5,209	$4,169

Travelocity:
Intangibles amortization	$2,003	$7,462
Stock compensation	455	1,937
Total Travelocity	$2,458	$9,399

Sabre Airline Solutions:
Intangibles amortization	$570	$—
Total Sabre Airline Solutions	$570	$—

Corporate:
Stock compensation	—	14
Total Corporate	$—	$14
Total operating income adjusting items	$8,237	$13,582

Consolidated operating income (loss):
Sabre Travel Network	$76,079	$80,316
Travelocity	(14,238)	(10,863)
Sabre Airline Solutions	9,340	(621)
Net Corporate allocations	13	656
Total	$71,194	$69,488

Segment operating income for Travelocity for 2005 includes the impact of changes in the timing of recognizing advertising expenses within the fiscal year. See Note 2.

PART VI

ADDITIONAL INFORMATION

1.                                      Responsibility

(A)                              The lastminute.com Directors, whose names are set out in paragraph 2.1 below, accept responsibility for the information contained in this document, save as mentioned in paragraph 1(B) below.  Subject as aforesaid, to the best of the knowledge and belief of the lastminute.com Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(B)                                The directors of Travelocity Europe and the directors of Sabre whose names are set out in paragraphs 2.2 and 2.3 below, respectively, accept responsibility for the information contained in this document relating to the Sabre Group, the directors of Travelocity Europe and Sabre and their respective families and related trusts. To the best of the knowledge and belief of the directors of Travelocity Europe and the directors of Sabre (who have taken all reasonable care to ensure such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.                                      Directors

2.1                               lastminute.com

The lastminute.com Directors and their respective positions with lastminute.com are:

Name	Role
Brian Collie	Chairman
Brent Hoberman	Chief Executive Officer
Ian McCaig	Chief Operating Officer
Alan Barber	Non-Executive Director
Sven Boinet	Non-Executive Director
Bob Collier	Non-Executive Director
Martha Lane Fox	Non-Executive Director
Agnès Touraine	Non-Executive Director

The business address of each lastminute.com Director is 39 Victoria Street, London SW1H 0EE, United Kingdom which is also the registered office of lastminute.com.

2.2                               Travelocity Europe

The directors of Travelocity Europe and their respective positions with Travelocity Europe are:

Name	Role
Michael Sam Gilliland	Director
Jeffery Jackson	Director
Michelle Peluso	Director
Eric Speck	Director
David Schwarte	Director

The business address of each of the Travelocity Europe directors is 23-59 Staines Road, Hounslow, Middlesex TW3 3HE, United Kingdom which is also the registered office of Travelocity Europe.

Travelocity Europe was incorporated in England and Wales on 10 May, 2005 with registered number 5448223. Other than in connection with the Acquisition, Travelocity Europe has not traded since its incorporation nor has it entered into any material obligations. The authorised share capital of Travelocity Europe is £100 divided into 100 shares of £1 each. The registered shareholder of

Travelocity Europe at the date of this document is Travelocity Holdings Inc., an indirect wholly owned subsidiary of Sabre.

2.3                               Sabre

The directors of Sabre and their respective positions with Sabre are:

Name	Role
Michael Sam Gilliland	Chairman, President and Chief Executive Officer
Jeffery Jackson	Executive Vice President and Chief Financial Officer
Eric Speck	Executive Vice President and Chief Marketing Officer

The business address of each of the Sabre directors is 3150 Sabre Drive, Southlake, Texas, United States which is also the principal address of Sabre. The registered office of Sabre is 2711 Centreville Road, Suite 400, Wilmington, Delaware 19808, United States.

2.4          Irrevocable Undertakings

(A)          Irrevocable undertakings by lastminute.com Directors and Dotcom Investment Holdings Inc (a company wholly owned by a trust of which Brent Hoberman is a potential beneficiary) to vote, or procure a vote, in favour of the Scheme have been received in respect of the following holdings of lastminute.com Shares:

Name	Number of lastminute.com Shares
Alan Barber	50,000
Brian Collie	61,655
Bob Collier	344,156
Brent Hoberman	297,769
Martha Lane Fox	8,207,879
Dotcom Investment Holdings Inc	15,708,860
Total	24,670,319

These irrevocable undertakings provide that each person named above shall, as soon as possible, and in any event within 14 days of the posting of this document (or, in respect of any shares allotted to him or her after the posting of this document, within 10 business days of such allotment), return the Forms of Proxy (completed and signed and voting in favour of the resolutions set out in the Forms of Proxy) in accordance with the instructions printed on those Forms of Proxy and shall not revoke such Forms of Proxy prior to the Court Meeting or the Extraordinary General Meeting.

(B)           Irrevocable undertakings have been received from the following lastminute.com Directors to vote in favour of the Scheme in the event that any lastminute.com Shares are issued on exercise of the following options:

lastminute.com Director	Number of lastminute.com Shares under option
Brent Hoberman	442,189
Martha Lane Fox	129,675
Ian McCaig	837,171
Total	1,409,035

These irrevocable undertakings provide that each of the lastminute.com Directors named above shall, in respect of any lastminute.com Shares allotted to him or her after the posting of this document (including shares acquired pursuant to an exercise of any options under the lastminute.com Share Schemes), return the Forms of Proxy (completed and signed and voting in favour of the resolutions set out in the Forms of Proxy) in accordance with the instructions printed on those Forms of Proxy within 10 business days of such allotment or acquisition, and shall not revoke such Forms of Proxy prior to the Court Meeting or the Extraordinary General Meeting.

(C)           The irrevocable undertakings referred to in (A) and (B) above shall remain in effect until either the Effective Date or the withdrawal of the Scheme.

3.             Market quotations

The closing middle market quotations for lastminute.com Shares are derived from the London Stock Exchange Daily Official List and are set out below for:

(A)          the first business day in each of the six months immediately before the date of this document;

(B)           10 May, 2005, being the last business day prior the announcement by lastminute.com confirming it had received an approach which might or might not result in an offer for lastminute.com; and

(C)           2 June, 2005, being the latest practicable date prior to the posting of this document.

Date	lastminute.com Share price (pence)
4 January, 2005	120.50
1 February, 2005	111.00
1 March, 2005	104.75
1 April, 2005	117.50
3 May, 2005	106.25
10 May, 2005	105.25
1 June, 2005	165.75
2 June, 2005	164.75

4.             Shareholdings and dealings

4.1          Definitions and references

For the purposes of this Part VI:

(A)          “disclosure period” means the period commencing on 11 May, 2004 (being the date 12 months before the date of the announcement by lastminute.com confirming it had received an approach which might or might not result in an offer for lastminute.com) and ending on 2 June, 2005 (being the latest practicable date prior to the posting of this document);

(B)           “relevant securities” means lastminute.com Shares or, as the case may be, shares in Sabre Holdings and any other securities of lastminute.com or Sabre Holdings convertible or exchangeable into, or rights to subscribe for, or options (including traded options) in respect of, or derivatives referenced to, such shares;

(C)           “associate” means:

(i)            the parent company (if any), the subsidiaries, fellow subsidiaries and associated companies of lastminute.com or, as the case may be, Travelocity Europe, and companies of which any such subsidiaries or associated companies are associated companies;

(ii)           connected advisers and persons controlling, controlled by or under the same control as such connected advisers;

(iii)          the directors of lastminute.com or, as the case may be, Travelocity Europe, and the directors of any company covered in sub-paragraph (i) above (together in each case with their close relatives and related trusts); and

(iv)          the pension funds of lastminute.com, or any company covered in sub-paragraph (i) above;

(D)          “connected advisers” normally includes only the following:

(i)            in relation to lastminute.com or Travelocity Europe, an organisation which is advising that party in relation to the Scheme and a corporate broker to that party;

(ii)           in relation to a person who is acting in concert with Travelocity Europe or with the directors of lastminute.com, an organisation which is advising that person either in relation to the Scheme or in relation to the matter which is the reason for that person being a member of the relevant concert party;

(iii)          in relation to a person who is an associate of lastminute.com or Travelocity Europe by virtue of sub-paragraph (i) of the definition of associate, an organisation which is advising that person in relation to the Scheme; and

(iv)          such references do not normally include a corporate broker which is unable to act in connection with the Scheme because of a conflict of interest;

(E)           Ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status and “control” means a holding or aggregated holdings, of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether the holding or holdings give(s) de facto control.

4.2          lastminute.com shareholdings and dealings

Interests in lastminute.com Shares

(A)          As at the close of business on 2 June, 2005 (being the latest practicable date prior to the posting of this document) the interests of the lastminute.com Directors, their immediate families and related trusts in respect of lastminute.com Shares (which have been notified to lastminute.com pursuant to section 324 or 328 of the Companies Act), as shown in the register of such interests maintained under section 325 of the Companies Act or are interests of a person connected with any lastminute.com Director (within the meaning of section 346 of the Companies Act) which would, if the connected person were a director, be required to be disclosed as set out above and the existence of which is known or could with reasonable diligence be ascertained by the relevant lastminute.com Director, are set out below:

Name	Number of lastminute.com Shares
Alan Barber	50,000
Brian Collie	61,655
Bob Collier	344,156
Brent Hoberman	16,006,629
Martha Lane Fox	8,207,879
Total	24,670,319

(B)           As at the close of business on 2 June, 2005 (being the latest practicable date prior to the posting of this document) the following options over lastminute.com Shares had been granted to lastminute.com Directors under the lastminute.com Share Schemes and remained outstanding:

(i)            lastminute.com 1998 Unapproved Executive Share Option Scheme

Name	No. of shares under option	Exercise price per share (pence)
			Normal Exercise Dates
			From	To
Brent Hoberman	151,335	2.31	29.l2.98	28.06.08
Martha Lane Fox	129,675	2.31	29.12.98	28.06.08

(ii)           lastminute.com 2000 Unapproved Executive Share Option Scheme

Name	No. of shares under option	Exercise price per share (pence)
			Normal Exercise Dates
			From	To
Brent Hoberman	140,187	107	03.12.05	02.12.12
	137,753	232	04.03.07	03.03.14
Ian McCaig	87,171	232	04.03.07	03.03.14
	735,646	209	01.02.04	31.07.13

(iii)          lastminute.com 2000 Approved Executive Share Option Scheme

Name	No. of shares under option	Exercise price per share (pence)
			Normal Exercise Dates
			From	To
Brent Hoberman	12,914	232	04.03.07	03.03.14
Ian McCaig	14,354	209	01.02.04	31.07.13

(iv)          lastminute.com Long Term Incentive Plan

Name	Year of Conditional award	Number of shares conditionally awarded
Brent Hoberman	2004	77,092
	2005	363,636
Ian McCaig	2004	59,471
	2005	218,181

(C)           As at the close of business on 2 June, 2005 (being the latest practicable date prior to the posting of this document) the following holdings of relevant securities in lastminute.com were owned or controlled by a connected adviser (as defined in paragraph 4.1(D)) to lastminute.com, to a company which is an associate of lastminute.com under paragraph 4.1(E) or to a person acting in concert with the directors of lastminute.com; or by persons controlling or controlled by or under the same control as any such adviser (except an exempt principal trader or an exempt fund manager):

Name	Type of lastminute.com security	Number of lastminute.com securities
JPMorgan Securities Limited	lastminute.com	8,000,000 EUR
	Convertible Bonds	nominal amount

(D)          As at the close of business on 2 June, 2005 (being the latest practicable date prior to the posting of this document) none of Travelocity Europe, the directors of Travelocity Europe or their immediate families or related trusts and connected persons owned or controlled any lastminute.com Shares.

(E)           As at the close of business on 2 June, 2005 (being the latest practicable date prior to the posting of this document) the following persons acting in concert with Travelocity Europe owned or controlled the following lastminute.com Shares:

Name	Number of lastminute.com Shares
Tim Wingfield	33

(F)           As at the close of business on 2 June, 2005 (being the latest practicable date prior to the posting of this document) the following holdings of relevant securities in lastminute.com were owned or controlled by a connected adviser (as defined in paragraph 4.1(D)) to Travelocity Europe, to a company which is an associate of Travelocity Europe under paragraph 4.1(E) or to a person acting in concert with the directors of Travelocity Europe; or by persons controlling or controlled by or under the same control as any such adviser (except an exempt principal trader or an exempt fund manager):

Name	Type of lastminute.com security	Number of lastminute.com securities
Morgan Stanley Securities Limited	lastminute.com Shares	385,400 (short position)
Morgan Stanley & Co. International Limited	lastminute.com	16,000,000 EUR
	Convertible Bonds	nominal amount

Dealings in lastminute.com Shares

(G)           The following dealings for value in relevant securities of lastminute.com by the following connected advisers (as defined in paragraph 4.1(D)) to lastminute.com, to a company which is an associate of lastminute.com under paragraph 4.1(E) or to a person acting in concert with the directors of lastminute.com; or by persons controlling or controlled by or under the same control as any such adviser (except an exempt principal trader or exempt fund manager) have taken place during the period from 11 May, 2005 (being the date of the announcement by lastminute.com confirming it had received an approach which might or might not result in an offer for lastminute.com) to 2 June, 2005 (being the latest practicable date prior to the posting of this document):

				Price per
				lastminute.com
				share (GBP)
			No. of	(unless
		Date of	lastminute.com	otherwise
Name	Transaction	transaction	Shares	stated)
Merrill Lynch, Pierce, Fenner & Smith, Inc(i)	Buy	11.05.05	2,000	US$ 2.55
Merrill Lynch, Pierce, Fenner & Smith, Inc(i)	Sell	11.05.05	2,500	US$ 2.61
JPMorgan Cazenove	Buy	11.05.05	3,062,305	1.09–1.50	(ii)
JPMorgan Cazenove	Sell	11.05.05	3,179,387	1.07–1.48	(ii)

(i)    The Panel Executive has informed Merrill Lynch on an ex-parte basis that such transactions are permitted and have no Code consequences.

(ii)   These dealings have been aggregated.

(H)          During the disclosure period, none of Travelocity Europe, the directors of Travelocity Europe and their immediate family members or related trusts and connected persons or persons acting in concert with Travelocity Europe have dealt for value in lastminute.com Shares.

(I)            The following dealings for value in relevant securities of lastminute.com by the following connected advisers (as defined in paragraph 4.1(D)) to Travelocity Europe, to a company which is an associate of Travelocity Europe under paragraph 4.l(E) or to a person acting in concert with the directors of Travelocity Europe; or by persons controlling or controlled by or under the same control as any such adviser (except an exempt principal trader or exempt fund manager) have taken place during the disclosure period:

Morgan Stanley Securities Limited – lastminute.com Shares

		No. of lastminute.com	Price per lastminute.com Share(GBP)
Date of transaction	Transaction	Shares	Low	High
11.05.04 to 10.08.04	Buy	1,782,559	0.91	1.95
	Sell	2,479,411	0.94	1.95
11.08.04 to 10.11.04	Buy	1,944,139	1.03	1.41
	Sell	2,265,420	1.03	1.44
11.11.04 to 10.02.05	Buy	1,009,979	1.02	1.22
	Sell	1,058,079	1.02	1.22
11.02.05 to 10.03.05	Buy	661,200	1.03	1.16
	Sell	1,014,579	1.02	1.14
11.03.05 to 10.04.05	Buy	649,300	1.13	1.19
	Sell	381,900	1.14	1.18
11.04.05 to 11.05.05	Buy	226,200	1.10	1.53
	Sell	236,800	1.07	1.20

Morgan Stanley & Co Inc. – American Depository Receipts

		No. of lastminute.com	Price per
Date of transaction	Transaction	ADRs (i)	ADR (USD)
13.05.04	Buy	100	14.42
14.05.04	Buy	150	15.25
18.05.04	Buy	50	14.22
27.05.04	Buy	10	16.94
16.07.04	Buy	65	15.56
29.07.04	Buy	200	13.63
30.07.04	Buy	400	13.20
02.08.04	Buy	350	12.02
03.08.04	Buy	5	12.47
04.08.04	Buy	110	12.21
06.08.04	Buy	300	9.89
09.08.04	Buy	30	9.00
18.08.04	Buy	10	10.51
17.05.04	Sell	50	14.37
17.05.04	Sell	100	14.24
17.05.04	Sell	100	14.10
25.05.04	Sell	50	17.03
03.06.04	Sell	10	16.85
30.07.04	Sell	100	12.05
02.08.04	Sell	100	12.40
02.08.04	Sell	100	12.39
02.08.04	Sell	100	12.43
02.08.04	Sell	100	12.41
06.08.04	Sell	100	9.08
06.08.04	Sell	100	9.07
11.08.04	Sell	100	10.06

(i)    One ADR represented 5 lastminute.com Shares.

Morgan Stanley & Co International Limited – lastminute.com Convertible Bond

		Aggregate nominal	Price (as percentage
Date of transaction	Transaction	value (EUR)	of nominal value)
26.10.04	Buy	2,000,000	88.50
27.10.04	Buy	500,000	88.50
02.11.04	Buy	1,000,000	90.50
01.02.05	Buy	2,000,000	96.00
03.02.05	Buy	500,000	96.00
03.02.05	Buy	10,000,000	96.00

(J)            Save as disclosed in this paragraph 4.2, neither lastminute.com, nor any lastminute.com Director, nor their immediate families or related trusts owns, controls or (in the case of directors) is interested, directly or indirectly, in any relevant securities of lastminute.com or Sabre Holdings nor has any such person dealt for value in relevant securities of lastminute.com or Sabre Holdings during the period from 11 May, 2005 (being the date of the announcement by lastminute.com confirming it had received an approach which might or might not result in an offer for lastminute.com) to 2 June, 2005 (being the latest practicable date prior to the posting of this document).

(K)          Save as disclosed in this paragraph 4.2, no company which is an associate of lastminute.com as defined in paragraph 4.1(E), no pension fund or employee benefit trust of lastminute.com or pension fund or employee benefit trust of a company which is an associate of lastminute.com under paragraph 4.1(E), no connected adviser (as defined in paragraph 4.1(D)) to lastminute.com, to a company which is an associate of lastminute.com under paragraph 4.1 (E) or to a person acting in concert with the directors of lastminute.com or persons controlling or controlled by or under the same control as any such adviser (except an exempt principal trader or exempt fund manager) owns or controls any relevant securities of lastminute.com nor has any such person dealt for value therein in the period from 11 May, 2005 (being the date of the announcement by lastminute.com confirming it had received an approach which might or might not result in an offer for lastminute.com) to 2 June, 2005 (being the latest practicable date prior to the posting of this document).

(L)           Save as disclosed in this paragraph 4.2, neither Travelocity Europe, nor any director of Travelocity Europe, nor their immediate families or related trusts, nor any person acting in concert with Travelocity Europe owned, controlled or (in the case of directors) was interested, directly or indirectly, in any relevant securities of lastminute.com on 2 June, 2005 (being the latest practicable date prior to the posting of this document) nor has any such person dealt for value in relevant securities of lastminute.com during the disclosure period.

(M)         Save as disclosed in this paragraph 4.2, no connected adviser (as defined in paragraph 4.1(D)) to Travelocity Europe, to a company which is an associate of Travelocity Europe under paragraph 4.1(E) or to a person acting in concert with the directors of Travelocity Europe or by persons controlling or controlled by or under the same control as any such adviser (except an exempt principal trader or exempt fund manager) owns or controls any relevant securities of lastminute.com nor has any such person dealt for value therein in the disclosure period.

5.             Sources of information and bases of calculations

Unless otherwise stated, the information concerning the Sabre Group is extracted without material adjustment from Sabre Holdings’ consolidated and audited financial statement as filed with the US Securities and Exchange Commission on form 10-K for the year ended 31 December, 2004 and the unaudited consolidated financial statements as filed with the US Securities and Exchange Commission on form 10-Q for the three months ended 31 March, 2005.

Unless otherwise stated, the information concerning the lastminute.com Group is extracted from lastminute.com’s Annual Report and Accounts for each of the years ended 30 September, 2002, 30 September, 2003 and 30 September, 2004 and the unaudited interim results for the three and six months ended 31 March, 2005.

The value of the Acquisition, as at the date of the Announcement, was based on 342,020,838 issued lastminute.com Shares and 12,615,762 lastminute.com Shares underlying options which had exercise prices of 165 pence or less. The Acquisition value of £577 million (as at the date of the Announcement) for the Diluted Share Capital has been calculated as follows: 165 pence multiplied by the total number of lastminute.com Shares in issue plus the number of lastminute.com Shares underlying options with exercise prices of 165 pence or less, minus the weighted average exercise price of such options multiplied by the number of those options.

The closing middle market prices of lastminute.com Shares are derived from the London Stock Exchange Daily Official List for the relevant dates.

As at 2 June, 2005 (being the latest practicable date prior to the posting of this document) there were 343,574,619 lastminute.com Shares which had been issued and 11,061,981 lastminute.com Shares underlying options which were outstanding and had exercise prices of 165 pence or less.

6.             Financing arrangements

(A)          It is estimated that the acquisition of lastminute.com would require the payment by Travelocity Europe of a maximum net amount of approximately £577 million in cash (assuming the full exercise of options under the lastminute.com Share Schemes which have exercise prices of 165 pence or less). Pursuant to the proposals to be put to Bondholders, additional cash consideration would be paid upon the early redemption of the lastminute.com Convertible Bonds (subject to the Scheme becoming effective).

(B)           Sabre has obtained committed financing, arranged by Morgan Stanley Senior Funding and Bear Stearns, which, together with its cash balances, is sufficient to satisfy in full the cash consideration payable to lastminute.com Shareholders under the terms of the Acquisition.

On 12 May, 2005, Sabre entered into a credit agreement by and among itself, as the borrower, Morgan Stanley Senior Funding as the Administrative Agent and Syndication Agent, and Morgan Stanley Senior Funding and Bear Stearns as Joint Lead Arrangers and Joint Book Managers (the “Credit Agreement”) in order to provide temporary financing in connection with the Acquisition and to satisfy Code requirements for certainty of funding for the Acquisition. The Credit Agreement allows Sabre to borrow US Dollars or Pounds Sterling or both under a senior unsecured, multiple draw term loan facility in an amount equal to US$800 million (the “Facility”). Sabre will make proceeds under the Facility available to Travelocity Europe in Pounds Sterling in order to fund the Acquisition. The Facility may also be used to refinance certain debt of lastminute.com and to pay the fees, costs and expenses associated with the Acquisition. Certain conditions precedent must be met for funding to occur under the Facility, including regulatory approvals relating to the Acquisition.

The Credit Agreement requires Sabre to pay, quarterly and upon termination of the Facility, a commitment fee based on the preceding quarter’s unused portion of the Facility multiplied by the Commitment Fee percentage as defined in the Credit Agreement. The Credit Agreement also requires Sabre to pay other fees based on the Facility amount. Borrowings under the Facility carry interest at a variable rate determined, at Sabre’s option, at the Base Rate or Eurocurrency Rate as defined in the Credit Agreement, plus an Applicable Percentage (as defined in the Credit Agreement) that varies with Sabre’s credit rating.

The Facility will expire fifteen months after the Effective Date as defined under the Credit Agreement. Sabre may prepay all or any part of the Facility without prepayment penalty, other than any breakage costs associated with the early repayment of a Eurocurrency Rate Loan as defined in the Credit Agreement. After the Acquisition, Sabre would be required to repay Borrowings (as defined in the Credit Agreement) under the Facility with the net cash proceeds received by Sabre from (i) the issuance of capital stock and indebtedness for money borrowed with a maturity in excess of one year (excluding, among other things, borrowings under Sabre’s existing revolving credit agreement) and (ii) asset sales with a value of more than US$200 million individually or US$200 million in the aggregate. The Credit Agreement contains other covenants, representations, terms and conditions that are typical for a bridge credit facility of this type, including covenants which could, among other things, restrict Sabre’s ability to incur additional debt and that limit its ability to pay dividends or repurchase its common stock in excess of US$150 million during the term of that agreement. In addition, the Credit Agreement prohibits Sabre from having a consolidated leverage ratio (debt to EBITDA) of greater than 5.0:1.0 or permitting its consolidated net worth from being less than US$1.242 billion (after giving effect to certain adjustments provided for in the Credit Agreement).

(C)           Travelocity Europe does not intend that the payment of interest on, repayment of or security for any liability  (contingent or otherwise)  will depend to any significant extent on the business of lastminute.com.

(D)          Morgan Stanley is satisfied that the necessary financial resources are available to Travelocity Europe to satisfy the implementation of the Scheme.

7.             Material contracts

(A)          The following contracts, not being contracts entered into in the ordinary course of business, which are or may be material, have been entered into by members of the lastminute.com Group within the two years immediately preceding the commencement of the offer period:

(i)            Implementation Agreement

On 12 May, 2005 lastminute.com, Sabre and Travelocity Europe entered into the Implementation Agreement the terms of which are summarised in paragraph 5 of Part II of this document.

(ii)           Acquisition of lastminute.de

Pursuant to an agreement dated 2 July, 2004 among Marion Lapidakis, Emmanouil Lapidakis, Michael and Matthias Greve, The Destination Holdings Group Limited and lastminute.com, lastminute.com acquired the lastminute.de group of companies (comprising Anixe Systems GmbH, Avinex AG and Cinetic Internet Touristik GmbH) for €46.7 million. The consideration was satisfied by €24.0 million in cash and the issue of 8,229,156 lastminute.com Shares.

(iii)          Acquisition of Online Travel Corporation plc

Pursuant to an offer document dated 4 March, 2004 and the subsequent exercise of it rights pursuant to the provisions of sections 428 to 430F of the Companies Act, lastminute.com acquired the entire issued share capital of Online Travel Corporation plc. The consideration was satisfied by the issue of 24,059,563 lastminute.com Shares.

(iv)          Acquisition of First Option Hotel Reservations Limited

Pursuant to an agreement dated 14 January, 2004 between Sheetal Kapoor and lastminute.com, lastminute.com acquired the entire issued share capital of First Option Hotel Reservations Limited for £12.1 million. The consideration was satisfied by £10.5 million in cash and the issue of 752,353 lastminute.com Shares. The consideration shares were the subject of a lock-up period of 12 months.

(v)           Acquisition of Med Group Limited

Pursuant to an agreement dated 3 December, 2003 among lastminute.com, Barclays Unquoted Investments Limited and others, lastminute.com acquired the entire issued share capital of Med Group Limited (the holding company of Med Hotels Limited and Travel Bargains Limited), for an initial consideration of £16.1 million, which was satisfied by £8.0 million in cash and the issue of 2,941,176 lastminute.com Shares. In addition to the initial consideration, lastminute.com has paid a further £1.5 million and £2.0 million as a result of performance of the acquired group for the years to 31 October, 2003 and 2004 respectively. In addition to that referred to above, lastminute.com will pay further consideration of between £1.5 million and £3.0 million depending on the performance of the acquired group for the year to 31 October, 2005.

(vi)          Purchase of joint venture interest from Sol Meliá Travel S.A.

Pursuant to an agreement dated 16 September, 2003 between Sol Meliá Travel S.A. and lastminute.com, lastminute.com repurchased the 70 per cent. shareholding in Lastminute Network S.L. from its joint venture partner Sol Meliá Travel S.A. lastminute.com paid a total of €6.0 million, part of which was deferred until December 2003, for the 70 per cent. holding.

(vii)         Convertible Bond issue

Pursuant to an offering circular dated 9 September, 2003, lastminute.com placed, with selected institutional investors, an offering of €102,582,000 of unsecured convertible bonds due 2008, convertible into fully paid ordinary shares of lastminute.com. Settlement of such convertible bonds took place on 12 September, 2003 and the issue price was 100 per cent. of the principal amount of such convertible bonds. The conversion price (subject to adjustment) of the convertible bonds is 364.5 pence per share and the cash coupon is fixed at 6 per cent.

(B)                                The following contracts, not being contracts entered into in the ordinary course of business, which are or may be material, have been entered into by the members of the Sabre Group within the two years immediately preceding the commencement of the offer period:

(i)                                     Credit agreement

On 12 May, 2005 Sabre entered into a credit agreement by and among itself, as the borrower, Morgan Stanley Senior Funding as the administrative agent and syndication agent, and Morgan Stanley Senior Funding and Bear Stearns as joint lead arrangers and joint book managers, the terms of which are summarised in paragraph 6(B) of this Part VI.

(ii)           Revolving credit agreement

On 15 June, 2004, Sabre entered into a new US$300 million senior unsecured revolving credit agreement with Bank of America, N.A. as Administrative Agent, Citibank, N.A., Sumitomo Mitsui Banking Corp. New York, UFJ Bank Limited and JP Morgan Chase Bank as Co-Syndication Agents, Banc of America Securities LLC as Sole Lead Arranger and Sole Book Manager and others.

Under certain conditions, Sabre can request an additional US$100 million under this new agreement. Interest on this agreement is variable, based on either the London Interbank Offered Rate (“LIBOR”) or the prime rate, at Sabre’s discretion, and is sensitive to Sabre’s credit rating. The LIBOR margin at the current credit rating is equal to 0.50 per cent. Sabre also pays an additional 0.125 per cent. on all borrowings outstanding during any period in which it has utilized more than half of the total amount available under the agreement.

Under this agreement, Sabre is subject to covenants that could, among other things, restrict its ability to incur additional debt and that limit its ability to pay dividends or repurchase stock in excess of US$150 million per fiscal year (unless, after giving effect to such dividends and/or repurchases, Sabre has more than US$400 million in cash and marketable securities domiciled in the United States).

(iii)          Sabre head office financing and leasing

In June 2003, Sabre refinanced the syndicated lease arrangement in relation to its corporate headquarters facility in Southlake, Texas, and entered into a ten-year master lease, accounted for as a capital lease, by entering into the following agreements:

(a)                                  Participation Agreement dated 15 June, 2003, between Sabre as Lessee, Sabre Holdings as Lessee Guarantor, CSL Leasing Inc. as Lessor, for the benefit of certain institutional investors and Wilmington Trust Company as Indenture Trustee;

(b)                                 Master Lease and Deed of Trust dated 15 June, 2003 between Sabre as Lessee and CSL Leasing Inc. as Lessor;

(c)                                  Lease Supplement No. 1 (Memorandum of Lease Supplement, Memorandum of Master Lease and Deed of Trust, Fixture Filing and Memorandum of Option to Purchase) dated 26 June, 2003 between Sabre as the Lessee and grantor, CSL Leasing Inc. as Lessor and beneficiary and Jeffrey A. Rattikin as trustee and grantee;

(d)                                 Trust Indenture and Security Agreement dated 15 June, 2003 between CSL Leasing Inc. and Wilmington Trust Company, as Indenture Trustee;

(e)                                  Assignment of Lease and Rent and Security Agreement dated 15 June, 2003 made by CSL Leasing Inc. as Assignor in favour of Wilmington Trust Company as Indenture Trustee;

(f)                                    Deed of Trust and Security Agreement with Assignment of Rents dated 15 June, 2003 from CSL Leasing Inc. and Sabre as grantor to Jeffrey A. Rattikin as Deed of Trust trustee, for the use and benefit of Wilmington Trust Company as Indenture Trustee; and

(g)                                 Lease Guaranty dated 15 June, 2003 made by Sabre Holdings as Lessee Guarantor in favour of CSL Leasing Inc. as Lessor, the parties who from time to time become Purchasers under the operative documents and Wilmington Trust Company as Indenture Trustee.

The initial term of the lease expires in 2013. The interest rate on the capital lease financing is fixed at 5.3 per cent. At any time during the lease term, Sabre has the option to terminate the lease and purchase the properties for approximately US$179 million, plus a make-whole amount, if applicable. Sabre also has the option at any time up to one year prior to lease expiration to cause the properties to be sold. If this sell option is exercised, Sabre has guaranteed that proceeds on a sale will be at least approximately US$159 million, and Sabre is responsible for the first dollar loss up to approximately US$159 million due to a decrease in the value of the property below approximately US$179 million. If the sales proceeds exceed approximately US$179 million plus any sales-related expenses, Sabre retains the excess.

In conjunction with this lease, Sabre has entered into a US$100 million interest rate swap which pays Sabre 5.37 per cent. and on which Sabre pays a variable rate based on a six-month LIBOR plus 153 basis points. Under the lease agreement, Sabre is subject to certain covenants.

8.                                      lastminute.com Directors’ contracts

(A)                              Brent Hoberman and Ian McCaig have entered into service agreements with Last Minute Network Limited. The details of these service agreements are as follows:

Name	Date of Agreement	Commencement Date	Notice Period (from employee or lastminute.com)	Base Annual Salary (current)	Bonus (max potential)

Brent Hoberman	24 February, 2000	24 February, 2000	6 months	£225,000	100% of base salary
Ian McCaig	1 August, 2003	1 August, 2003	6 months	£180,000	100% of base salary

In addition to basic salary, Brent Hoberman and Ian McCaig are entitled to the following benefits: paid holiday, company sick pay, participation in lastminute.com’s private health, disability, life assurance and pension schemes, and participation in the lastminute.com Share Schemes.

(B)                                The non-executive lastminute.com Directors do not have service agreements, but instead each (save for Martha Lane Fox) has a letter of appointment setting out the terms and conditions of their appointment as follows:

Name	Commencement of Appointment	Annual fee

Brian Collie	1 January, 2005	£100,000
Alan Barber	16 September, 2004	£35,000	(1)
Sven Boinet	5 August, 2003	£30,000
Bob Collier	21 March, 2000	£30,000
Martha Lane Fox	1 January 2004	£30,000
Agnès Touraine	28 May, 2003	£30,000

(1) Includes £5,000 for chairing the Audit Committee.

The non-executive directors also receive reimbursement for reasonable expenses. Save for the letter of appointment of Brian Collie, each letter of appointment provides that the director will need to be re-elected as a director by the lastminute.com Shareholders at the annual general meeting following appointment, and every three years thereafter. Brian Collie’s letter of appointment provides that he will need to be re-elected as a director every three years from his previous re-election. The letters of appointment provide that the director’s appointment will cease immediately on such director ceasing to be a director of lastminute.com for any reason.

Martha Lane Fox does not have a letter of appointment.

(C)                                Save as disclosed above, there are no service contracts between any lastminute.com Director and any member of the lastminute.com Group and no such contract has been entered into or amended within the six months preceding the date of this document.

9.             Other information

(A)                              Save as disclosed herein, no agreement, arrangement or understanding (including any compensation arrangement) exists between Travelocity Europe or any person acting in concert with Travelocity Europe and any of the directors, recent directors, shareholders or recent shareholders of lastminute.com which has any connection with, or dependence on, or which is conditional on, the outcome of the Acquisition.

(B)                                There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the lastminute.com Shares to be acquired by Travelocity Europe pursuant to the Acquisition will be transferred to any other person, save that Travelocity Europe reserves the right to transfer any lastminute.com Shares to any other member of the Sabre Group.

(C)                                On 15 July, 2004 lastminute.com announced its intention to voluntarily de-list from the Nasdaq National Market, to terminate its American Depositary Receipt facility and to seek ways in which it could terminate its reporting obligations under the US Securities Exchange Act.  Subsequent to that announcement, lastminute.com confirmed that its American Depositary Receipt facility had been terminated and its Nasdaq listing had been cancelled. lastminute.com has also confirmed that on 24 November, 2004, following a significant review of its US shareholder base and continuing requirements for registration under the US Securities Exchange Act, it had filed a certification and notice of termination of registration under such Act. The requisite ninety-day period following filing has lapsed and the filing is therefore fully effective and accordingly lastminute.com no longer needs to comply with US reporting requirements.

(D)                               Merrill Lynch has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appears.

(E)                                 UBS has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appears.

(F)                                 JPMorgan Cazenove has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appears.

(G)                                Morgan Stanley has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appears.

(H)                               Ernst & Young LLP has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appears.

(I)                                    No proposal exists in connection with the Acquisition for any payment or other benefit to be made or given by Travelocity Europe to any lastminute.com Director as compensation for loss of office or as consideration for, or in connection with, his retirement from office.

(J)                                   Save as disclosed herein, neither Travelocity Europe nor any person acting in concert with Travelocity Europe nor, so far as the directors of Travelocity are aware any associate (as defined in the Code) of Travelocity Europe has any arrangement (including any indemnity or option arrangements), agreement or understanding, formal or informal, of whatever nature, with any other person relating to relevant securities of lastminute.com which is or may be an inducement to deal or refrain from dealing.

(K)                               Save as disclosed herein, neither lastminute.com nor any associate (as defined in the paragraph 4.l(C)) of lastminute.com, nor so far as the directors of lastminute.com are aware any associate (as defined in the Code and not in paragraph 4.1(C)) has any arrangement (including any indemnity or option arrangements), agreement or understanding, formal or informal, of whatever nature, with any other person relating to relevant securities of lastminute.com which is or may be an inducement to deal or refrain from dealing.

(L)                                 Save as disclosed in the unaudited interim results of lastminute.com for the 3 and 6 months ended 31 March, 2005 set out in Section B of Part IV of this document, or as otherwise disclosed in this document, there has been no known material change in the financial or trading position of lastminute.com since 30 September, 2004, the date to which the last published audited accounts were made up.

(M)                            Save as disclosed herein, lastminute.com has not redeemed or purchased any lastminute.com Shares during the disclosure period.

(N)                               Except with the consent of the Panel, settlement of cash consideration to which any lastminute.com Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme free of any lien, right of set-off, counterclaim or other analogous right to which Travelcity Europe may otherwise be, or claim to be, entitled against such lastminute.com Shareholder.

10.          Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to and including the Effective Date:

(A)                              the memorandum and articles of association of lastminute.com (marked to show the amendment proposed in the special resolution in the notice of Extraordinary General Meeting of lastminute.com);

(B)                                the memorandum and articles of association of Travelocity Europe;

(C)                                the published audited consolidated accounts of lastminute.com for each of the two years ended 30 September, 2003 and 2004;

(D)                               the published audited consolidated accounts of Sabre Holdings for each of the two years ended 31 December, 2003 and 2004;

(E)                                 the irrevocable undertakings referred to in paragraph 2.4;

(F)                                 the material contracts referred to in paragraph 7;

(G)                                the service contracts of the lastminute.com Directors referred to in paragraph 8;

(H)                               the written consent referred to in paragraph 9(D);

(I)                                    the written consent referred to in paragraph 9(E);

(J)                                   the written consent referred to in paragraph 9(F);

(K)                               the written consent referred to in paragraph 9(G);

(L)                                 the written consent referred to in paragraph 9(H); and

(M)                            a full list of dealings where such dealings have been aggregated in paragraph 4.

Date: 6 June, 2005

PART VII

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT	No. 3504 of 2005

IN THE MATTER OF

LASTMINUTE.COM PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

(under section 425 of the Companies Act 1985)

between

LASTM1NUTE.COM PLC

and

THE HOLDERS OF SCHEME SHARES

(as hereinafter defined)

and

TRAVELOCITY EUROPE LIMITED

Preliminary

1.             Definitions

(A)          In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meaning:

“business day”	any day other than a Saturday, Sunday or public holiday on which banks are generally open for business in London other than solely for trading and settlement in Euro;

“Cancellation Shares”	the Scheme Shares other than the Transfer Shares;

“certificated” or “in certificated form”	not in uncertificated form (that is, not in CREST);

“Code”	The City Code on Takeovers and Mergers;

“Companies Act”	the Companies Act 1985, as amended;

“Court”	the High Court of Justice in England and Wales;

“Court Meeting”	the meeting of the lastminute.com Shareholders convened by order of the Court pursuant to section 425 of the Companies Act, including any adjournment thereof;

“CREST”	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations);

“CRESTCo”	CRESTCo Limited;

“Effective Date”	the date on which the Scheme becomes effective in accordance with its terms;

“Hearing Date”	the date on which the Court shall sanction the Scheme and confirm any reduction of capital which forms part of it;

“lastminute.com”	lastminute.com plc;

“lastminute.com Shares”	the ordinary shares of one penny each in the capital of lastminute.com;

“members”	members of lastminute.com on the register of members at any relevant date;

“Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 No. 2001/3755);

“Sabre”	Sabre, Inc;

“Sabre Group”	Sabre Holdings and its subsidiaries and subsidiary undertakings;

“Sabre Holdings”	Sabre Holdings Corporation;

“Scheme”	this scheme of arrangement in its present form or with or subject to any modification, addition or condition which the Court may think fit to approve or impose;

“Scheme Record Time”	6:00 p.m. on the Hearing Date;

“Scheme Shares”	the lastminute.com Shares in issue at the date of this document and any lastminute.com Shares issued:

(i) after the date of this document and prior to the Voting Record Time; or

(ii)

at or after the Voting Record Time and before 6:00 p.m. on the day immediately preceding the Hearing Date on terms that the holder thereof shall be bound by the Scheme or, in the case of any such shares issued prior to the adoption of the amendment to the articles of association proposed in relation to the Scheme, in respect of which the original or any subsequent holder thereof is or shall have agreed in writing to be bound by the Scheme, other than any lastminute.com Shares held by Travelocity Europe or any member of the Sabre Group;

“Transfer Shares”

those Scheme Shares which are designated, by the lastminute.com Directors by no later than 6:00 p.m. on the date immediately prior to the Hearing Date, as “Transfer Shares” for the purposes of the Scheme and which will not be cancelled but will be transferred to Travelocity Europe pursuant to the Scheme;

“Travelocity Europe”	Travelocity Europe Limited (registered in England and Wales with number 5448223);

“uncertificated” or “in uncertificated form”

with respect to lastminute.com Shares, recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST; and

“Voting Record Time”	6:00 p.m. on 27 June, 2005 or, if the Court Meeting is adjourned, 6:00 p.m. on the date which is two days prior to the date of such adjourned meeting.

(B)                                The authorised share capital of lastminute.com is £100,536,500 divided into  10,053,650,000 lastminute.com shares of one penny each of which, as at 2 June, 2005 (being the latest practicable date prior to the publication of this document) 343,574,619 lastminute.com shares of one penny each have been issued and are credited as fully paid and the remainder are unissued.

(C)                                Travelocity Europe has agreed to appear by counsel on the hearing of the petition to sanction this Scheme and to undertake to the Court to be bound thereby and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purposes of giving effect to this Scheme.

The Scheme

1.                                      Designation of Transfer Shares

The directors of lastminute.com may (in their absolute discretion), no later than 6:00 p.m. on the date immediately prior to the Hearing Date, designate any or all of the Scheme Shares to be Transfer Shares and any Scheme Shares which are not so designated shall be Cancellation Shares.

2.                                      Cancellation of Cancellation Shares

(A)                              The share capital of lastminute.com shall be reduced by the cancellation of the Cancellation Shares.

(B)                                Forthwith and contingently upon the said reduction of capital taking effect:

(i)                                     the authorised share capital of lastminute.com shall be increased to its former amount by the creation of such number of new lastminute.com Shares as shall be equal to the number of Cancellation Shares; and

(ii)                                  lastminute.com shall apply the credit arising in its books of account as a result of the cancellation of the Cancellation Shares in paying up in full at par the new lastminute.com Shares created pursuant to sub clause (B)(i) of this clause which shall be allotted and issued credited as fully paid to Travelocity Europe.

3.                                      Acquisition of Transfer Shares

(A)                              In the event that the directors of lastminute.com have designated any Scheme Shares as Transfer Shares, Travelocity Europe shall acquire the Transfer Shares free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature whatsoever and together with all rights at the date of this Scheme or hereafter attaching thereto including the right to receive all dividends or other distributions declared, paid or made thereon on or after 12 May, 2005.

(B)                                For such purposes the Transfer Shares shall be transferred to Travelocity Europe and to give effect to such transfer(s) any person may be nominated by Travelocity Europe to execute as transferor an instrument or instruction of transfer of any of the Transfer Shares and every instrument or instruction of transfer so executed shall be as effective as if it had been executed by the holder or holders of the Transfer Shares thereby transferred.

4.                                      Consideration for cancellation of the Cancellation Shares and transfer of Transfer Shares

In consideration for the cancellation of the Cancellation Shares and the allotment and issue of the lastminute.com Shares as provided in clause 2(B)(ii) and the acquisition and transfer of the Transfer Shares as provided in clause 3, Travelocity Europe shall, subject as hereinafter provided, pay or procure that there shall be paid to or for the account of each holder of the Scheme Shares (as appearing in the register of members of lastminute.com at the Scheme Record Time):

for each lastminute.com Share under the Scheme	165 pence in cash

5.                                      Share certificates

(A)                              Upon and from the Scheme taking effect, each existing certificate representing a holding of Scheme Shares shall cease to be valid in respect of such holding and each holder of Scheme Shares shall be bound at the request of lastminute.com to deliver up the same to lastminute.com or to any person appointed by lastminute.com to receive the same.

(B)                                Upon and from the Scheme taking effect, in respect of those holders of Scheme Shares who hold Scheme Shares in uncertificated form, CREST shall be instructed to cancel such holders’ entitlement to such Scheme Shares.

6.                                      Despatch of consideration

(A)                              Within 14 days after the Effective Date, Travelocity Europe shall:

(i)                                     in the case of Cancellation Shares and Transfer Shares which at the Scheme Record Time were in certificated form, despatch or procure the despatch to the persons entitled thereto, or as they may direct, in accordance with the provisions of clause 6(B), cheques for the sums payable to them respectively in accordance with clause 4; and

(ii)                                  in the case of Cancellation Shares and Transfer Shares which at the Scheme Record Time were in uncertificated form, make payment of the said consideration through CREST in the manner prescribed by clause 6(D) provided that Travelocity Europe may, if it so determines, make payment of the said consideration by cheque and/or warrant as aforesaid.

(B)                                All deliveries of cheques required to be made pursuant to this Scheme shall be effected by sending the same through the post in prepaid envelopes addressed to the persons entitled thereto at their respective registered addresses as appearing in the register of members of lastminute.com at the Scheme Record Time (or, in the case of joint holders, at the registered address of that one of the joint holders whose name stands first in the said register in respect of such joint holding on such date) or in accordance with any special instructions regarding communications, and Travelocity Europe shall not be responsible for any loss or delay in the transmission of any cheques, warrants or certificates sent in accordance with this sub clause, which shall be sent at the risk of the persons entitled thereto.

(C)                                All cheques shall be made payable to the person to whom in accordance with the foregoing provisions of this clause the envelope containing the same is addressed and the encashment of any such cheque or warrant shall be a complete discharge to Travelocity Europe for the monies represented thereby.

(D)                               In respect of payments made through CREST, Travelocity Europe shall ensure that an assured payment obligation is created in accordance with the CREST assured payment arrangements. The creation of such assured payment obligation shall be a complete discharge to Travelocity Europe for the monies represented thereby.

(E)                                 The preceding paragraphs of this clause 6 shall take effect subject to any prohibition or condition imposed by law.

7.                                      The Effective Date

(A)                              This Scheme shall become effective as soon as an office copy of the order of the Court sanctioning this Scheme under section 425 of the Companies Act and (unless the directors of lastminute.com have elected, no later than 6:00 p.m. on the date immediately prior to the Hearing Date, to designate all the Scheme Shares as Transfer Shares) confirming under section 137 of the said Act the reduction of capital provided for by this Scheme shall have been delivered to the Registrar of Companies in England and Wales and registered by him.

(B)                                Unless this Scheme shall have become effective on or before 31 July, 2005, or such later date, if any, as lastminute.com and Travelocity Europe may agree and the Court may approve, this Scheme shall never become effective.

8.                                      Modification

lastminute.com and Travelocity Europe may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

Dated 6 June, 2005

PART VIII

DEFINITIONS

In this document, except in Sections A and B of Part IV (Financial Information relating to the lastminute.com Group), Sections A and B of Part V (Financial Information relating to the Sabre Group) and Part VII (The Scheme of Arrangement), the following words and expressions shall have the meanings set out below, unless the context otherwise requires:

“Acquisition”	the acquisition by Travelocity Europe of the lastminute.com Shares;

“Alternative Proposal”

an offer (whether or not subject to pre-conditions) or possible offer put forward by any third party which is not acting in concert with Sabre in respect of, or for, the issued ordinary share capital of lastminute.com or the sale, or possible sale, of the whole or any material part, of the assets or undertaking of the lastminute.com Group, in each case howsoever it is proposed that such offer or proposal be implemented (whether, without limitation, by way of scheme of arrangement or otherwise);

“Announcement”	the announcement by the boards of Sabre and lastminute.com on 12 May, 2005 pursuant to Rule 2.5 of the Code that they had agreed the terms of the Acquisition;

“Bear Stearns”	Bear, Stearns & Co., Inc.;

“Bondholder”	each holder of a unit of €1,000 of the lastminute.com Convertible Bonds;

“business day”	any day other than a Saturday, Sunday or public holiday on which banks are generally open for business in London other than solely for trading and settlement in Euro;

“Cancellation Shares”	the Scheme Shares other than the Transfer Shares;

“certificated” or “in certificated form”	not in uncertificated form (that is, not in CREST);

“Code”	The City Code on Takeovers and Mergers;

“Companies Act”	the Companies Act 1985, as amended;

“Court”	the High Court of Justice in England and Wales;

“Court Meeting”	the meeting of the lastminute.com Shareholders convened by order of the Court pursuant to section 425 of the Companies Act, including any adjournment thereof;

“CREST”	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations);

“CRESTCo”	CRESTCo Limited;

“Diluted Share Capital”	the total number of issued shares of lastminute.com plus the number of lastminute.com Shares underlying options which have exercise prices of 165 pence or less;

“Effective Date”	the date on which the Scheme becomes effective in accordance with its terms;

“Extraordinary General Meeting”	the extraordinary general meeting of lastminute.com convened in connection with the Scheme and to be held on the same date as the Court Meeting;

“Forms of Proxy”	the forms of proxy for use at the Court Meeting and the Extraordinary General Meeting;

“Hearing Date”

the date on which the Court shall sanction the Scheme and (unless the lastminute.com Directors have elected, no later than 6:00 p.m. on the date immediately prior to that date, to designate all the Scheme Shares as Transfer Shares) confirm the reduction of capital which forms part of it;

“Implementation Agreement”	the implementation agreement between Sabre, Travelocity Europe and lastminute.com dated 12 May, 2005 relating, inter alia, to the implementation of the Scheme;

“JPMorgan Cazenove”	JPMorgan Cazenove Limited;

“lastminute.com”	lastminute.com plc;

“lastminute.com Board” or “lastminute.com Directors”	the directors of lastminute.com at the date of this document;

“lastminute.com Convertible Bonds”	the €102,582,000 6 per cent. convertible bonds due 2008 issued by lastminute.com;

“lastminute.com Group”	lastminute.com and its subsidiaries and subsidiary undertakings;

“lastminute.com Share Schemes”

the lastminute.com 1998 unapproved executive share option scheme, the 1999 unapproved executive share option scheme, the lastminute.com 2000 unapproved executive share option scheme, the lastminute.com 2000 approved executive share option scheme, the lastminute.com long term incentive plan, the lastminute.com share incentive plan, the lastminute.com non-executive share option scheme 2000, the lastminute.com Annual Share Bonus Plan and the lastminute.com Sharesave scheme dated 14 February, 2002;

“lastminute.com Shareholder”	a holder of a lastminute.com Share;

“lastminute.com Shares”	the ordinary shares of one penny each in the capital of lastminute.com;

“London Stock Exchange”	London Stock Exchange plc;

“LTIP Awards”	the award of the right to lastminute.com Shares in accordance with the terms of the lastminute.com long term incentive plan;

“members”	members of lastminute.com on the register at any relevant date;

“Merrill Lynch”	Merrill Lynch International;

“Morgan Stanley”	Morgan Stanley & Co. Limited;

“Morgan Stanley Senior Funding”	Morgan Stanley Senior Funding, Inc;

“Offer”

should Travelocity Europe elect, or become obliged, to effect the Acquisition by way of a takeover offer, the offer to be made by or on behalf of Travelocity Europe for all of the lastminute.com Shares on the terms and subject to the conditions to be set out in the Offer Document and form of acceptance including, where the context requires, any subsequent revision, variation, extension or renewal thereof;

“Offer Document”	the document to be posted to lastminute.com Shareholders and others pursuant to which an Offer would be made;

“Panel”	the Panel on Takeovers and Mergers;

“register”	the register of members of lastminute.com;

“Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 No. 2001/3755);

“Relevant Date”

(i) in the case of the Scheme, the Effective Date, or (ii) if the Scheme does not become effective but Sabre Holdings or one of its subsidiaries becomes entitled to exercise rights under section 429 of the Companies Act in respect of lastminute.com Shares pursuant to any takeover offer for lastminute.com by such company, the date on which it becomes so entitled;

“Sabre”	Sabre, Inc;

“Sabre Group”	Sabre Holdings and its subsidiaries and subsidiary undertakings;

“Sabre Holdings”	Sabre Holdings Corporation;

“Scheme”	the scheme of arrangement under section 425 of the Companies Act between lastminute.com and the lastminute.com Shareholders to implement the Acquisition;

“Scheme Record Time”	6:00 p.m. on the Hearing Date;

“Scheme Shares”	the lastminute.com Shares in issue at the date of this document and any lastminute.com Shares issued:

(i) after the date of this document and prior to the Voting Record Time; or

(ii)

at or after the Voting Record Time and before 6:00 p.m. on the day immediately preceding the Hearing Date on terms that the holder thereof shall be bound by the Scheme or, in the case of any such shares issued prior to the adoption of the amendment to the articles of association set out in the Notice of Extraordinary General Meeting at the end of this document, in respect of which the original or any subsequent holder thereof is or shall have agreed in writing to be bound by the Scheme, other than any lastminute.com Shares held by Travelocity Europe or any member of the Sabre Group;

“Transfer Shares”

those lastminute.com Shares which are designated, by the lastminute.com Directors no later than 6:00 p.m. on the date immediately prior to the Hearing Date, as “Transfer Shares” for the purposes of the Scheme and which will not be cancelled but will be transferred to Travelocity Europe pursuant to the Scheme;

“Travelocity”	the Travelocity business of Sabre as described in paragraph 10(C) of Part II of this document;

“Travelocity Europe”	Travelocity Europe Limited;

“TTV”	total transaction value;

“UBS Investment Bank” or “UBS”	UBS Limited;

“UK”	the United Kingdom of Great Britain and Northern Ireland;

“uncertificated” or “in uncertificated form”

with respect to lastminute.com Shares, recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;

“US GAAP”	accounting principles generally accepted in the United States; and

“Voting Record Time”

6:00 p.m. on 27 June, 2005 or, in the case of an adjournment of the Court Meeting or the Extraordinary General Meeting, 6:00 p.m. on the date which is two days prior to the date of such adjourned meeting.

Unless otherwise stated, all references in this document to times are to London times.

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT	No. 3504 of 2005

IN THE MATTER OF LASTMINUTE.COM PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an order dated 3 June, 2005 made in the above matters, the Court has directed a meeting to be convened of the holders of lastminute.com shares of one penny each (“lastminute.com Shares”) in the capital of the above named lastminute.com plc (the “Company”) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made between the Company and the holders of Scheme Shares (as defined in the said scheme) and that such meeting will be held at 10:00 a.m. on 29 June, 2005, at Arundel House, 13-15 Arundel Street, London WC2R 3DX, at which place and time all holders of the said shares are requested to attend.

A copy of the said scheme of arrangement and a copy of the explanatory statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

Shareholders entitled to attend and vote at the meeting may vote in person at the meeting or they may appoint another person as their proxy to attend and vote in their stead. A proxy need not be a member of the Company. A white Form of Proxy for use at the meeting is enclosed with this notice. Alternatively, if the shares are held in uncertificated form (i.e. in CREST), voting may be effected under the CREST Proxy Voting Service so as to be received by Lloyds TSB Registrars (under CREST participant ID 7RA01) no later than 48 hours before the time appointed for the meeting in accordance with the procedures set out in the CREST Manual.

Completion of the white Form of Proxy will not prevent a holder of ordinary shares attending and voting at the said meeting.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

It is requested that forms appointing proxies be lodged with the registrar of the Company, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZQ, not less than 48 hours before the time appointed for the meeting but if forms are not so lodged they may be handed to the chairman at the meeting. Proxies submitted using the CREST Proxy Voting Service must be transmitted so as to be received by Lloyds TSB Registrars (under Crest participant ID 7RA01) not less than 48 hours before the time appointed for the meeting.

Entitlement to attend and vote at the meeting or any adjournment thereof, and the number of votes which may be cast thereat, will be determined by reference to the register of members of the Company at 6:00 p.m. on 27 June, 2005 or, if the meeting is adjourned, 6:00 on the date falling two days before the date fixed for such adjourned meeting.

By the said order, the Court has appointed Brian Collie, or, failing him, Alan Barber, or, failing him, Brent Hoberman, to act as chairman of the meeting and has directed the chairman to report the result of the meeting to the Court.

The said scheme of arrangement will be subject to the subsequent sanction of the Court.

Dated 6 June, 2005

Herbert Smith LLP Exchange House Primrose Street London EC2A 2HS Solicitors for the Company

lastminute.com plc

(Registered in England and Wales - No. 03852152)

Notice of Extraordinary General Meeting

Notice is hereby given that an Extraordinary General Meeting of lastminute.com plc (the “Company”) will be held at Arundel House, 13-15 Arundel Street, London WC2R 3DX on 29 June, 2005 at 10:15 a.m. (or as soon thereafter as the meeting of the holders of the Company’s ordinary shares of one penny each convened for 10:00 a.m. on the same day and at the same place, by an order of the High Court of Justice, shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as a special resolution:

Special Resolution

THAT:

(A)                              the scheme of arrangement dated 6 June, 2005 between the Company and the holders of its Scheme Shares (as defined in the said scheme, a print of which has been produced to the meeting and for the purpose of identification signed by the Chairman) in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the “Scheme”), be approved and the directors of the Company be authorised (i) in their absolute discretion to designate all or any of the Scheme Shares in issue at 6:00 p.m. on the day immediately prior to the Hearing Date (as defined in the Scheme) to be Transfer Shares (as defined in the Scheme) for the purposes of the Scheme (provided that any Scheme Shares which are not so designated shall be Cancellation Shares (as defined in the Scheme)) and (ii) to take such other action as they consider necessary or appropriate for carrying the Scheme into effect;

(B)                                for the purpose of giving effect to the Scheme (unless, at or prior to 6:00 p.m. on the day immediately prior to the Hearing Date, the directors of the Company have designated all the Scheme Shares as Transfer Shares):

(a)           the share capital of the Company be reduced by cancelling all the Cancellation Shares;

(b)           forthwith and contingent on such reduction of capital taking effect:

(i)                                     the authorised share capital of the Company be increased to its former amount by the creation of such number of new ordinary shares of one penny each as shall be equal to the number of the Cancellation Shares; and

(ii)                                  the credit arising in the books of account of the Company as a result of the cancellation of the said Cancellation Shares be applied in paying up in full at par the new ordinary shares of one penny each referred to in paragraph (b)(i) above, which shall be allotted and issued credited as fully paid to Travelocity Europe Limited; and

(c)                                  the directors of the Company be authorised pursuant to and in accordance with section 80 of the Companies Act 1985 to give effect to this resolution and accordingly to effect the allotment of the new ordinary shares referred to in paragraph (b)(ii) above, provided that (i) this authority shall expire on the fifth anniversary of this resolution; (ii) the maximum nominal amount of shares which may be allotted hereunder shall be £350,000,000; and (iii) this authority shall be without prejudice to any other authority under the said section 80 previously granted and in force on the date on which this resolution is passed; and

(C)                                forthwith upon the passing of this special resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new article 12A:

“(i)                               In this article, references to the “Scheme” are to the scheme of arrangement between the Company and the holders of Scheme Shares (as defined therein) under section 425 of the Companies Act 1985 set out in the circular to the Company’s shareholders dated 6 June, 2005 (in its original form or with or subject to any modification, addition or condition approved or imposed by the Court) and terms defined in the Scheme shall have the same meanings in this Article.

(ii)           Notwithstanding any other provision of these Articles, if the Company issues any shares after the adoption of this article and at or prior to 6:00 p.m. on the day immediately preceding the Hearing Date (as defined in the Scheme), such shares shall be allotted and issued subject to the terms of the Scheme and the holders of such shares shall be bound by the Scheme accordingly (subject to the Scheme becoming effective).

(iii)          Subject to the Scheme becoming effective, if after 6:00 p.m. on the day immediately preceding the Hearing Date any shares in the Company are at any time allotted or issued to any person or persons other than a nominee, subsidiary or subsidiary undertaking of Sabre Holdings Corporation (such person or persons being a “new member”) they will be immediately transferred to Travelocity Europe Limited, or as it may direct, in consideration of, and conditional upon, the payment to the new member of the Applicable Price per ordinary share. If the Scheme does not become effective but Sabre Holdings Corporation or any of its subsidiaries or subsidiary undertaking (the “Entitled Party”) becomes entitled to exercise rights under section 429 of the Companies Act 1985 in respect of any takeover offer for the shares of the Company, then if on or following the date on which the Entitled Party becomes so entitled any share in the Company is at any time allotted or issued to a new member, it will be immediately transferred to the Entitled Party, or as it may direct, in consideration of, and contingent upon, the payment to the new member of the Applicable Price per ordinary share.

(iv)          On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation), the value of the cash payment per share to be paid under paragraph (iii) of this Article shall be adjusted by the Directors in such manner as the auditors of the Company may determine to be appropriate to reflect such reorganisation or alteration. References in this article to shares shall, following such adjustment, be construed accordingly.

(v)                                 To give effect to any such transfer required by this Article 12A, the Company may appoint any person to execute a form of transfer on behalf of the new member in favour of Travelocity Europe Limited, or as it may direct. Pending the registration of Travelocity Europe Limited as the holder of any share to be transferred pursuant to this Article 12A, Travelocity Europe Limited shall be empowered to appoint a person nominated by the Directors to act as attorney on behalf of the new member in accordance with such directions as Travelocity Europe Limited may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attaching thereto in accordance with the directions of Travelocity Europe Limited but not otherwise. Payment in respect of any shares transferred under this Article 12A will be made within 14 days of the date of transfer of such shares.

(vi)                              In this Article 12A:

“Applicable Price” means (i) the consideration payable for each ordinary share pursuant to the Scheme (if the Scheme becomes effective) or (ii) the offer price if an Entitled Party becomes entitled to exercise rights under section 429 of the Companies Act 1985 in respect of each ordinary share pursuant to any takeover offer for the Company by such Entitled Party.”

By order of the board

Simon Watkins Company Secretary 6 June, 2005

Registered office:
39 Victoria Street
London
SW1H 0EE

Notes:

(1)                                  A member entitled to attend and vote at the Extraordinary General Meeting may appoint one or more persons to attend and, on a poll, to vote instead of him or her. The completion and return of a pink Form of Proxy will not preclude a member from attending and voting in person at the meeting.

(2)                                  A proxy need not be a member of the Company.

(3)                                  A pink Form of Proxy is enclosed. To be valid, the pink Form of Proxy, together with the authority (if any) under which it is executed or a notarially certified copy of such authority, must be returned to the Company’s registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZN by no later than 48 hours before the time of the meeting or (as the case may be) the adjourned meeting. Alternatively, if you hold your shares in uncertificated form (i.e. in CREST), you may vote using the CREST system (see notes on CREST voting below).

(4)                                  Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those shareholders registered on the register of members of the Company as at 10:15 a.m. on 27 June, 2005 or, if the Extraordinary General Meeting is adjourned, on the register of members not less than 48 hours before the time of any adjourned meeting, shall be entitled to attend and vote at the meeting in respect of the number of ordinary shares in the Company registered in their name at that relevant time. Changes to entries on the register of members after 10:15 a.m. on 27 June, 2005 or, if the Extraordinary General Meeting is adjourned, on the register of members not less than 48 hours before the time of any adjourned meeting, will be disregarded in determining the right of any person to attend and vote at the meeting.

(5)                                  Copies of the Company’s existing articles of association and copies of the articles of association as proposed to be amended by paragraph (C) of the special resolution set out in the notice of the meeting are available for inspection at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS during normal business hours on a weekday(Saturdays, Sundays and public holidays excepted) until the close of the Extraordinary General Meeting and will also be available for inspection at the place of the Extraordinary General Meeting for at least 15 minutes prior to, and during, the Extraordinary General Meeting.

Notes on CREST Proxy voting:

(6)                                  If you submit your proxy electronically through CREST, to be valid the appropriate CREST message (regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy) must be transmitted so as to be received by Lloyds TSB Registrars, (under CREST participant ID 7RA01), by no later than 48 hours before the time of the meeting or (as the case may be) the adjourned meeting. The time of receipt will be taken to be the time from which Lloyds TSB Registrars is able to retrieve the message by enquiry to CREST.

(7)                                  CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

(8)                                  CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages and the normal system timings and limitations apply to the input of CREST Proxy Instructions.

(9)                                  The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (SI 2001/3755).